   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 28, 1999.



                                                      REGISTRATION NO. 333-91353

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MGC COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                  NEVADA                                      4813                                    88-0360042
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NO.)

       171 SULLYS TRAIL, SUITE 202                                                               KENT F. HEYMAN, ESQ.
        PITTSFORD, NEW YORK 14534                                                            171 SULLYS TRAIL, SUITE 202
              (716) 218-6540                                                                  PITTSFORD, NEW YORK 14534
      (ADDRESS, INCLUDING ZIP CODE,                                                                 (716) 218-6540
     AND TELEPHONE NUMBER, INCLUDING                                                     (NAME, ADDRESS, INCLUDING ZIP CODE,
        AREA CODE, OF REGISTRANT'S                                                         AND TELEPHONE NUMBER, INCLUDING
       PRINCIPAL EXECUTIVE OFFICES)                                                        AREA CODE, OF AGENT FOR SERVICE)


                            ------------------------

                                   COPIES TO:

                ROBERT B. GOLDBERG, ESQ.                                 RALPH J. SUTCLIFFE, ESQ.
     ELLIS, FUNK, GOLDBERG, LABOVITZ & DOKSON, P.C.                 KRONISH LIEB WEINER & HELLMAN LLP
          3490 PIEDMONT ROAD, N.E., SUITE 400                    1114 AVENUE OF THE AMERICAS, 46TH FLOOR
                 ATLANTA, GEORGIA 30305                                  NEW YORK, NEW YORK 10036
                     (404) 233-2800                                           (212) 479-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: The sale of securities under this Registration Statement will begin as soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered in connection with dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF                 AMOUNT             OFFERING PRICE           AGGREGATE              AMOUNT OF
     SECURITIES TO BE REGISTERED         TO BE REGISTERED          PER SHARE          OFFERING PRICE(1)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value........       765,829(1)               $41.06              $31,444,939
Series D Convertible Preferred Stock,                                                                            $14,241.46
  $.001 par value....................       450,000(1)               $50.00              $22,500,000
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Up to 5,175,000 shares of common stock and up to 3,450,000 shares of Series D Convertible Preferred Stock may be sold in this offering. Of such shares, the registration fee with respect to 4,409,171 shares of common stock and 3,000,000 shares of Series D Convertible Preferred Stock has been previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two prospectuses. The first prospectus relates to a common stock offering and is produced in its entirety. The second prospectus relates to a preferred stock offering and is created by substituting the pages numbered "S-" for corresponding pages in the common stock prospectus.

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 28, 1999


PRELIMINARY PROSPECTUS


                                4,500,000 SHARES


                                   MGC COMMUNICATIONS, INC.
                                  COMMON STOCK

                              $         PER SHARE

                               ------------------


     We are selling 4,438,594 shares of common stock and the selling stockholders named in this prospectus are selling 61,406 shares of common stock.



     The common stock is quoted on the Nasdaq National Market under the symbol "MGCX". The last reported sale price of the common stock on the Nasdaq National Market, on December 27, 1999, was $41.06 per share.



     Concurrently with this offering, and by a separate prospectus, we are offering to sell 3,000,000 shares of Series D convertible preferred stock. The completion of this offering and the concurrent offering are not dependent on one another.



     The underwriters named in this prospectus may purchase up to 675,000 additional shares of common stock from us solely to cover over-allotments.


                               ------------------


     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------


                                                               PER SHARE         TOTAL
                                                              ------------    ------------
Public Offering Price                                         $               $
Underwriting Discount                                         $               $
Proceeds to MGC Communications (before expenses)              $               $
Proceeds to the Selling Stockholders (before expenses)        $               $



     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
  , 2000.


                               ------------------


SALOMON SMITH BARNEY                                    BEAR, STEARNS & CO. INC.

                               ------------------

GOLDMAN, SACHS & CO.
                                      ING BARINGS
                                                         WARBURG DILLON READ LLC


                         , 2000

[MGC LOGO]

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
How We Intend to Use the Proceeds of this Offering..........   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Consolidated Financial and Operating Data..........   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   28
Management..................................................   47
Principal and Selling Stockholders..........................   50
Description of Securities...................................   52
Description of the Series D Convertible Preferred Stock.....   60
Underwriting................................................   72
Legal Matters...............................................   74
Experts.....................................................   74
Where You Can Find More Information.........................   74
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY


     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the notes related to our financial statements. Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.


                               MGC COMMUNICATIONS


     We are a growing communications company currently offering a single source solution including Internet access, voice over digital subscriber line or DSL, local dialtone, long distance and other voice and data services. We market these services primarily to small and medium size business customers. We have launched bundled voice and high-speed data services using DSL technology in all of our current markets. DSL technology allows us to use our existing network to simultaneously carry up to 24 voice calls or multiple voice calls and high-speed data traffic on a single standard telephone line.



     - By installing our own equipment in space we rent at 288 incumbent carrier central office or "collocation" sites, we had access to approximately 16 million addressable lines at the end of third quarter 1999. These 288 collocation sites represent one of the broadest geographic service areas of any competitive carrier providing local, long distance and data products.



     - We have developed a sophisticated, proprietary operations support system designed to manage all aspects of our business, including timely and accurate provisioning to place our customers on our network. Our operations support system is fully integrated and fully capable of accommodating our growth plans.



     - We have an experienced and proven management team led by our president and chief executive officer, Rolla P. Huff.


     - We currently deliver our services in the metropolitan areas of Atlanta, Chicago, Las Vegas, southern Florida and selected areas of southern California, including Los Angeles and San Diego.

     - We have established working relationships with five incumbent local exchange carriers: Ameritech, BellSouth, GTE, PacBell and Sprint.

     - At the end of the third quarter of 1999, we had 138,400 customer lines sold, of which 117,210 lines were in service.


     - To rollout our network and services on a national basis, during 2000, we plan to aggressively expand our network to include over 800 central office collocation sites providing access to more than 35 million addressable lines.



     - In connection with the expansion of our network, we plan to increase the size of our sales force from 128 sales personnel at the end of the third quarter of 1999 to over 350 by the end of 2000.



     - We plan to build data centers and enter into co-marketing agreements with "e-commerce" providers.



     We were one of the first competitive carriers to implement a strategy of building and owning the network equipment that controls how voice and data transmissions originate and terminate, which we refer to as switches, while leasing the telephone lines and cable over which the voice calls and data traffic are transmitted, which we refer to as transport, from incumbent carriers. We believe this strategy has allowed us to serve a broad geographical area at a comparatively low cost while maintaining control of the access to our customers. Having executed this strategy, we are well-positioned to serve the growing demand from small and medium size business customers for communications services.


     Since launching our services, we have experienced operating losses and generated negative cash flow from operations. We expect to continue to generate negative cash flow from operations for the foreseeable future while we continue to expand our network and develop our product offerings and customer base. However, by implementing DSL technology and using a single telephone line to deliver a bundled voice and high-speed data product, we expect to significantly reduce the per line costs of provisioning customer lines and the associated recurring costs of leasing telephone lines. These savings should allow us to improve our cash flow from operations and offer a value-priced package of services to our customers.



BUSINESS STRATEGY


     Our goal is to become a leading national communications provider of bundled voice and data solutions to the small and medium size business market. We intend to implement the following strategies in an effort to achieve our goal:


     - rollout our national network and service rapidly;



     - expand our sales force significantly;



     - complete the deployment of DSL equipment throughout our network;



     - control access to our customers;



     - employ a capital efficient network strategy;



     - capitalize on our sophisticated operations support system; and



     - develop e-commerce data centers.



PRINCIPAL EXECUTIVE OFFICES



     Our principal executive offices are at 171 Sullys Trail, Suite 202, Pittsford, New York 14534. Our telephone number is (716) 218-6540.

                                  THE OFFERING


Common stock offered by
us(1).........................       4,438,594 shares



Common stock offered by the
selling stockholders..........       61,406 shares



Common stock to be outstanding
  after this offering(2)......       27,669,962 shares


Use of proceeds...............       Capital expenditures related to the
                                     purchase and installation of DSL and other communications equipment, market expansion and for general corporate purposes, including working capital to fund our expanding sales, marketing and product development efforts.

Nasdaq National Market symbol
for common stock..............       MGCX


Concurrent offering...........       Concurrently with this offering, and by
                                     separate prospectus, we are offering to
                                     sell 3,000,000 shares of Series D
                                     convertible preferred stock. The completion of this offering and the concurrent offering are not dependent on one another.

-------------------------

(1) The underwriters have an over-allotment option to purchase an additional 675,000 shares solely to cover over-allotments.


(2) The number of shares outstanding excludes:


     - 3,178,000 shares of common stock which may be issued upon the exercise of stock options outstanding as of December 27, 1999 with a weighted average exercise price of $13.92 per share;



     - approximately 285,815 shares of common stock which may be issued upon the exercise of outstanding warrants with an exercise price of approximately $.02 per share;



     - the conversion of the 5,277,779 shares of Series B convertible preferred stock outstanding and 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999, all of which shares may be converted into shares of common stock on a one-for-one basis;



     - the conversion of the shares of the Series D convertible preferred stock which may be issued in the concurrent offering; and


     - any shares which may be issued if the underwriters exercise their over-allotment option.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                                        NINE MONTHS
                                                                                           ENDED
                                                     YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                 -------------------------------    --------------------
                                                  1996        1997        1998        1998        1999
                                                  ----        ----        ----        ----        ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues...........................    $     1    $  3,791    $ 18,249    $ 11,772    $ 34,922
Cost of operating revenues, excluding
  depreciation...............................        305       3,928      17,129      10,575      31,449
Selling, general and administrative
  expenses...................................        841       6,440      17,877      11,250      27,469
Loss from operations.........................     (1,554)     (7,851)    (21,995)    (13,202)    (36,402)
Net loss.....................................     (1,491)    (10,836)    (32,065)    (22,293)    (44,744)
Basic and diluted loss per share of common
  stock......................................    $ (2.11)   $  (1.30)   $  (2.26)   $  (1.69)   $  (2.50)



                                                                  AS OF SEPTEMBER 30, 1999
                                                    ----------------------------------------------------
                                                     ACTUAL     AS ADJUSTED(1)    AS FURTHER ADJUSTED(2)
                                                    --------    --------------    ----------------------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and investments
  available-for-sale, excluding restricted
  investments.....................................  $178,961      $  351,540            $  531,073
Restricted investments............................    30,375          30,375                30,375
Property and equipment, net.......................   151,159         151,159               151,159
Total assets......................................   381,814         554,393               733,926
Long-term debt....................................   157,677         157,677               157,677
Series B convertible preferred stock..............    46,663          46,663                46,663
Series C convertible preferred stock..............        --              --                34,500
Series D convertible preferred stock..............        --              --               145,033
Stockholders' equity..............................   134,394         306,973               306,973



                                                                                        NINE MONTHS
                                                                                           ENDED
                                                     YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                 -------------------------------    --------------------
                                                  1996        1997        1998        1998        1999
                                                  ----        ----        ----        ----        ----
                                                                 (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(3)....................................    $(1,145)   $ (6,577)   $(16,757)   $(10,053)   $(23,996)
Cash flows used in operating activities......       (942)     (4,490)    (24,184)     (9,073)    (29,226)
Cash flows used in investing activities......     (2,287)   (135,491)    (77,715)    (92,948)    (54,784)
Cash flows provided by financing
  activities.................................     11,126     177,138      68,731      68,387     165,348
Capital expenditures.........................      3,659      22,641      97,101      67,136      47,135
OPERATING DATA AT END OF PERIOD:
Total access lines in service................         50      15,590      47,744      35,246     117,210
Central office collocation sites.............          9          25         207          85         288
Switches in service..........................          1           3           7           4           7
Number of sales personnel
  Field sales................................          7          23          50          39          95
  Inside sales...............................         --          --          31          53          33
                                                 -------    --------    --------    --------    --------
         Total sales personnel...............          7          23          81          92         128


---------------

(1) Gives effect to the sale of 4,438,594 shares of common stock in this offering.



(2) Gives effect to the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999, the sale of 4,438,594 shares of common stock in this offering and the sale of 3,000,000 shares of Series D convertible preferred stock in the concurrent offering.



(3) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

                                  RISK FACTORS


     You should carefully consider the following factors, in addition to other information in this prospectus, before purchasing the securities being offered.



IT IS DIFFICULT TO PREDICT OUR FUTURE OPERATING RESULTS FROM OUR PREVIOUS PERFORMANCE SINCE OUR BUSINESS MODEL IS STILL EVOLVING AND WE HAVE A LIMITED OPERATING HISTORY



     Our limited operating history makes predicting future results difficult. Because some of our services are new, we cannot be sure businesses will buy them. In addition, we have recently hired a new chief executive officer who may realign our operations into regional service areas to support our expanding geographic markets or make other changes which could increase the cost of providing our services.


WE EXPECT OUR LOSSES TO CONTINUE


     We recorded net losses of $44.7 million in the first nine months of 1999, $32.1 million in 1998, and $10.8 million in 1997. In addition, we had negative cash flow from operations of $29.2 million in the first nine months of 1999, $24.2 million in 1998 and $4.5 million in 1997. We expect to record significant net losses and generate negative cash flow from operations for the foreseeable future. We cannot assure you we will achieve or sustain profitability or generate sufficient positive cash flow from operations to meet our planned capital expenditures, working capital and debt service requirements.


WE WILL NEED SIGNIFICANT ADDITIONAL FUNDS THAT WE MAY NOT BE ABLE TO OBTAIN


     We require significant amounts of capital to fund the development and expansion of our business and services as well as operating costs and debt service. If we cannot generate or otherwise access sufficient funds, we may be required to delay or abandon some of our future expansion plans. This would likely have a negative impact on our growth and our ability to compete in the communications industry. We expect to fund our capital requirements through existing resources, debt or equity financing and internally generated funds, including the proceeds of this offering, the concurrent offering and the issuance of Series C convertible preferred stock. We cannot assure you we will be successful in completing the concurrent offering or the proposed sale of Series C convertible preferred stock or otherwise raising sufficient debt or equity financing on acceptable terms.


OUR SUBSTANTIAL DEBT CREATES FINANCIAL AND OPERATING RISK


     As of September 30, 1999, we had approximately $157.7 million of total debt outstanding. Our level of debt could have important consequences to you, including the following:



     - a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for expansion or other purposes;


     - our significant amount of debt could make us more vulnerable to changes in general economic conditions or increases in prevailing interest rates;


     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;



     - our failure to comply with the restrictions contained in any of our financing agreements could lead to a default which could result in our being required to repay all of our outstanding debt; and


     - we may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

OUR DEBT COVENANTS AND PREFERRED STOCK TERMS COULD LIMIT HOW WE CONDUCT OUR BUSINESS AND OUR ABILITY TO RAISE ADDITIONAL FUNDS


     Our debt indenture contains covenants that restrict our ability to:

     - incur additional debt;

     - pay dividends and make other distributions;

     - prepay subordinated debt;

     - make investments and other restricted payments;

     - create liens;

     - sell assets; and

     - engage in transactions with affiliates.


     In addition, the terms of our outstanding preferred stock require us to obtain the approval of the holders before we take specified actions. Please see "Description of Securities -- Series B Convertible Preferred Stock" and "Description of Securities -- Series C Convertible Preferred Stock."


     Our future financing arrangements will likely contain similar or more restrictive covenants. As a result of these restrictions, we may be:

     - limited in how we conduct our business;

     - unable to raise additional debt or equity financing to operate during general economic or business downturns; and

     - unable to compete effectively or to take advantage of new business opportunities.


These restrictions may affect our ability to grow as we currently plan and our ability to operate our business in the interests of our stockholders.



OUR SUCCESS DEPENDS ON THE EFFECTIVENESS OF OUR MANAGEMENT AND WE HAVE A NEW CHIEF EXECUTIVE OFFICER AND ARE SEEKING TO MAKE OTHER CHANGES TO OUR MANAGEMENT TEAM



     Our business is managed by a small number of key management personnel, the loss of some of whom could impair our ability to carry out our planned expansion. We believe our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. None of our key executives other than Rolla P. Huff is a party to a long-term employment agreement and we do not maintain key man insurance on our officers.



     We have recently hired a new chief executive officer, chief financial officer and other new members of our senior management team. We cannot assure you that our new senior officers will be effective in managing our company or will successfully work with our existing management team.



IF OUR EQUIPMENT DOES NOT PERFORM AS WE EXPECT, IT COULD DELAY OUR EXPANSION INTO NEW MARKETS AND OUR INTRODUCTION OF NEW SERVICES



     In implementing our strategy, we may use new or existing technologies to offer additional services. We also plan to use equipment manufactured by multiple vendors to offer our current services and future services in each of our new markets. If we cannot successfully install and integrate the technology and equipment necessary to deliver our current services and any future services within the time frame and with the cost effectiveness we currently contemplate, we could be forced to delay or abandon a portion of our expansion plans or the introduction of new services. This could also affect our ability to attract and retain customers.

THE FAILURE OF OUR OPERATIONS SUPPORT SYSTEM TO PERFORM AS WE EXPECT COULD IMPAIR OUR ABILITY TO RETAIN CUSTOMERS AND OBTAIN NEW CUSTOMERS OR RESULT IN INCREASED CAPITAL EXPENDITURES



     We employ a proprietary operations support system which is expected to be an important factor in our success. If the operations support system fails or is unable to perform as expected, we could suffer customer dissatisfaction, loss of business or the inability to add customers on a timely basis, any of which would adversely affect our revenues. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional, unanticipated expense to remedy the defect or to replace the defective system with an alternative system.



OUR FAILURE TO MANAGE GROWTH COULD RESULT IN INCREASED COSTS AND OUR INABILITY TO ACHIEVE OUR EXPANSION GOALS



     We may be unable to manage our growth effectively. This could increase the costs of expansion and impair our ability to fully implement our expansion plans. The development and expansion of our business and our entry into new markets will depend on, among other things, our ability to achieve the following goals in a timely manner, at reasonable costs and on satisfactory terms and conditions:



     - purchase, install and operate switches and other equipment, including DSL equipment;


     - accurately assess potential new markets;


     - negotiate suitable interconnection and collocation arrangements with incumbent carriers on satisfactory terms and conditions, including incumbent carriers in markets we plan to enter;


     - hire and retain qualified personnel;

     - lease suitable access to transport networks;

     - lease or purchase suitable sites; and

     - obtain required government authorizations.

     We have experienced rapid growth since our inception, and we believe sustained growth will place a strain on our operational, human and financial resources. Our growth will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage our expansion effectively will depend on the continued development of plans, systems and controls for our operational, financial and management needs and on our ability to expand, train and manage our employee base.

OUR SERVICES MAY NOT ACHIEVE SUFFICIENT MARKET ACCEPTANCE TO BECOME PROFITABLE


     To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. Although we are in the process of rolling out high-speed data and Internet services and developing additional products and services, we might not be able to provide the range of communication services our target business customers need or desire. In addition, the lack of willingness by e-commerce providers to accept us as a marketing, sales and distribution partner would have a negative impact on our ability to deliver additional products and services to our target customers.


OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     Prices for data communication services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk competitors, perceiving us to lack capital resources, may undercut our rates or increase their services or take other actions in an effort to force us out of business. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow.



IF WE ARE UNABLE TO NEGOTIATE AND ENFORCE FAVORABLE INTERCONNECTION AND COLLOCATION AGREEMENTS, WE COULD HAVE DIFFICULTY OPERATING PROFITABLY IN OUR EXISTING MARKETS AND ENTERING NEW MARKETS



     We must negotiate and renew favorable interconnection and collocation agreements with other companies, including incumbent carriers, in markets we plan to enter. The rates charged to us under the interconnection agreements might not continue to be low enough for us to attract a sufficient number of customers and to operate the business on a profitable basis. In addition, our interconnection agreements provide for our connection and maintenance orders to receive attention on the same basis as the incumbent carrier's customers and for the incumbent carriers to provide adequate capacity to keep blockage within industry standards. However, from time to time, we have experienced excessive blockage in the delivery of calls to and from the incumbent carriers due to inadequate trunk provisioning by the incumbent carriers between their switches and our switches. Blocked calls result in customer dissatisfaction which may result in the loss of business.



DELAYS BY THE INCUMBENT CARRIERS IN CONNECTING OUR CUSTOMERS TO OUR NETWORK COULD RESULT IN CUSTOMER DISSATISFACTION AND LOSS OF BUSINESS



     We rely on the timeliness of incumbent carriers and competitive carriers in processing our orders for customers switching to our service and in maintaining the customer's standard telephone lines to assure uninterrupted service. The incumbent carriers have had little experience leasing standard telephone lines to other companies. Therefore, the incumbent carriers might not be able to continue to provide and maintain leased standard telephone lines in a prompt and efficient manner as the number of standard telephone lines requested by competitive carriers increases.



WE MAY NOT BE ABLE TO SERVICE OUR CUSTOMERS IF WE CANNOT SECURE SUFFICIENT TRANSPORT CAPACITY TO MEET OUR FUTURE NEEDS



     We may not be able to lease adequate transport capacity in markets we want to enter or renew our lease arrangements or obtain comparable arrangements from other carriers in our existing markets. Because we lease rather than build local transport capacity in each of our markets, we would be unable to service our customers if we cannot obtain adequate transport capacity. Insufficient capacity of leased communications transport could result in the loss of customers, the inability to add new customers and limitations on our ability to enter new markets.



OUR RELIANCE ON A LIMITED NUMBER OF EQUIPMENT SUPPLIERS COULD RESULT IN ADDITIONAL EXPENSES OR DELAYS IN OUR EXPANSION



     We currently rely and expect to continue to rely on a limited number of third party suppliers to manufacture the equipment we require to implement our DSL technology. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers, it may materially and adversely affect the availability and pricing of the equipment we purchase. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs.

     We cannot assure you that our vendors will be able to meet our needs in a satisfactory and timely manner in the future or that we will be able to obtain alternative vendors when and if needed. It could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. As a result, the use of alternative vendors could delay our expansion plans. In addition, if we change vendors, we may need to replace all or a portion of the DSL equipment deployed within our network at significant expense in terms of equipment costs and loss of revenues in the interim.



BECAUSE WE COMPETE AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SUBSTANTIALLY GREATER RESOURCES, WE MAY NOT BE ABLE TO ACHIEVE OUR OPERATING AND FINANCIAL OBJECTIVES



     The market in which we operate is highly competitive and most of our competitors and potential competitors have substantially greater resources than we have. Our failure to compete effectively could prevent us from obtaining sufficient market share to become profitable. For more information regarding the competitive environment in which we operate, please see
"Business -- Competition."



IF WE ARE NOT ABLE TO OBTAIN OR IMPLEMENT NEW TECHNOLOGIES, WE MAY LOSE BUSINESS AND LIMIT OUR ABILITY TO ATTRACT NEW CUSTOMERS



     We may be unable to obtain access to new technology on acceptable terms or at all. We may be unable to adapt to new technologies and offer services in a competitive manner. If these events occur, we may lose customers to competitors offering more advanced services and our ability to attract new customers would be hindered. Rapid and significant changes in technology are expected in the communications industry. We cannot predict the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes, evolving industry standards and changing needs of our current and prospective customers.



A SYSTEM FAILURE OR BREACH OF NETWORK SECURITY COULD CAUSE DELAYS OR INTERRUPTIONS OF SERVICE TO OUR CUSTOMERS AND RESULT IN CUSTOMER DISSATISFACTION



     Interruptions in service, capacity limitations or security breaches could have a negative effect on customer acceptance and, therefore, on our revenues and ability to attract new customers. Our networks may be affected by physical damage, power loss, capacity limitations, software defects, breaches of security by computer viruses, break-ins or otherwise and other factors which may cause interruptions in service or reduced capacity for our customers.



IF WE ARE UNABLE TO EFFECTIVELY DELIVER DSL SERVICES TO A SUBSTANTIAL NUMBER OF CUSTOMERS, WE MAY NOT ACHIEVE OUR REVENUE GOALS



     We cannot guarantee our network will be able to connect and manage a substantial number of customers at high transmission speeds. If we cannot achieve and maintain digital transmission speeds that are otherwise available in the market, we may lose customers to competitors with higher transmission speeds and we may not be able to attract new customers. While digital transmission speeds of up to 1.5 Mbps are possible on portions of our network, that speed may not be available over a majority of our network. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors.

WE MAY LOSE CUSTOMERS OR POTENTIAL CUSTOMERS BECAUSE THE TELEPHONE LINES WE REQUIRE MAY BE UNAVAILABLE OR IN POOR CONDITION



     Our ability to provide DSL services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the incumbent carriers. If the telephone lines are not adequate, we may not be able to provide DSL services to many of our target customers and our expected revenues will be diminished. We believe the current condition of telephone lines in many cases may be inadequate to permit us to fully implement our DSL services. In addition, the incumbent carriers may not maintain the telephone lines in a condition that will allow us to implement our DSL services effectively or may claim they are not of sufficient quality to allow us to fully implement or operate our DSL services. Further, some customers use technologies other than copper lines to provide telephone services, and as a result, DSL services might not be available to these customers.



INTERFERENCE OR CLAIMS OF INTERFERENCE COULD DELAY OUR ROLLOUT OR RESULT IN CUSTOMER DISSATISFACTION



     Interference, or claims of interference by the incumbent carriers, if widespread, could adversely affect our speed of deployment, reputation, brand image, service quality and customer satisfaction and retention. All transport technologies deployed on copper telephone lines have the potential to interfere with, or to be interfered with by, other transport technologies on the copper telephone lines. Interference could degrade the performance of our services or make us unable to provide service on selected lines and the customers served by those lines. Although we believe our DSL technologies, like other transport technologies, do not interfere with existing voice services, incumbent carriers may claim the potential for interference permits them to restrict or delay our deployment of DSL services. The procedures to resolve interference issues between competitive carriers and incumbent carriers are still being developed. We may be unable to successfully resolve interference issues with incumbent carriers.


OUR FUTURE SUCCESS WILL DEPEND ON GROWTH IN THE DEMAND FOR INTERNET ACCESS AND HIGH-SPEED DATA SERVICES


     If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, we may not be able to achieve our projected revenues. The markets for business Internet and high-speed data services are in the early stages of development. Demand for Internet services is highly uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.


     In addition, the market for high-speed data transmission via DSL technology is relatively new and evolving. Various providers of high-speed digital services are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. Critical issues concerning commercial use of DSL for Internet and high-speed data access, including security, reliability, ease of use and cost and quality of service, remain unresolved and may impact the growth of these services.


THE DESIRABILITY AND MARKETABILITY OF OUR INTERNET SERVICE MAY BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO MAINTAIN RECIPROCAL RELATIONSHIPS WITH OTHER INTERNET SERVICE PROVIDERS



     The Internet is comprised of many Internet service providers and underlying transport providers who operate their own networks and interconnect with other Internet service providers at various points. As we commence the operation of Internet services, connections to the Internet will be provided through wholesale carriers. We anticipate as our volume increases, we will enter into reciprocal agreements with other Internet service providers. We cannot assure you other national Internet service providers will maintain reciprocal relationships with us. If we are unable to maintain these relationships, our Internet services may not be attractive to our target customers, which would impair our ability to retain and attract customers. In addition, the requirements associated with maintaining relationships with the major national Internet service providers may change. We cannot assure you we will be able to expand or adapt our network infrastructure to meet any new requirements on a timely basis, at a reasonable cost, or at all.



WE MAY INCUR LIABILITIES AS A RESULT OF OUR INTERNET SERVICE OFFERINGS


     United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to minimize our liability exposure. These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services.


CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD RESTRICT THE WAY WE OPERATE OUR BUSINESS AND NEGATIVELY AFFECT OUR COSTS AND COMPETITIVE POSITION



     A significant number of the services we offer are regulated at the federal, state and/or local levels. If these laws and regulations change or if the administrative implementation of laws develops in an adverse manner, there could be an adverse impact on our costs and competitive position. In addition, we may expend significant financial and managerial resources to participate in administrative proceedings at either the federal or state level, without achieving a favorable result. We believe incumbent carriers and others may work aggressively to modify or restrict the operation of many provisions of the Telecommunications Act. We expect incumbent carriers and others to continue to pursue litigation in courts, institute administrative proceedings with the Federal Communications Commission or FCC and other regulatory agencies and lobby the United States Congress, all in an effort to affect laws and regulations in a manner favorable to them and against the interest of competitive carriers. For more details about our regulatory situation, please see "Business -- Government Regulations."



WE MAY NOT BE ABLE TO COLLECT ALL OF THE ACCESS CHARGES WE HAVE BILLED TO LONG DISTANCE CARRIERS



     When our facilities are used to originate a customer's long distance call and deliver it to the long distance carrier designated by the customer, or to terminate a long distance call received from a long distance carrier by delivering it to a telephone number connected to our network, the long distance carrier is required to pay us for access to our network and the use of our facilities. These charges are called "access charges." Access charges represented a significant portion of revenues in 1998 and 1999. The long distance carriers responsible for generating a significant portion of our access charge revenues have refused to pay the full amount of access charges billed to them under our tariffs. The law applicable to our disputes with these carriers is unclear and we may not be able to collect the full amount of the access charges owed to us. Until these disputes are resolved and access charge receivables are collected on a timely basis, we cannot rely on these revenues as a source of cash flow. As a result, we may be required to raise additional capital sooner than we currently anticipate. See "-- We will need significant additional funds that we may not be able to obtain," and "Business -- Legal Proceedings."

THE PRICES WE CHARGE FOR OUR SERVICES AND PAY FOR THE USE OF SERVICES OF INCUMBENT CARRIERS AND OTHER COMPETITIVE CARRIERS MAY BE NEGATIVELY AFFECTED IN REGULATORY PROCEEDINGS, WHICH COULD RESULT IN DECREASED REVENUES, INCREASED COSTS AND LOSS OF BUSINESS



     If we were required to decrease the prices we charge for our services or to pay higher prices for services we purchase from incumbent carriers and other competitive carriers, it would have an adverse effect on our ability to achieve profitability, our costs and our ability to offer competitively priced services. We must file tariffs with state and federal regulators which indicate the prices we charge for our services. In addition, we purchase some tariffed services from incumbent carriers and/or competitive carriers. The rate we pay for other services we purchase from incumbent carriers and other competitive carriers are set by negotiations between the parties. All of the tariffed prices may be challenged in regulatory proceedings by customers, including incumbent carriers, competitive carriers and long distance carriers who purchase these services. These negotiated rates are also subject to regulatory review. In August 1999, the FCC initiated a proceeding which is considering the reasonableness of competitive carrier access charges and is seeking comments on whether the FCC should regulate the access charges set by competitive carriers. While the outcome of this proceeding cannot be predicted, if we were required to decrease our access charges it could have an adverse effect on our expected revenues.



ONE OF OUR INTERCONNECTION AGREEMENTS REQUIRES A RETROACTIVE ADJUSTMENT TO THE RATE WE PAY FOR CERTAIN SERVICES WHICH MAY INCREASE OUR LOSSES



     One of our interconnection agreements requires a retroactive adjustment to the rates we pay for leased telephone lines and installation services when the state regulatory commission makes a final determination of the appropriate rates. The state regulatory commission has recently released its determination of the appropriate rates. The final rate for leased telephone lines, a recurring expense, was below the rate we previously estimated. The final rate for non-recurring installation services was above the rate we previously estimated. We are in the process of determining the aggregate impact to our cost of operating revenues. Our best estimate of the probable outcome is that it may be necessary to expense approximately $1.2 million of additional cost of operating revenues in 1999.



WE WILL FACE ADDITIONAL RISKS IF WE ACQUIRE OTHER BUSINESSES


     We may acquire other businesses as a means of expanding into new markets or developing new services. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of any acquisition being completed on favorable terms and conditions. Acquisitions of other businesses involve risks including:

     - difficulties assimilating acquired operations and personnel;

     - potential disruptions of our ongoing business;

     - the diversion of resources and management time;

     - the possibility uniform standards, controls, procedures and policies may not be maintained;

     - risks associated with entering new markets in which we have little or no experience; and

     - the potential impairment of relationships with employees or customers as a result of changes in management.

     Any business we might acquire might not perform as expected.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could fluctuate widely in response to a variety of factors, including:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.

     In addition, the Nasdaq National Market, where many publicly held communications companies like us are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.


BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, YOUR ABILITY TO MAKE A PROFIT FROM AN INVESTMENT IN OUR STOCK WILL DEPEND SOLELY ON AN INCREASE IN ITS MARKET PRICE



     We have never paid and do not intend to pay any dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, our debt facilities and other factors our board of directors considers appropriate. Our ability to declare and pay cash dividends on our common stock is restricted by covenants in our debt indenture and the terms of our outstanding preferred stock.


FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE


     Our stock price will likely decline if the supply of our stock being sold in the open market exceeds the demand for our stock. Substantially all of our common stock is currently eligible for sale in the open market. The shares of common stock which may be issued upon conversion of or as dividends on the Series D convertible preferred stock which may be issued in the concurrent offering will also be freely tradeable. In addition, shares of our common stock issued upon exercise of stock options are freely tradeable under a currently effective registration statement. See "Description of Securities -- Shares Eligible for Future Sale."


     The holders of some of our outstanding shares of common stock and convertible securities have demand registration rights which if exercised could result in a registration statement covering shares of common stock being filed by us. These holders also have the right to have shares of common stock included in any registration statement filed by us in the future. See "Description of Securities -- Registration Rights of Security Holders."

INVESTORS IN THIS OFFERING WILL PAY MORE PER SHARE THAN THE NET ASSET VALUE OF OUR STOCK



     Investors who purchase shares in this offering will:



     - pay a price that substantially exceeds the per share value of our assets less liabilities



     - contribute 43% of the total amount we have received for our common stock but will only own approximately 16% of our outstanding shares of common stock. See "Dilution."


OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     For a discussion of risks presented by our ability and the ability of others on whom we rely to successfully make computer systems and other technology Year 2000 compliant, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000" in this prospectus.


INVESTORS IN THIS OFFERING WILL NOT BE ABLE TO CONTROL DECISIONS MADE BY US SINCE OUR MANAGEMENT OWNS A SIGNIFICANT PERCENTAGE OF OUR COMPANY AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR ACTIONS



     We are controlled by our officers and directors, who in the aggregate directly or indirectly control before this offering 40.3% of our outstanding common stock and voting power assuming conversion of all Series B convertible preferred stock and Series C convertible preferred stock. After this offering, these stockholders collectively will likely be able to continue to control our management policy, decide all fundamental corporate actions, including mergers, substantial acquisitions and dispositions and elect our board of directors.



SOME PROVISIONS OF NEVADA LAW AND OUR ARTICLES OF INCORPORATION AND BY-LAWS COULD DISCOURAGE A TAKEOVER OF OUR COMPANY AND ADVERSELY AFFECT THE PRICE OF OUR STOCK



     After completion of this offering and the concurrent offering, our board of directors will have the authority to issue up to 40,022,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our capital stock may be adversely affected by the rights of the holders of any class of preferred stock that may be issued in the future. The issuance of future classes of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Other than the Series C convertible preferred stock and Series D convertible preferred stock, we have no current plans to issue shares of preferred stock.



     We are also subject to provisions of Nevada law which could have the effect of delaying, deterring or preventing a change of control of our company. In addition, our articles of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. See "Description of Securities -- Control Share Acquisitions," "-- Anti-Takeover Provisions of Articles of Incorporation," "-- Board of Directors," and "-- Stockholder Action and Special Meetings."



YOU CANNOT BE CERTAIN AS TO HOW THE PROCEEDS OF THIS OFFERING WILL BE APPLIED


     Our management will have broad discretion over the use of the proceeds raised in this offering, and you must rely on the judgment of management in the application of the proceeds. Please see "How We Intend to Use the Proceeds of this Offering" for more information related to our financing plan.

OUR FAILURE TO OBTAIN STATE REGULATORY APPROVAL BEFORE THIS OFFERING IS COMPLETED MAY HAVE ADVERSE CONSEQUENCES TO US



     Before issuing any equity, we must obtain the approval of the State of Georgia. Because of time constraints, we will not have obtained approval from the State of Georgia before closing this offering. After consultation with counsel, we believe the approval will be granted and that seeking approval after this offering should not result in any material adverse consequences to us, although we cannot assure you of a favorable result.


OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS


     This prospectus contains "forward-looking statements," which you can generally identify by our use of forward-looking words including "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing



     - our plans and strategies;



     - our anticipation of profitability or cash flow from operations;



     - the development of our business;



     - the expected market for our services and products;



     - our anticipated capital expenditures;



     - changes in regulatory requirements; and



     - other statements contained in this prospectus regarding matters that are not historical facts.



     We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to, those described above.

               HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING


     The net proceeds we receive from the sale of the 4,438,594 shares of common stock we are offering are estimated to be approximately $172.6 million, based on an assumed offering price of $41.06 per share, the closing price of our common stock on December 27, 1999, and after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive approximately $198.9 million if the over-allotment option granted to the underwriters is exercised in full. We will not receive any proceeds from the sale of any shares sold by the selling stockholders.



     The net proceeds we receive from the sale of the Series D convertible preferred stock being offered concurrently with this offering are estimated to be approximately $145.0 million after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive $166.9 million if the over-allotment granted to the underwriters with respect to the Series D convertible preferred stock is exercised in full.



     Neither this offering nor the concurrent offering of Series D convertible preferred stock are conditioned on the other and one offering may be completed without the other.



     We intend to use the net proceeds from both offerings as follows:



Capital expenditures related to the purchase and
  installation of DSL and other communications equipment      $157.0 million
                                                              --------------
Market expansion and general corporate purposes, including
working capital to fund expanded sales, marketing and
product development efforts                                   $160.6 million
                                                              --------------



     However, management will have broad discretion in determining the uses and exact amounts for each use of the net proceeds. In addition, we may use a portion of the net proceeds for acquisitions, although we are not involved in any acquisition negotiations at this time. See "Risk Factors -- We will face additional risks if we acquire other businesses" and "Risk Factors -- You cannot be certain as to how the proceeds of this offering will be applied."


     Pending use of the net proceeds as described above, we intend to invest them in short-term, investment grade securities.

                                DIVIDEND POLICY


     We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors considers relevant. In addition, the terms of our outstanding indebtedness and preferred stock restrict our ability to pay cash dividends on our common stock and preferred stock.

                                 CAPITALIZATION


     The following table shows our capitalization as of September 30, 1999, (A) on an actual basis, (B) as adjusted to reflect the sale of the 4,438,594 shares of common stock we are offering by means of this prospectus, and (C) as further adjusted to reflect the sale of the 4,438,594 shares of common stock we are offering by means of this prospectus, the sale of 1,250,000 shares of Series C convertible preferred stock which is expected to close in December 1999, and the sale of the 3,000,000 shares of Series D convertible preferred stock in the concurrent offering.


     You should read this table with our financial statements and the related notes appearing elsewhere in this prospectus.


                                                               SEPTEMBER 30, 1999
                                              ----------------------------------------------------
                                               ACTUAL     AS ADJUSTED(1)    AS FURTHER ADJUSTED(2)
                                              --------    --------------    ----------------------
                                                             (DOLLARS IN THOUSANDS)
Cash and cash equivalents and investments
  available-for-sale, excluding restricted
  investments...............................  $178,961      $ 351,540             $ 531,073
Restricted investments......................    30,375         30,375                30,375
                                              --------      ---------             ---------
  Total cash and cash equivalents,
     investments available-for-sale and
     restricted investments.................  $209,336      $ 381,915             $ 561,448
                                              ========      =========             =========
13% senior secured notes due 2004...........  $157,125      $ 157,125             $ 157,125
Other long-term debt........................       552            552                   552
Series B convertible preferred stock........    46,663         46,663                46,663
Series C convertible preferred stock........        --             --                34,500
Series D convertible preferred stock........        --             --               145,033
Stockholders' equity:
  Common stock, $0.001 par value, 60,000,000
     shares authorized, 22,800,920
     outstanding and 27,239,514 outstanding
     as adjusted and as further adjusted....        23             27                    27
  Additional paid-in-capital................   227,955        400,530               400,530
  Accumulated deficit.......................   (91,062)       (91,062)              (91,062)
  Less: treasury stock......................       (76)           (76)                  (76)
  Accumulated other comprehensive income....      (360)          (360)                 (360)
  Notes receivable from stockholders for
     issuance of common stock...............    (2,086)        (2,086)               (2,086)
                                              --------      ---------             ---------
  Total stockholders' equity................   134,394        306,973               306,973
                                              --------      ---------             ---------
Total capitalization........................  $338,734      $ 511,313             $ 690,846
                                              ========      =========             =========


-------------------------

(1) Gives effect to the sale of 4,438,594 shares of common stock in this offering.



(2) Gives effect to the sale of 4,438,594 shares of common stock in this offering, the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999, and the sale of 3,000,000 shares of Series D convertible preferred stock in the concurrent offering.

                                    DILUTION


     The net tangible book value of a share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding. For investors in the common stock, dilution is the difference between the assumed $41.06 per share offering price of the common stock and the net tangible book value per share of common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of the common stock is substantially higher than the per share price paid by our existing stockholders for our presently outstanding stock.



     On September 30, 1999, our net tangible book value was approximately $176.8 million and the per share net tangible book value of each of the assumed outstanding shares of common stock, assuming the outstanding Series B convertible preferred stock had been converted into 5,277,779 shares of common stock, was approximately $6.30 per share.



     As of September 30, 1999, without taking into account any changes in our net tangible book value after that date other than to give effect to the sale of the common stock offered in this offering, based on an assumed offering price of $41.06 per share, and the estimated offering expenses, including the underwriting discount, the net tangible book value of each of the assumed outstanding shares of common stock would have been $10.74 per share. Therefore, you would have paid $41.06 for a share of common stock having a net tangible book value of approximately $10.74 per share; that is, your investment would have been diluted by approximately $30.32 per share. At the same time, existing stockholders would have realized an increase in net tangible book value of $4.44 per share without further cost or risk to themselves. The following table illustrates this per share dilution:



Assumed price per share of common stock in this
  offering...........................................             $41.06
Net tangible book value per share of common stock
before this offering.................................    $6.30
  Increase in net tangible book value per share of
     common stock attributable to investors in this
     offering(1)(2)..................................     4.44
                                                         -----
  Net tangible book value per share of common stock
     after this offering(1)(2).......................              10.74
                                                                  ------
Dilution to new investors in common stock(2)(3)......             $30.32


-------------------------
(1) After deducting the estimated offering expenses payable by us, including the underwriting discount.


(2) Assumes that none of our outstanding options or warrants are exercised and assumes the conversion of 5,277,779 shares of Series B convertible preferred stock which are convertible into shares of common stock on a one-for-one basis.



(3) If we were to give effect to the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999, the sale of the Series D convertible preferred stock concurrently herewith and the conversion of all shares of Series C and D convertible preferred stock into common stock, the dilution to new investors in common
    stock would have been $     and the increase in net tangible book value per
    share of common stock attributable to investors in this offering would have
    been $     .

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     You should read the following selected consolidated financial and operating data with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which can be found elsewhere in this prospectus. The selected consolidated statement of operations data presented below for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by KPMG LLP (1996) and Arthur Andersen LLP (1997 and 1998), independent auditors.



                                                                                                   NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                              --------------------------------    --------------------
                                                              1996(1)      1997         1998        1998        1999
                                                              -------    ---------    --------    --------    --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues..........................................  $     1    $   3,791    $ 18,249    $ 11,772    $ 34,922
Cost of operating revenues, excluding depreciation..........      305        3,928      17,129      10,575      31,449
Selling, general and administrative
  expenses..................................................      841        6,440      17,877      11,250      27,469
Loss from operations........................................   (1,554)      (7,851)    (21,995)    (13,202)    (36,402)
Net loss....................................................   (1,491)     (10,836)    (32,065)    (22,293)    (44,744)
Basic and diluted loss per share of common stock............  $ (2.11)   $   (1.30)   $  (2.26)   $  (1.69)   $  (2.50)



                                                   AS OF DECEMBER 31,                      AS OF SEPTEMBER 30, 1999
                                              -----------------------------   --------------------------------------------------
                                              1996(1)     1997       1998      ACTUAL    AS ADJUSTED(2)   AS FURTHER ADJUSTED(3)
                                              -------   --------   --------   --------   --------------   ----------------------
                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and investments,
  excluding restricted investments..........  $ 7,897   $102,764   $ 84,949   $178,961     $ 351,540            $ 531,073
Restricted investments......................       --     57,574     39,379     30,375        30,375               30,375
Property and equipment, net.................    3,250     24,617    116,380    151,159       151,159              151,159
Total assets................................   12,339    191,977    252,119    381,814       554,393              733,926
Long-term debt..............................       --    156,637    157,295    157,677       157,677              157,677
Series A convertible preferred stock........       --     16,665         --         --            --                   --
Series B convertible preferred stock........       --         --         --     46,663        46,663               46,663
Series C convertible preferred stock........       --         --         --         --            --               34,500
Series D convertible preferred stock........       --         --         --         --            --              145,033
Stockholders' equity........................   10,792      8,976     63,260    134,394       306,973              306,973



                                                                                                   NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                              --------------------------------    --------------------
                                                              1996(1)      1997         1998        1998        1999
                                                              -------    ---------    --------    --------    --------
                                                                               (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(4)...................................................  $(1,145)   $  (6,577)   $(16,757)   $(10,053)   $(23,996)
Cash flows used in operating activities.....................     (942)      (4,490)    (24,184)     (9,073)    (29,226)
Cash flows used in investing activities.....................   (2,287)    (135,491)    (77,715)    (92,948)    (54,784)
Cash flows provided by financing activities.................   11,126      177,138      68,731      68,387     165,348
Capital expenditures........................................    3,659       22,641      97,101      67,136      47,135
OPERATING DATA AT END OF PERIOD:
Total access lines in service...............................       50       15,590      47,744      35,246     117,210
Central office collocation sites............................        9           25         207          85         288
Switches in service.........................................        1            3           7           4           7
Number of sales personnel
    Field sales.............................................        7           23          50          39          95
    Inside sales............................................       --           --          31          53          33
                                                              -------    ---------    --------    --------    --------
        Total...............................................        7           23          81          92         128


-------------------------

(1) No data is presented for periods before 1996 since we commenced our operations in December 1996 and no revenues or expenses were recognized and no cash transactions occurred between our inception on October 16, 1995 and December 31, 1995.



(2) Gives effect to the sale of 4,438,594 shares of common stock in this offering.



(3) Gives effect to the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999, the sale of 4,438,594 shares of common stock in this offering and the sale of 3,000,000 shares of Series D convertible preferred stock in the concurrent offering.



(4) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion together with our financial statements and the notes related to our financial statements, each of which can be found elsewhere in this prospectus.


OVERVIEW

     We began providing competitive local dialtone services to small business and residential customers in December 1996 and began offering long distance services by February 1998. In third quarter 1999, we began to offer high-speed data and Internet services in our Las Vegas market. Currently, we have switches fully operational in Las Vegas, Atlanta, Chicago, southern Florida, and in selected areas of southern California, including Los Angeles and San Diego.

     Our 1997 revenues were generated from sales of communications services consisting primarily of local phone service, switched access billings and non-recurring charges, principally installation charges. In 1998 and the first nine months of 1999, long distance services also contributed to our revenue base.

     Our principal operating expenses consist of cost of operating revenues, selling, general and administrative expenses and depreciation and amortization expense. Cost of operating revenues consists primarily of access charges, line installation expenses, transport expenses, compensation expenses of technical personnel, long distance expenses and collocation lease expenses. Selling, general and administrative expenses consist primarily of compensation expenses, advertising, provision for bad debts, professional fees and office rentals. Depreciation and amortization expense includes depreciation of switching and collocation equipment as well as general property and equipment.

     During 1998, we expanded significantly with the installation of four additional switches and the build-out of 182 additional collocation sites. During the first nine months of 1999, we have continued this expansion with the build-out of 81 additional collocation sites. As expected, both cost of operating revenues and selling, general and administrative expenses increased as many of the fixed costs of providing service in new markets are incurred before significant revenue can be generated from those markets. In addition, we incurred significant marketing costs to build our initial base of customers in our new markets.


     Building and expanding our business has required and will continue to require us to incur significant capital expenditures primarily consisting of the costs of purchasing switches, associated equipment and land for switching sites and constructing buildings or improving leased buildings to house our switching and collocation facilities. As part of our network growth strategy, we purchased and installed host switches in each of our markets while leasing the means of transporting voice and data traffic from these switches to our customers' telephones or other equipment. We believe this facilities-based strategy, while initially increasing our level of capital expenditures and operating losses, will enhance our long-term financial performance in comparison to a resale strategy.


     We have experienced operating losses and generated negative cash flow from operations since inception and expect to continue to generate negative cash flow from operations for the foreseeable future while we continue to expand our network and develop our product offerings and customer base. There can be no assurance our revenue or customer base will grow or that we will be able to achieve or sustain positive cash flow from operations. See "Risk Factors -- We expect our losses to continue."

RESULTS OF OPERATIONS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 VS. SEPTEMBER 30, 1998


     Total operating revenues increased to $34.9 million for the nine months ended September 30, 1999 as compared to $11.8 million for the nine months ended September 30, 1998. The 196% increase was primarily the result of the increase in the number of lines in service. Total lines in service increased 233% from 35,246 at September 30, 1998 to 117,210 at September 30, 1999. In addition, long distance service, which was added to our product offerings in February 1998, contributed to the revenue base for the full nine month period in 1999, but only for seven full months in the similar period in 1998. Our switched access revenues, which represented 35% of our total operating revenues for the nine months ended September 30, 1999, increased $6.8 million or 128% from the nine month period ended September 30, 1998 to the nine month period ended September 30, 1999.


     Cost of operating revenues for the nine months ended September 30, 1999 was $31.4 million as compared to $10.6 million for the nine months ended September 30, 1998. The 196% increase is due to the increased number of lines in service and installation and operational expenses associated with the expansion of our network.

     For the nine months ended September 30, 1999, selling, general and administrative expenses totaled $27.5 million, a 143% increase over the $11.3 million for the nine months ended September 30, 1998. The increase is a result of increased costs attributable to marketing and delivering our service and supporting our continued network expansion.

     For the nine months ended September 30, 1999, depreciation and amortization was $12.4 million as compared to $3.1 million for the nine months ended September 30, 1998. This increase is a result of placing additional assets in service in accordance with the planned build-out of our network.


     Gross interest expense during each nine month period ended September 30, 1999 and 1998 totaled $16.7 million. Interest capitalized for the nine months ended September 30, 1999 increased to $2.9 million as compared to $0.6 million for the nine months ended September 30, 1998. The increase in interest capitalized is due to the increase in switching equipment under construction. Gross interest expense is primarily attributable to the 13% Senior Secured Notes due 2004 we issued in September 1997.



     Interest income was $5.2 million during the nine months ended September 30, 1999 compared to $7.0 million for the nine months ended September 30, 1998. The 26% decrease is a result of the decrease in cash and investments since September 30, 1998. Cash and investments have been used to purchase switching equipment, pay interest on the senior secured notes and fund operating losses.


     We incurred net losses of $44.7 million and $22.3 million for the nine month periods ended September 30, 1999 and 1998, respectively.

YEAR ENDED DECEMBER 31, 1998 VS. 1997

     Total operating revenues for the year ended December 31, 1998 were $18.2 million as compared to $3.8 million for the year ended December 31, 1997. The 381% increase is a result of the installation of four additional switches, an increase in the number of lines in service and the introduction of long distance service in early 1998. We provided communications services in only Las Vegas until December 1997 when we initiated service in Atlanta and southern California. As a result of our network expansion, during 1998 we began to offer service in Chicago and additional areas of southern California, including Los Angeles and San Diego. We had 47,744 lines in service as of December 31, 1998 as compared to 15,590 lines in service as of December 31, 1997, a 206% increase.


     Cost of operating revenues for the year ended December 31, 1998 was $17.1 million as compared to $3.9 million for the year ended December 31, 1997. The 336% increase is due to the increased number of lines in service during 1998, network expenses associated with initiation of long distance service in February 1998, and installation and operational expenses associated with the significant expansion of our network.


     For the year ended December 31, 1998, selling, general and administrative expenses totaled $17.9 million, a 178% increase over the $6.4 million for the year ended December 31, 1997. The increase in expenses resulted from increased costs attributable to marketing of services, delivering our service and supporting our continued network expansion.


     For the year ended December 31, 1998, depreciation and amortization was $5.2 million as compared to $1.3 million for the year ended December 31, 1997. This increase is a result of placing additional assets in service during the period to support our planned build-out of our network. As of December 31, 1998 we had seven operational switches and 207 collocation sites built out as compared to three switches and 25 collocation sites as of December 31, 1997.



     Interest expense for fiscal 1998 totaled $19.1 million as compared to $5.5 million for fiscal 1997. The increase is primarily attributable to a full year of interest incurred on the senior secured notes we issued in September 1997.



     Interest income was $8.8 million for the year ended December 31, 1998 compared to $2.5 million for the year ended December 31, 1997. The income is attributable to earnings on investments made with the proceeds from the issuance of the senior secured notes and with the proceeds from the sale of our common and preferred stock.


     We incurred net losses of $32.1 million during 1998 and $10.8 million during 1997.

YEAR ENDED DECEMBER 31, 1996

     Our operations before December 1996 were limited to start-up activities and, as a result, our revenues and expenditures for the period were not indicative of anticipated revenues which may be attained or expenditures which may be incurred by us in future periods. We did not begin revenue-generating operations until December 1996. As a result, any comparison of the year ended December 31, 1997 with the year ended December 31, 1996 would not be meaningful.

     During the year ended December 31, 1996, we generated $1,000 in operating revenues as a result of commencing service during the month of December. We had cost of operating revenues of $0.3 million which represents primarily fixed costs. In addition, we incurred other operating expenses, including depreciation and amortization, of $1.3 million in connection with the commencement of operations and the build-out of our network. These expenses consisted primarily of payroll expenses, professional fees, expenses related to the introduction of initial service and a one-time write-off of purchased software.

     We earned interest income in the period of $0.1 million.

     As a result, we incurred a net loss in the period of $1.5 million. This loss is primarily attributable to the expenses incurred in connection with the initial development of our business.

LIQUIDITY AND CAPITAL RESOURCES


     Our operations require substantial capital investment for the purchase of communications equipment and the development and installation of our network. Capital expenditures were $47.1 million for the nine months ended September 30, 1999, $97.1 million for the year ended December 31, 1998 and $22.6 million for the year ended December 31, 1997. We expect we will continue to require substantial amounts of capital to fund the purchase of the equipment necessary to continue expanding the geographic coverage of our network in our existing markets and to develop new products and services. In addition, we expect to enter new markets during 2000. We expect capital expenditures of approximately $550 million over the next five years, including approximately $25.0 million of capital expenditures expected during the last three months of 1999.

     From our inception through September 1997, we raised approximately $17.8 million from private sales of common stock.


     In September 1997, we completed a $160.0 million offering of senior secured notes and warrants to purchase 862,923 shares of common stock after giving effect to anti-dilution adjustments. At the closing of the sale of the senior secured notes, we used approximately $56.8 million of the net proceeds from the sale of the senior secured notes to purchase a portfolio of securities that has been pledged as security to cover the first six interest payments on the senior secured notes. In addition, we have granted the holders of the senior secured notes a security interest in a significant portion of our communications equipment.



     In November 1997 and January 1998, we issued an aggregate of 6,571,427 shares of Series A convertible preferred stock at $3.50 per share for net proceeds of $21.6 million.


     We completed our initial public offering of common stock on May 15, 1998. We sold a total of 4,025,000 shares of our common stock to the public and received net proceeds of $63.0 million. In connection with the initial public offering of our common stock, we reduced the number of authorized and outstanding shares of our common stock by 40%. Our outstanding shares of preferred stock were converted into 3,942,856 shares of common stock upon our initial public offering.


     In May 1999, we issued 5,277,779 shares of Series B convertible preferred stock at $9.00 per share for net proceeds of approximately $46.7 million.



     In July 1999, we issued 5,000,000 shares of common stock and received net proceeds, after expenses, of approximately $118.1 million. In the offering, existing stockholders sold an additional 587,695 shares of common stock for which we did not receive any proceeds.



     In November 1999, we entered into an agreement with Providence Equity Partners III, L.P., JK&B Capital III, L.P. and their affiliates under which we agreed to sell 1,250,000 shares of newly issued Series C convertible preferred stock at $28.00 per share for a total consideration of $35.0 million. Of the total consideration, $4.9 million is to be paid by an interest bearing promissory note due in March 2000. This issuance of Series C convertible preferred stock is expected to close in December 1999. The closing is to occur after satisfaction of customary conditions. We cannot assure you that these conditions will be met. The Series C convertible preferred stock may be converted into common stock on a one-to-one basis. See "Description of Securities -- Series C Convertible Preferred Stock."



     As of September 30, 1999, we had outstanding receivables of approximately $12.3 million attributable to access charges billed to AT&T, Sprint, MCI WorldCom and other long distance carriers. AT&T, Sprint and MCI WorldCom refused to pay the full amount of the access charges billed to them. We have since settled our dispute with MCI WorldCom; however, our disputes with AT&T and Sprint have yet to be resolved. Our failure to collect from these long distance carriers could have a material impact on our financial condition. See
"Business -- Legal Proceedings" and "Risk Factors -- We may not be able to collect all of the access charges we have billed to long distance carriers."


     The substantial capital investment required to initiate services and fund our initial operations has exceeded our operating cash flow. This negative cash flow from operations results from the need to establish our network in anticipation of connecting revenue-generating customers. We expect to continue recording negative cash flow from operations for a period of time because we are continuing network expansion activities. We cannot assure you we will attain break-even cash flow from operations in subsequent periods. Until sufficient cash flow from operations is generated, we will need to use our current and future capital resources to meet our cash flow requirements and may be required to issue additional debt and/or equity securities. We expect our available cash and the proceeds of the issuance of Series C convertible preferred stock, this offering and the concurrent offering as well as future cash flow from operations should be adequate to fund our operations and planned capital expenditures. We cannot assure you that we will be successful in completing the concurrent offering or the proposed sale of Series C convertible preferred stock. If any of these offerings are not successful or if future cash flow from operations is not sufficient, management intends to consider alternate forms of financing or to delay or modify some of our expansion plans. Depending on market conditions, we may raise additional capital at any time. However, we cannot assure you that we will be successful in raising additional debt or equity financing on terms acceptable to us, if at all. The indenture governing the senior secured notes and the terms of our preferred stock impose restrictions upon our ability to incur additional debt or issue preferred stock.


IMPACT OF YEAR 2000

     The year 2000 issue, commonly referred to as Y2K, is a result of the way some computer systems store dates. In many cases, when a date is stored by a computer, a two digit field has been used to store the year (i.e., 01/01/98 = January 1, 1998). The system assumes that the first two digits in the year field are "19." With the end of the century approaching, those same systems should reflect 01/01/00 as being "January 1, 2000." However, a non-compliant system will read 01/01/00 as January 1, 1900.

     We have been focused on year 2000 issues since our inception in 1996. In recognition of the priority associated with the year 2000 issue, we have established a Year 2000 Project Team at the corporate level to lead the year 2000 effort. Since we are young, much of the hardware and software currently in place was purchased with Y2K readiness in mind. However, in most cases, we have relied on representations of our vendors as to the Y2K compliance of the hardware and software we have purchased. We cannot assure you the vendor representations we relied upon are accurate or complete or that we will have recourse against any vendors whose representations prove misleading.

     Our Y2K plans include a number of phases designed to evaluate the Y2K readiness of our network and computer systems. We have completed the inventory and assessment of all network and information systems and have begun the renovation and testing phases. Renovations of mission critical components of our network and operations support system for Year 2000 compliance were completed in June 1999. We will continue integration testing throughout the remainder of 1999. Subject to additional compliance testing, we believe our essential processes, systems and business functions will be ready for the 1999 to 2000 transition.

     Our significant vendors, including our major communications equipment suppliers, have assured us their applications are year 2000 compliant. Our business also relies on other third parties. The ability of third parties upon whom we rely to adequately address their year 2000 issues is outside our control. However, we are coordinating efforts with these parties to minimize the extent to which our business will be vulnerable to their failure to remediate their own year 2000 issues. We cannot assure you the systems of the third parties will be modified on a timely basis. Our business, financial condition and results of operations could be materially adversely affected by the failure of the systems and applications of third parties to properly operate after 1999.

     We are continuously evaluating our contingency plans should mission critical systems fail as a result of Y2K issues.


     As of November 30, 1999, we had incurred less than $100,000 of expenses in connection with our preparation for Y2K issues and we do not expect to incur any significant additional expenses.


     In a recent SEC release regarding year 2000 disclosure, the SEC stated that public companies must disclose the most reasonably likely worst case year 2000 scenario. Although it is not possible to assess the likelihood of any of the following events, each must be included in a consideration of worst case scenarios: widespread failure of electrical, gas and similar suppliers serving us; widespread disruption of the services provided by common carriers; similar disruption to the means and modes of transportation for our employees, contractors, suppliers and customers; significant disruption to our ability to gain access to, and remain working in, office buildings and other facilities; the failure of substantial numbers of our critical computer hardware and software systems, including both internal business systems and systems controlling operational facilities such as electrical generation, transmission and distribution systems; and the failure of outside entities' systems, including systems related to banking and finance.

     If we cannot operate effectively after December 31, 1999, we could, among other things, face substantial claims by customers or loss of revenue due to service interruptions, inability to fulfill contractual obligations or to bill customers accurately and on a timely basis, as well as increased expenses associated with litigation, stabilization of operations following critical system failures and the execution of contingency plans. We could also experience an inability by customers and others to pay, on a timely basis or at all, obligations owed to us. Under these circumstances, the adverse effects, although not quantifiable at this time, could be material.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



     All of our long-term debt bears fixed interest rates. However, the fair market value of this debt is sensitive to changes in prevailing interest rates. We run the risk that market rates will decline and the required payments on our outstanding debt will exceed those based on the current market rate. We do not use interest rate derivative instruments to manage our exposure to interest rate changes.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS


     The American Institute of Certified Public Accountants recently issued Statement of Position or SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. We currently expense all start-up costs as incurred and consequently, the application of SOP 98-5 will have no material impact on our financial statements.



     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivatives be recognized at fair value as either assets or liabilities. SFAS No. 133 also requires an entity that elects to apply hedge accounting to establish the method to be used in measuring the effectiveness of the hedging derivatives and the measurement approach for determining the ineffectiveness of the hedge at the inception of the hedge. The methods chosen must be consistent with the entity's approach to managing risk. The standard is effective for our 2000 fiscal year. We have adopted SFAS No. 133 during 1999. Adoption of SFAS No. 133 has not had a material effect on us since we do not currently use derivatives or participate in hedging activities.

                                    BUSINESS

MGC COMMUNICATIONS


     We are a growing communications company currently offering Internet access, voice over DSL, local dialtone, long distance and other voice and data services primarily to small and medium size business customers. We have launched bundled voice and high-speed data services using DSL technology in all of our current markets. We have one of the broadest geographic service areas of any competitive carrier providing local, long distance and data services, with 288 central office collocation sites providing us access to approximately 16 million addressable lines at the end of third quarter 1999. Over 200 of our central office collocation sites are DSL capable. We currently deliver our services in the metropolitan areas of Atlanta, Chicago, Las Vegas, southern Florida and selected areas of southern California, including Los Angeles and San Diego. We have interconnection agreements with five incumbent carriers: Ameritech, BellSouth, GTE, PacBell and Sprint. At the end of the third quarter of 1999, we had 138,400 customer lines sold, of which 117,210 lines were in service. To rollout our network and services on a national basis, during 2000, we plan to aggressively expand our network to include over 800 central office collocation sites providing access to more than 35 million addressable lines.



     We were one of the first competitive carriers to implement a strategy of building and owning the network equipment that controls how voice and data transmissions originate and terminate, which we refer to as switches, while leasing the telephone lines and cable over which the voice and data traffic are transmitted, which we refer to as transport, from incumbent carriers. We install our network equipment at the site of the incumbent carrier from whom we rent standard telephone lines. These sites are referred to as collocation sites within the telecommunications industry. We believe this strategy has allowed us to serve a broad geographic area at a comparatively low cost while maintaining control of the access to our customers. Having executed our strategy in the markets we currently serve, we are well-positioned to serve the growing demand from small and medium size business customers for communications services. For an explanation of terms used in this prospectus to describe our network and its components, please read the section entitled "-- Network Architecture and Technology."



     The rapid growth of the Internet has fueled demand from small and medium size businesses for access to high-speed data services. To meet this growing demand, we are using our current network infrastructure and DSL technology to offer a bundled voice and high-speed data product over a single standard telephone line. On average, DSL technology increases the transport capacity of standard telephone lines by 24 times. By using a single standard telephone line which we lease from the incumbent carrier to deliver a bundled voice and high-speed data product, we expect to significantly reduce the per line costs of providing our services. These savings should allow us to offer a value-priced package of services to our customers.


MARKET OPPORTUNITY

     We believe we have a significant market opportunity as a result of the following factors:

  Impact of the Telecommunications Act of 1996


     The Telecommunications Act of 1996 allows competitive carriers to use the existing infrastructure established by incumbent carriers, as opposed to building a competing infrastructure at significant cost. The Telecommunications Act requires all incumbent carriers to allow competitive carriers to collocate their equipment in the incumbent carrier's central offices. This enables competitive carriers to access customers through existing telephone line connections. The Telecommunications Act creates an incentive for incumbent carriers that were formerly part of the Bell system to cooperate with competitive carriers by precluding each of these incumbent carriers from providing long distance service in its region until regulators determine there is a significant level of competition in the incumbent carrier's local market. See "-- Government Regulations."


  Needs of Small and Medium Size Businesses for Integrated Communications Solutions


     Many small and medium size businesses have no cost-effective alternative to dial-up modems for Internet access. As a result, these businesses must contend with productivity limitations associated with slow transmission speeds. In addition, to meet their communications needs, small and medium size businesses are subject to the cost and complexity of using multiple service providers: local dialtone providers, long distance carriers, Internet service providers and equipment integrators. We believe these businesses can benefit significantly from an integrated cost-effective communications solution delivered by a single provider.


  Growing Market Demand for High-Speed Data Services and E-commerce Solutions


     The popularity of the Internet with consumers and the development of the Internet as a commercial medium have driven the demand for high-speed data services. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. To remain competitive, small and medium size businesses increasingly need high-speed data and Internet connections to access critical business information and communicate more effectively with employees, customers, vendors and business partners. This is commonly referred to as "e-commerce". High-speed digital connections are also becoming increasingly important to businesses and consumers as more information and applications become available on the Internet.


  Emergence of DSL Technology

     DSL technology emerged in the early 1990's and is now commercially available. DSL technology dramatically increases the data, voice and video carrying capacity of standard copper telephone lines. Because DSL technology uses existing copper telephone lines, a broad network deployment can be implemented rapidly and requires a lower initial fixed investment than some existing alternative technologies. In addition, since a significant portion of the expense associated with a DSL network is incurred only when a new customer is added to the network, capital is efficiently deployed.

THE MGC SOLUTION

     We believe we offer an attractive communications solution to small and medium size business customers. In developing our solution, we have attempted to include elements intended to create customer loyalty. Key aspects of our solution include:


     Complete Communications Solutions. We offer a value-priced complete communications solution, including voice over DSL and high-speed Internet access services, all on a single bill. We offer this package in all of our markets and we plan to offer additional Internet-based e-commerce products in 2000. Our customers have a single point of contact for a complete package of services, eliminating the need for our customers to manage multiple vendors.



     Service Reliability. We are able to offer our customers a high degree of service reliability through efficient, timely execution of provisioning telephone lines due to our mature relationships with five incumbent carriers in the markets we currently serve. We believe our continued rollout of DSL technology will enable us to further improve our service reliability by simplifying the provisioning process. Moreover, our customer service center is staffed to respond promptly to customer inquiries 24 hours a day, seven days a week. See "-- Network Architecture and Technology."

BUSINESS STRATEGY

     Rapid National Service Rollout. Our strategy is to address the greatest percentage of our targeted customers as quickly as possible and gain market share. To create a national presence during 2000, we plan to aggressively expand our network to include over 800 central office collocation sites. Our central office collocation build-out program is designed to allow us extensive coverage in all the markets we enter. By positioning ourselves to be the first provider of bundled voice and data services targeted to small and medium size business customers in our markets, we expect to attract many "early adopter" customers that are interested in high-speed Internet access and data services. See
"-- Markets."


     Focused Sales and Marketing Effort. To date, we have demonstrated an ability to sell and provision our services to small and medium size business customers. We achieved this through a direct sales force, vendor programs, telemarketing and targeted advertising. We plan to significantly increase our direct sales force to provide sales coverage for our expanding geographic market. We plan to grow our direct sales force from 128 at September 30, 1999 to over 350 by year end 2000. Additionally, we will continue developing relationships with third party agents or vendors as a complement to our direct sales channels. Our simplified, packaged product set enables us to easily train our sales force and decreases the time required to market and sell our services. With our bundled voice and data solution, our sales force can target the small and medium size business market segment with our total communications solution.



     Completion of DSL Deployment. We are in the process of deploying our high-speed data solution within our existing network. We have over 200 central office collocations equipped to offer DSL services. In addition, all of our new collocation sites will be equipped with DSL technology upon implementation. Our physical presence in incumbent carriers' facilities allows us access to telephone lines which is critical to deploying our DSL product set. The integration of DSL into our existing network is accomplished by installing advanced equipment in our host switch sites, collocation sites and customer sites.



     Targeting Small and Medium Size Businesses. Based on telephone lines in service, we believe the small and medium size business customer base is a large and rapidly growing segment of the communications market in the United States. We target suburban areas of large metropolitan markets because these areas have high concentrations of small and medium size businesses. By introducing a package of voice and data services and focusing on small and medium size business sales, we believe we will gain a competitive advantage over the incumbent carrier, our primary competitor for these customers.



     Customer Access Control. By connecting the standard telephone line originating at our customer's site to our central office collocation, we effectively place the customer on our network. This connection serves as the platform for delivering our current and future communications services to our customers. Any future changes our customers want to make to their services, including purchasing more services from us, are under our direct control. The one exception is for repairs, which are infrequent but may require the participation of the incumbent carrier's network maintenance staff.



     Capital Efficient Network. We were one of the first competitive local exchange carriers to implement a network strategy of purchasing and installing switches, collocating in the central offices of the incumbent carrier and leasing local telephone lines and cable. We believe this network deployment strategy provides a capital efficient build-out plan and an attractive return on our invested capital. We have installed DSL technology across a substantial portion of our existing network which will allow us to reduce significantly the number of telephone lines we lease. We are currently evaluating alternative switching devices which are significantly smaller and less expensive than the switches we have deployed to date. We believe these switches may permit us to move the intelligence that determines where to route traffic closer to our customers. We expect this decentralized switching approach will allow us greater efficiencies in our network.



     Sophisticated Operations Support System. We have developed a comprehensive, proprietary operations support system to manage our business. Our proprietary system provides integrated features addressing substantially all aspects of our business, including customer care, billing and collections, general ledger, payroll, fixed asset tracking, and personnel management. We believe our system is adaptable to changing circumstances and multiple incumbent carrier provisioning systems, and can be enhanced to support our operations throughout our planned growth.



     Timely and Accurate Provisioning for Our Customers. We believe one of the keys to our success is effectively managing the provisioning process for new customers. Towards this goal, we have committed significant time and resources to designing more efficient provisioning processes, both internally and with each of the incumbent carriers. We are in final testing of our internal automation process whereby all new orders are provisioned through our operations support system on a real-time basis. Since 1998, we have been developing and implementing electronic order interfaces with all of the incumbent carriers with which we work designed to improve provisioning performance by eliminating manual keying of information and the need to fax paper orders back and forth. As an illustration, we are currently provisioning the majority of our orders in Las Vegas through an electronic interface with Sprint. This type of interface, also known as "electronic bonding," substantially reduces the time, number of steps and duplication of work typically involved in the provisioning process, substantially lowering our costs and providing a more attractive solution to our customers.



     As we deploy DSL technology throughout our network, we expect the provisioning process will become easier for us and more transparent for our customers. With DSL technology in place, one standard telephone line will provide enough capacity for multiple voice and data connections at the customer's premises. Therefore, we will be provisioning fewer lines per customer, making us significantly less dependent on the incumbent carrier for placing our customers in service.


     Co-marketing Arrangements with E-commerce Providers. To expand our product offerings, we have begun to partner with e-commerce providers. We recently entered into an agreement to co-market PurchasePro.com's e-business solution to our small and medium size business customers. We believe co-marketing arrangements will allow us to further solidify our position as a single source provider of communications services.

     Develop E-commerce Data Centers. We believe we will be able to provide an attractive opportunity for e-commerce providers to use our network facilities to access our customer base. To exploit this opportunity, we plan to build regional data centers to host the servers used by e-commerce providers. To support these data centers, we expect to offer basic security and monitoring services. We believe by offering these services we will be able to attract e-commerce partners and enhance the service offerings available to our customers.

     Quality Customer Service. We believe providing quality customer service is essential to offering a superior product to our customers and creating customer loyalty. A service representative is assigned to each business customer to coordinate conversion of service and handle any post-installation issues. In addition, we have a centralized call service center operating 24 hours a day, seven days a week which handles general billing, customer care and related issues for all of our customers. The service representatives use our proprietary operations support system to gain immediate access to our customers' data, enabling quick responses to customer requests and needs at any time. This system allows us to present our customers with one fully integrated monthly billing statement for all communication services.

PRODUCTS AND SERVICES


     To date, we have focused on offering basic telephone and data services to our small business and residential customers. These services include our Internet access portal known as MGCi.com, switched local dialtone, long distance services and custom calling features such as voice mail, call waiting and call forwarding. To capitalize on the growing demand of small and medium size business customers for Internet and data services, we have recently introduced our "Total Solution" package, a bundled offering of high-speed data access using DSL technology, in all of our markets. The chart below shows the component features of our "Total Solution" package for small and medium size business customers:


                             "TOTAL SOLUTION" PACKAGE
                             ------------------------
8 voice lines                               MGC Long Distance
Internet access at speeds up to 1.5 Mbps    500 minute increments
Unlimited custom calling features           Free local calling
MGCi.com                                    Customer premise equipment
  Web Hosting                               Single bill and single point of contact
  10 e-mail boxes

MARKETS


     We currently operate in Las Vegas, Atlanta, Chicago, southern Florida and selected areas of southern California, including Los Angeles and San Diego. As of September 30, 1999, we had 288 central office collocation sites providing access to approximately 16 million addressable lines in these markets. The table below shows the distribution of our central office collocation sites within these markets.


MARKET AREA                              COLLOCATION SITES    ADDRESSABLE LINES
-----------                              -----------------    -----------------
Southern California....................         147              8.3 Million
Atlanta................................          37              2.0 Million
Chicago................................          50              2.5 Million
Southern Florida.......................          36              2.2 Million
Las Vegas..............................          18              1.0 Million
                                                ---             ------------
          TOTALS.......................         288             16.0 MILLION


     To achieve a national presence, we plan to collocate in over 450 incumbent carrier central offices during 2000. All of these collocations will be located within the 50 largest metropolitan areas of the country, primarily in the surrounding suburban areas. When evaluating new markets, we consider:


     - The importance of the geographic area to our national presence; and


     - The demographics of the market, specifically the presence of clusters of incumbent carrier central offices with high concentrations of small and medium size business lines.



     Based on the criteria outlined above, the table below indicates the number of collocated central office sites and approximate addressable lines we have identified for expansion during 2000. The timing of our entering into new markets will depend on market conditions, incumbent carrier cooperation and other factors. We cannot assure you we will be able to add collocation sites at the times indicated below.



NUMBER OF ADDITIONAL   ADDRESSABLE          PLANNED
 COLLOCATION SITES        LINES        OPERATIONAL DATE
--------------------   -----------     ----------------
         50             2.0 million   First Quarter 2000
         60             2.4 million   Second Quarter 2000
         70             2.8 million   Third Quarter 2000
        270            10.8 million   Fourth Quarter 2000
        ---            ------------
        450            18.0 million


SALES AND MARKETING

     Our highly focused marketing efforts seek to generate well-managed, profitable growth through increased market share with minimal customer turnover. Our current sales programs include direct sales efforts, programs with agents and vendors, telemarketing and targeted advertising directed at the small and medium size business customer. Due to the simplicity of our bundled voice and data solution, we will not need to incur extensive costs to train our expanding sales force.


     As of September 30, 1999, we employed 95 field sales personnel and 33 inside sales personnel. We expect the size of our sales force to increase substantially during 2000 as we expand the geographic coverage of our network to a national scale. During the fourth quarter of 1998, we implemented a "team" sales approach in our Las Vegas market. We are in the process of implementing this approach in each of our local markets. Each team consists of two field sales representatives, one business service representative, one inside sales representative and one field technician. The field sales representatives work from lead lists which specifically identify small and medium size business prospects located within our geographic service area. The inside sales representative solicits leads and schedule appointments and, when practical, close sales over the phone. Our business service representative acts as the liaison between the small business customer and our operational personnel to effect a coordinated transfer of service from the incumbent carrier's network to our network. The field technician is responsible for the installation of the customer premise equipment. These teams report to the city managers and ultimately the presidents of their respective regions.



     To complement our sales force, we use established telephone equipment vendors to market our services in conjunction with equipment sales to business customers. We believe this distribution channel will become more productive for us in the near future with the continued rollout of our bundled voice and high-speed data solution.


NETWORK ARCHITECTURE AND TECHNOLOGY


     In building our network we have implemented a strategy where we own the hardware that routes voice calls and data traffic, which we refer to as switches, while leasing the telephone lines and cable over which the voice calls and data traffic are actually transmitted, which we refer to as transport. We use three basic types of transport to transmit our voice calls and data traffic. First, we lease the standard telephone line from the incumbent carrier. This allows us to move voice calls and data traffic from a customer's location to the nearest central office owned by the incumbent carrier. Inside these central offices, we have installed equipment that allows us to deliver the services we sell to our customers. Second, we lease cable from other communications companies which connect the equipment we have installed in the central office of the incumbent carrier to our switches. Third, we lease additional cable from other communications companies, which connect our switches to each other and allow us to complete our customers' long distance calls to national and international destinations. We believe this network strategy provides us an efficient capital deployment plan and an attractive return on our invested capital.



     We believe that leasing the standard telephone line from the incumbent carrier's central office to the end-user provides a cost-efficient solution for gaining control of access to our customers. Leasing costs are not incurred until we have acquired a customer and revenue can be generated. It is our experience that the cable required to connect our collocation equipment located at an incumbent carriers' central office to our switching hardware and the cable required to connect our customers' voice calls and data traffic to the Internet and other telephones is available at reasonable prices in all of our current and planned markets. Because the cable required to transport voice calls and data traffic has become a readily available service from numerous other communications companies, we have focused our efforts on owning and installing the hardware that determines where to route voice calls and data traffic and on selling and delivering our services to our customers.



     In 1996, we installed our first switch in Las Vegas. By the end of 1998, we had seven operational switches. All of our current switches are DMS-500 switches manufactured by Northern Telecom. These switches offer a flexible and cost efficient way for us to provide local and long distance services to our customers. We are currently testing smaller and less expensive switches that would allow us to move the hardware that determines where to route voice calls and data traffic closer to our customers. This decentralized approach to determining where to route voice calls and data traffic should allow us to make more efficient use of the cable we lease to transport voice calls and data traffic. We envision our planned expansion in the second half of 2000 and beyond to utilize these smaller and less expensive switches which will be installed in the central office space we rent from the incumbent carrier and will interact fully with the DSL equipment we are currently installing.



     Once we have installed equipment in the collocation sites we rent from the incumbent carrier, we initiate service to a customer by arranging for the incumbent carrier to physically disconnect a standard telephone line from their equipment and reconnect the same standard telephone line to our equipment. When the standard telephone line has been connected to our equipment, we have direct access to the customer and can deliver our current voice and data services. Any future changes the customer wishes to make, such as purchasing more services from us, are under our direct control. The one exception is for certain types of repairs, which are infrequent, but which may require the participation of the incumbent carrier's maintenance staff.



     We have increased the number of collocation sites where we have installed equipment from nine as of December 31, 1996 to 288 as of September 30, 1999. We believe the expertise we have developed in successfully applying for space in these central offices, installing our equipment and maintaining the equipment once it is installed will allow us to efficiently handle our planned expansion.



     Our seven switches are connected to each other by cable which allows us to transmit voice calls and data traffic using asynchronous transfer mode technology. Asynchronous transfer mode technology allows both voice calls and data traffic to be transported in digital form over a single cable connection at high speeds and reasonable costs. The introduction of DSL technology into our network will allow us to transport both voice calls and data traffic in digital form on a single telephone line from a customer's location to one of our switches.

     The diagram below depicts how our network is configured with DSL technology in our existing markets.



                          [DSL technology Flow Chart]



     We install DSL equipment at our collocation sites, at our switch sites and at our customers' locations. The DSL equipment we use is manufactured by Copper Mountain, Turnstone and Tollbridge Technologies. Where installed, this equipment allows us to deliver multiple voice calls and data traffic over a single, standard telephone line and is expected to provide us with substantial cost savings. Using DSL technology, we can increase the amount of information we carry on a standard telephone line, which we refer to as bandwidth, to up to 1.5 million bits per second or "Mbps". This bandwidth is the equivalent of 24 regular voice telephone lines. Our DSL equipment is programmed to allocate the available bandwidth. For example, voice calls are carried at 64 thousand bits per second or "Kbps"; if a customer has eight phone lines and all are in use at the same time, then 512 Kbps (eight phone lines multiplied by 64 Kbps each) of the total 1.5 Mbps are allocated for the voice calls. The remaining bandwidth, 988 Kbps, is available to carry the data traffic.



     We believe this technology, when fully implemented, will significantly reduce our customers' potential for service outages when the incumbent carrier moves the standard telephone line from their equipment to ours. Additionally, we believe this technology will reduce our costs since we will lease a reduced number of standard telephone lines per customer from the incumbent carrier. For example, if a customer today has eight voice lines, we must order from and provision through the incumbent carrier eight individual standard telephone lines. If the same customer were to buy our service offering which uses DSL technology, we would only order and provision one standard telephone line from the incumbent carrier. Also, we expect that future products and services designed to take advantage of the increased bandwidth provided by DSL technology will allow us to generate incremental revenue with attractive margins.



     Interconnection Agreements and Competitive Carrier Certifications. We have interconnection agreements with Sprint for Nevada, BellSouth for Georgia and Florida, GTE and PacBell for California, Ameritech for Illinois, Bell Atlantic for Massachusetts, New York and Pennsylvania and SBC for Texas. These agreements expire on various dates through July 2000. In some cases, one or both parties may be entitled to demand renegotiation of particular provisions in an existing interconnection agreement based on intervening changes in the law. We are certified as a competitive carrier in Illinois, Georgia, Nevada, California, Florida and Massachusetts and have applied for competitive carrier certification in Ohio, Texas, Michigan, Wisconsin, Indiana, North Carolina and Tennessee.

SERVICE DEPLOYMENT AND OPERATIONS

     Customer Service. We strive to provide high quality customer service through:

     - Personnel. Our customer service representatives and sales personnel are well trained and attentive to our customers' needs.

     - Call Center. Our centralized customer service center in Las Vegas operates 24 hours a day, seven days a week. Calls from our customers are answered and responded to with minimal wait time.


     - Coordination of Service Provisioning. We coordinate service installation with our customer and the incumbent carrier to ensure a smooth transition of services from the incumbent carrier to us.


     - Close Customer Contact. We proactively monitor our network and keep our customers informed of installation or repair problems and allocate the necessary resources to resolve any problems.

     - Billing. We provide our customers with accurate, timely and easily understood bills.


     Process Automation. We have developed a comprehensive, proprietary operations support system to manage our business. Our proprietary system provides integrated features addressing substantially all aspects of our business including customer care, billing and collections, general ledger, payroll, fixed asset tracking and personnel management. Additionally, customer service representatives are able to handle all customer service inquiries, including billing questions and repair calls, with the information available from our integrated system.



     We believe our system is adaptable to changing circumstances and multiple incumbent carrier provisioning systems and will be able to support our operations throughout our planned growth. We are in final testing of our internal automation process whereby all new orders are provisioned through our operations support system on a real-time basis. Since 1998, we have been developing and implementing electronic order interfaces with all of the incumbent carriers with whom we work designed to improve provisioning performance by eliminating manual keying of information and the need to fax paper orders back and forth. As an illustration, we are currently provisioning the majority of our orders in Las Vegas through an electronic interface with Sprint. This type of interface, also known as "electronic bonding," substantially reduces the time, number of steps and duplication of work typically involved in the provisioning process, substantially lowering our costs and providing a more attractive solution to our customers.


     The billing component of our operations support system is designed to track and bill all forms of local service, including line and feature charges as well as long distance charges. We can accommodate business customers desiring a single bill for many locations, summary bills without detail or a number of other types of customized bills. We can deliver bills to our customers in a number of alternative media including electronic files and on-line inquiry through our Website.

GOVERNMENT REGULATIONS

  Overview


     Our services are regulated at the federal, state and local level. The FCC exercises jurisdiction over all facilities of, and services offered by, communications common carriers like us, as long as those facilities are used in connection with interstate or international communications. State regulatory commissions have some jurisdiction over most of the same facilities and services if they are used in connection with communications within states. In recent years, there has been a dramatic change in the regulation of telephone services at both federal and state levels as both legislative and regulatory bodies seek to enhance competition in both the local exchange and interexchange services. These efforts are ongoing and many of the legislative measures and regulations adopted are subject to judicial review. We cannot predict the impact on us of the results of these ongoing legislative and regulatory efforts or the outcome of any judicial review.


  Federal Regulation


     The FCC regulates interstate and international communications services, including access to local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC also imposes regulations on common carriers that have some degree of market power, including incumbent carriers. The FCC imposes less regulation on common carriers without market power including competitive carriers like us. The FCC grants automatic authority to carriers for interstate long distance service, but requires common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points. Both domestic and international carriers must file tariffs for their services. With respect to our domestic and international service offerings, we have filed tariffs with the FCC stating the rates, terms and conditions for our interstate and international services. Our interstate tariffs are subject to "streamlined" tariff regulations and are generally not reviewed by the FCC before becoming effective. Our tariffs can be amended on one day's notice. Carriers subject to the jurisdiction of the FCC must charge just and reasonable rates and must not discriminate among like customers for like services. The FCC imposes numerous other regulations on carriers subject to its jurisdiction some of the most important of which are discussed below. It also hears complaints against carriers filed by customers or other carriers and levies various charges and fees.



     The Telecommunications Act permits virtually any entity, including cable television companies and electric and gas utilities, to enter any communications market. The Telecommunications Act takes precedence over inconsistent state regulation. However, entities that enter communications markets must follow state regulations relating to safety, quality, consumer protection and other matters. Implementation of the Telecommunications Act continues to be affected by numerous federal and state policy rulemaking proceedings and review by courts. We are uncertain as to how our business may be affected by these proceedings.



     The Telecommunications Act is intended to promote competition. The Telecommunications Act opens the local services market to competition by requiring incumbent carriers to permit interconnection to their networks and by establishing incumbent carrier and competitive carrier obligations with respect to:



          Reciprocal Compensation. All incumbent carriers and competitive carriers are currently required to complete calls originated by each other under reciprocal arrangements at prices based on tariffs or negotiated prices.



          Resale. All incumbent carriers and competitive carriers are required to permit resale of their communications services without unreasonable restrictions or conditions. In addition, incumbent carriers are required to offer wholesale versions of all retail services to other common carriers for resale at discounted rates, based on the costs avoided by the incumbent carrier by offering these services at wholesale rates.



          Interconnection. All incumbent carriers and competitive carriers are required to permit their competitors to interconnect with their facilities. All incumbent carriers are required to permit interconnection at any feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier requesting interconnection, collocation of the requesting carrier's equipment in the incumbent carriers' premises must be offered.



          Unbundled Access. All incumbent carriers are required to provide access to specified individual components of their networks, which are sometimes referred to as unbundled network elements, on nondiscriminatory terms and at prices based on cost, which may include a reasonable profit.



          Number Portability. All incumbent carriers and competitive carriers are required to permit users of communications services to retain their existing telephone numbers without impairment of quality, reliability or convenience when switching from one common carrier to another.



          Dialing Parity. All incumbent carriers and competitive carriers are required to provide "l+" equal access to competing providers of long distance service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing, with no unreasonable dialing delays.



          Access to Rights-of-Way. All incumbent carriers and competitive carriers are required to permit competing carriers access to their poles, ducts, conduits and rights-of-way at regulated prices.



     Incumbent carriers are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a predetermined amount of time, either carrier may request arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent carriers continue to have interconnection obligations established by the FCC and state regulatory commissions.



     In August 1996, the FCC established rules to implement the incumbent carrier interconnection obligations described above. On July 18, 1997, a United States appeals court overturned portions of these rules and narrowly interpreted the FCC's power to establish and enforce rules implementing the Telecommunications Act. On January 25, 1999, the United States Supreme Court reversed the appeals court decision and confirmed the FCC's broad authority to issue rules implementing the Telecommunications Act. Specifically, the Supreme Court decided that:


     - the FCC has jurisdiction over pricing of unbundled network elements; and


     - the FCC has authority to make rules allowing a competitive carrier to "pick and choose" among the most favorable terms from existing agreements between an incumbent carrier and other competitive carriers.



     On the other hand, the Supreme Court vacated an FCC rule which described the network elements the incumbent carriers must provide to competitors on an unbundled basis. This required the FCC to re-examine its rules regarding which unbundled network elements must be made available to competitors.



     On November 5, 1999, the FCC released an order reaffirming and clarifying the obligation of incumbent carriers to provide those network elements which we currently lease from incumbent carriers, including standard telephone lines which are also known as local loops, network interface devices and operations support systems. These rules are subject to appeal and many require implementing action by state regulatory agencies. We cannot predict the outcome of any further proceedings or predict whether the incumbent carriers will challenge this ruling.



     On March 31, 1999, the FCC issued an order requiring incumbent carriers to provide alternatives to traditional physical collocation, including providing carriers with their own dedicated spaces in which to install their equipment. In addition, the FCC ruled that incumbent carriers must allow competitive carriers to collocate advanced services equipment and perform their own labor in connecting their equipment within the incumbent carrier central office.



     On November 18, 1999, the FCC ordered incumbent carriers to share their telephone lines with providers of high speed Internet access and other data services. The FCC has indicated that it permits competitive carriers to obtain access to the high-frequency portion of a standard telephone line from the incumbent carriers. As a result, competitive carriers will be able to provide DSL-based services over the same telephone lines simultaneously used by the incumbent carrier to provide voice services, and will no longer need to purchase a separate telephone line from the incumbent carrier to provide DSL services. The ruling could have an unfavorable effect on our business by making it easier for some of our competitors to provide DSL services.



     The Telecommunications Act also contains special provisions that replace prior antitrust restrictions that prohibited the regional Bell operating companies from providing long distance services and engaging in communications equipment manufacturing. Before the passage of the Telecommunications Act, the regional Bell operating companies and the dominant incumbent carriers were restricted to providing services within a distinct geographical area known as a local access and transport area. The Telecommunications Act permits the regional Bell operating companies to provide long distance service immediately in areas outside of their market regions and within their market region once they have satisfied several procedural and substantive requirements, including:



     - a showing that the regional Bell operating company is subject to meaningful competition in the area in which it seeks to offer long distance service; and


     - a determination that the regional Bell operating company's entry into long distance markets is in the public interest.


     In December 1999, the FCC approved Bell Atlantic's request to provide long distance service to its New York customers. Additional requests will likely be filed in the near future. One or more of these requests may be approved. If regional Bell operating companies are allowed to offer long distance services in one or more of our markets, our business will be unfavorably affected.



     The FCC has initiated a rulemaking proceeding to consider whether to permit regional Bell operating companies to eventually offer high-speed data services between local access and transport areas through a separate subsidiary, without first having to demonstrate that they have met the FCC procedural and substantive requirements referred to above. Although the FCC has not acted in this rulemaking, in approving the merger of SBC Communications and Ameritech, it authorized the merged entity to provide advanced data services using a separate subsidiary provided specific conditions are met.



     On November 9, 1999, the FCC released a decision which concluded that advanced services, such as DSL, sold by incumbent carriers to Internet service providers and bundled by the Internet service provider with its other services are not subject to the resale obligations of the Act. This decision will allow incumbent carriers to provide Internet service providers with special rate packages for DSL on terms and conditions not available to us.



     In two orders released on December 24, l996 and May 16, 1997, the FCC made major changes in the structure of the access charges incumbent carriers impose for the use of their facilities to originate or complete interstate and international calls. The December 24th order permitted incumbent carriers to lower access charges. The May 16th order granted incumbent carriers subject to the FCC's price cap rules increased pricing flexibility upon demonstrations of increased competition or potential competition in their markets. The manner in which these changes are implemented could have a material effect on the amount of switched access charges we collect from long distance carriers.

     At present we are in litigation with AT&T and Sprint over the access charges we have billed to them. The FCC released a decision in July 1999 requiring AT&T to pay us the charges at our tariffed rate through March 1999, with interest, but this decision is subject to further administrative and judicial review.



     In August 1999 the FCC adopted an order providing additional pricing flexibility to incumbent carriers subject to price cap regulation in their provision of interstate access services, particularly special access and dedicated transport. Some of the actions taken by the FCC would immediately eliminate rate scrutiny for "new services" and permit the establishment of additional geographic zones within a market that would have separate rates. Additional and more substantial pricing flexibility will be given to incumbent carriers as specified levels of competition in a market are reached through the collocation of competitive carriers and their use of competitive transport. This flexibility will include, among other items, customer specific pricing, volume and term discounts for some services and streamlined tariffing.



     As part of the same August 1999 order, the FCC initiated another proceeding to consider additional pricing flexibility proposals for incumbent carriers. This proceeding also will consider the reasonableness of competitive carrier access charges and seeks comment on whether the FCC should adopt rules to regulate competitive carrier access charges. In addition, the FCC's rulemaking is examining whether any statutory or regulatory constraints prevent long distance carriers from declining to accept a competitive carrier's access services, and if so, under what circumstances. The outcome of the rulemaking is not possible to predict and may have an unfavorable effect on our business.



     In addition, on May 21, 1999, a United States court of appeals reversed an FCC order that had established the factors that are currently used to set annual price caps. The court ordered the FCC to further explain the methodology it used in establishing those factors.



     Incumbent carriers have been contesting whether their obligation to pay reciprocal compensation to competitive carriers should apply to local telephone calls from an incumbent carrier's customers to Internet service providers served by competitive carriers. The incumbent carriers claim this traffic is interstate in nature and should be exempt from reciprocal compensation arrangements applicable to local and intrastate calls. Competitive carriers have contended that their interconnection agreements with incumbent carriers provide no exception for local calls to Internet service providers and reciprocal compensation is applicable.



     On February 26, 1999, the FCC ruled that Internet service provider traffic is interstate in nature and within the FCC's jurisdiction but that its current rules neither require nor prohibit the payment of reciprocal compensation for these calls. The FCC also requested comment on federal rules to govern compensation for these calls in the future.



     Most, but not all, state commissions and several federal and state courts have ruled that reciprocal compensation arrangements under interconnection agreements existing prior to the FCC decision apply to calls to Internet service providers. There are, however, ongoing disputes concerning the appropriate treatment of Internet service provider traffic under new interconnection agreements.



     Internet service providers may be among our potential customers and adverse decisions regarding reciprocal compensation could limit our ability to service this group of customers profitably. While some competitive carriers target Internet service providers in order to generate additional revenues from reciprocal compensation charges, at the present time we do not focus our marketing efforts on Internet service providers. In addition, given the uncertainty as to whether reciprocal compensation is payable in connection with calls to Internet service providers, we do not recognize revenue from calls to Internet service providers. Therefore, the outcome of this dispute in favor of either the incumbent carrier or competitive carrier will have minimal impact on us.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. The FCC's May 8, 1997 order established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded federal subsidies for local dialtone services provided to low-income consumers. Providers of interstate telecommunications service, including us, must contribute to these programs. On July 30, 1999, the United States appeals court issued a decision partially upholding the FCC order but precluding the FCC from basing the amount a carrier must contribute to the subsidy program on a carrier's intrastate revenues. Currently, the FCC is assessing contributions to these programs at 5.8% of a provider's interstate and international revenue for the previous year. We intend to recover our share of these costs through charges assessed directly to our customers and participation in federally subsidized programs. On November 2, 1999, the FCC revised its proposed methodology for subsidizing service provided by non-rural carriers in high cost areas. This action may result in further substantial increases in the cost of the subsidy program. The net financial effect of these regulations on us cannot be determined at this time.



     In 1994, Congress adopted the Communications Assistance for Law Enforcement Act to insure that law enforcement agencies would be able to conduct properly authorized electronic surveillance over the new digital and wireless media as well as traditional wireline carriers. An interim technical standard was released in 1997 and the FCC recently required carriers to have additional capabilities requested by law enforcement authorities and directed that the interim standard be revised. Some in the industry believe that the cost of providing these additional capabilities is unreasonably high and the FCC's decision has been appealed. We are not able to predict the outcome of this litigation or the cost of compliance with whatever standards are ultimately developed.


  State Regulation

     The implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings. As a result, it is currently difficult to predict how quickly full competition for local services, including local dialtone, will be introduced.


     To provide services within a state, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. To date, we have satisfied state requirements to provide local and intrastate long distance service in Nevada, Georgia, Illinois, California, Florida and Massachusetts and have applied for competitive carrier certification in Ohio, Texas, Michigan, Wisconsin, Indiana, North Carolina and Tennessee.



     State regulatory agencies have jurisdiction over our facilities and services used to provide intrastate services. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. These agencies may also have to approve the transfer of assets or customers located in the state, a change in control of our company or our issuance of securities or assumption of debt. The specific requirements vary from state to state. Price cap or rate of return regulation does not apply in any of our current or planned expansion markets. However, we cannot assure you that the imposition of new regulatory burdens in a particular state will not affect the profitability of our services in that state.


  Local Regulation

     Our networks must comply with numerous local regulations such as building codes, municipal franchise requirements and licensing. These regulations vary on a city by city and county by county basis. In some of the areas where we provide service, we may have to comply with municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other factors. Municipalities that do not currently impose fees may seek to impose fees in the future. We cannot assure you fees will remain at their current levels following the expiration of existing franchises.

COMPETITION


     The communications industry is highly competitive. We believe the principal competitive factors affecting our business will be:



     - pricing levels and policies,



     - transmission speed,



     - customer service,



     - breadth of service availability,



     - network security,



     - ease of access and use,



     - bundled service offerings,



     - brand recognition,



     - operating experience,



     - capital availability,



     - exclusive contracts,



     - accurate billing, and



     - variety of services.


To maintain our competitive posture, we believe we must be in a position to reduce our prices to meet any reductions in rates by our competitors. Any reductions could adversely affect us. Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In addition, competitive alternatives may result in substantial customer turnover in the future. Many providers of communications and networking services experience high rates of customer turnover.


     A continuing trend toward consolidation of communications companies and the formation of strategic alliances within the communications industry, as well as the development of new technologies, could give rise to significant new competitors. For example, WorldCom has merged with MCI Communications and now proposes to merge with Sprint. AT&T has acquired Teleport Communications Group Inc., a competitive carrier, and Tele-Communications, Inc., a cable, communications and high-speed Internet services provider, and has announced its intent to merge with MediaOne. Ameritech Corporation recently merged with SBC Communications and Bell Atlantic has agreed to merge with GTE Corporation. These types of consolidations and other strategic alliances could put us at a competitive disadvantage.


  LOCAL DIALTONE SERVICES


  Incumbent Carriers



     In each of the markets we target, we will compete principally with the incumbent carrier serving that area. We believe the regional Bell operating companies are aggressively seeking to be able to offer long distance service in their service territories. In December 1999, Bell Atlantic received approval to offer long distance service in New York and has announced that it intends to offer interstate long distance service beginning in January 2000. Many experts expect one or more of the other regional Bell operating companies to be successful in entering the long distance market in early 2000. We believe the regional Bell operating companies expect to offset losses of market share in their local markets by attempting to capture a large percentage of the long distance market in their market areas, especially among residential users where their strong regional brand names and extensive advertising campaigns may be very successful. In addition, a continuing trend toward business combinations and alliances in the communications industry may create significant new competitors for us.



     We have not achieved and do not expect to achieve a significant market share for any of our services. The incumbent carriers have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours and have the potential to subsidize competitive services with revenues from a variety of businesses. While recent regulatory initiatives which allow competitive carriers to interconnect with incumbent carrier facilities provide increased business opportunities for us, interconnection opportunities have been and likely will continue to be accompanied by increased pricing flexibility for, and relaxation of regulatory oversight of, the incumbent carriers.



     Incumbent carriers have long-standing relationships with regulatory authorities at the federal and state levels. The FCC recently proposed a rule that would provide for increased pricing flexibility for incumbent carriers and deregulation for competitive access services, either automatically or after competitive levels are reached. If the incumbent carriers are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, our operating margins could be materially adversely affected. Future regulatory decisions which give the incumbent carriers increased pricing flexibility or other regulatory relief could also have a material adverse effect on us.



  Competitive Carriers/Long Distance Carriers/Other Market Entrants.



     We face, and expect to continue to face, competition from long distance carriers, including AT&T, MCI WorldCom, and Sprint, seeking to enter, reenter or expand entry into the local exchange market. We also compete with other competitive carriers, resellers of local dialtone services, cable television companies, electric utilities, microwave carriers and wireless telephone system operators.



     The Telecommunications Act includes provisions which impose regulatory requirements on all incumbent carriers and competitive carriers but grants the FCC expanded authority to reduce the level of regulation applicable to these common carriers. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on our ability to successfully compete against incumbent carriers and other communications service providers.



     The Telecommunications Act radically altered the market opportunity for competitive carriers. Many existing competitive carriers which entered the market before 1996 had to build a fiber infrastructure before offering services. With the Telecommunications Act requiring unbundling of the incumbent carrier networks, competitive carriers are now able to more rapidly enter the market by installing switches and leasing standard telephone lines and cable.



     A number of competitive carriers have entered or announced their intention to enter one or more of our markets. We believe that not all competitive carriers, however, are pursuing the same target customers we pursue. We intend to keep our prices at levels below those of the incumbent carriers while providing, in our opinion, a higher level of service and responsiveness to our customers.

Innovative packaging and pricing of basic telephone services is expected to provide competitive differentiation for us in each of our markets.

  LONG DISTANCE SERVICES

     The long distance services industry is very competitive and many long distance providers experience a high average turnover rate as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We expect to face increasing competition from companies offering long distance data and voice services over the Internet. Companies offering these services over the Internet could enjoy a significant cost advantage because they do not currently pay common carrier access charges or universal service fees.

  DATA AND INTERNET SERVICES

     We expect the level of competition with respect to data and Internet services to intensify in the future. We expect significant competition from:


     - Incumbent Carriers. Most incumbent carriers have announced deployment of commercial DSL services. Some incumbent carriers have announced they intend to aggressively market these services to their residential customers at attractive prices. In addition, most incumbent carriers are combining their DSL service with their own Internet service provider businesses. We believe incumbent carriers have the potential to quickly overcome many of the issues that have delayed widespread deployment of DSL services in the past. The incumbent carriers have an established brand name in their service areas, possess sufficient capital to deploy DSL services rapidly and are in a position to offer service from central offices where we may be unable to secure collocation space. When the regional Bell operating companies begin providing long distance service, they may be able to offer "one stop shopping" that would be competitive with our offerings.



     - Traditional Long Distance Carriers. Many of the leading traditional long distance carriers, including AT&T, MCI WorldCom and Sprint, are expanding their capabilities to support high-speed, end-to-end networking services. We expect them to offer combined data, voice and video services over their networks. These carriers have extensive fiber networks in many metropolitan areas that primarily provide high-speed data and voice services to large companies. They could deploy DSL services in combination with their current fiber networks. They also have interconnection agreements with many incumbent carriers and have secured collocation space from which they could begin to offer competitive DSL services.



     - Newer Long Distance Carriers. The newer long distance carriers, including Williams Communications, Qwest Communications International and Level 3 Communications, are building and managing high-speed networks nationwide. They are also building direct sales forces and partnering with Internet service providers to offer services directly to business customers. They could extend their existing networks and offer high-speed services using DSL, either alone or in partnership with others.



     - Cable Modem Service Providers. Cable modem service providers, like @Home Networks and its cable partners, are offering, or are preparing to offer, high-speed Internet access over cable networks to consumers. @Work has positioned itself to do the same for businesses. These networks provide high-speed data services similar to our services, and in some cases at higher speeds. These companies use a variety of new and emerging technologies, including point-to-point and point-to-multipoint wireless services, satellite-based networking and high-speed wireless digital communications.

     - Internet Service Providers. Internet service providers, including Yahoo, Earthlink, PSINet, Concentric and Verio, offer Internet portal services which compete with our MGCi.com service. We offer basic web hosting and e-mail services and anticipate offering an enhanced set of Internet products in the future. The competitive Internet service providers generally provide more features and functions than our current Internet portal.


     - Wholesale DSL Carriers. Carriers, including Covad Communications Group, Inc., Rhythms NetConnections Inc. and NorthPoint Communications, Inc., have begun offering DSL services and have significant strategic equity investors, marketing alliances and product development partners.


     Many of these competitors are offering, or may soon offer, DSL technologies and services that will directly compete with us. Please see "Risk
Factors -- Because we compete against established industry competitors with substantially greater financial resources, we may not be able to achieve our operating and financial objectives."


PROPERTY


     In Las Vegas, we have a five year lease, expiring in 2001, with a five year option for the site housing our switch. We also lease space in Las Vegas for our national customer service operations, national sales personnel, Las Vegas sales personnel and general administration functions. This lease expires in 2004. This facility is owned by a limited liability company which is principally owned by two of our principal stockholders and directors, Maurice J. Gallagher, Jr. and Timothy P. Flynn.



     We have recently leased office space in the Rochester, New York area and we have moved our corporate headquarters to the Rochester area.


     We also own property housing our switch facilities in Ontario, Long Beach and San Diego, California, Chicago, Illinois, and Fort Lauderdale, Florida. Our switch site in Atlanta, Georgia has been leased for a term expiring in 2007 with renewal options. We have leased facilities to house our local sales and administration staff in each market.


     We place great importance on each switch facility and seek to insure maximum security and environmental control. We believe this can be achieved most effectively through stand-alone structures. This approach minimizes the risk of fire or other hazards from adjacent tenants or properties.


PERSONNEL


     As of December 27, 1999, we had approximately 850 employees, most of whom were located in Las Vegas. We expect to substantially increase the number of our employees over the next two years.


     We have non-disclosure and non-compete agreements with all of our executive employees. None of our employees are represented by a collective bargaining agreement.

LEGAL PROCEEDINGS


     We are party to numerous state and federal administrative proceedings. In these proceedings, we are seeking to define and/or enforce incumbent carrier performance requirements related to:



     - the cost and provisioning of those network elements we lease;


     - the establishment of customer care and provisioning;

     - the allocation of subsidies; and

     - collocation costs and procedures.

The outcome of these proceedings will establish the rates and procedures by which we obtain and provide leased network elements and could have a material effect on our operating costs.



     We are also involved in legal proceedings in which we are seeking to enforce our tariffed rates for originating and terminating long distance calls. AT&T, Sprint, MCI WorldCom and other long distance carriers refused to pay the full amount of the long distance access charges billed to them. Access charges represented 41% of our operating revenues in 1998 and 35% of our operating revenues in the first nine months of 1999. Access charge revenues from AT&T, Sprint and MCI WorldCom represented 81% of our total access charge revenues in 1998 and 75% of our access charge revenue in the first nine months of 1999. As of September 30, 1999, we had outstanding receivables of approximately $12.3 million attributable to access charges from AT&T, Sprint, MCI WorldCom and other long distance carriers, as compared to $8.1 million as of June 30, 1999. We have recently settled our dispute with MCI WorldCom; however, our disputes continue with AT&T and Sprint. We initiated proceedings against AT&T at the FCC under an FCC procedure for expedited settlement of disputes between common carriers. On July 16, 1999, the FCC released a decision ordering AT&T to pay us the full amount we billed to them for originating switched access charges from August 1998 through March 1999 at our tariffed rate, plus interest. AT&T has asked the FCC to review the order and the final FCC decision is subject to appeal to a federal appeals court. We have filed a complaint before the FCC to obtain an order compelling Sprint to pay our tariff rate for access charges. The final outcome of the disputes with AT&T and Sprint is uncertain. If we are unable to collect from these long distance carriers, it could have a material impact on our financial condition. See "Risk Factors -- We may not be able to collect all of the access charges we have billed to long distance carriers."



     From time to time, we engage in other litigation and governmental proceedings in the ordinary course of our business. We do not believe any other pending litigation or governmental proceeding will have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors, and their respective ages as of December 27, 1999, are as follows:



NAME                             AGE                            POSITION
----                             ---                            --------
Maurice J. Gallagher, Jr.......  50    Chairman of the Board of Directors
Rolla P. Huff..................  43    Chief Executive Officer, President, Director
Timothy P. Flynn(1)............  49    Director
Jack L. Hancock(2).............  69    Director
David Kronfeld.................  52    Director
Mark J. Masiello...............  32    Director
Thomas Neustaetter(1)(2).......  47    Director
Paul J. Salem(1)(2)............  36    Director
James Ball.....................  37    President -- Midwest Region
John Boersma...................  39    Senior Vice President -- Operations
David S. Clark.................  39    Senior Vice President -- Investor Relations
S. Gregory Clevenger(3)........  36    Senior Vice President -- Corporate Development
Michael R. Daley...............  38    Executive Vice President and Chief Financial Officer
Kent F. Heyman.................  44    Senior Vice President and General Counsel
George Longyear................  30    President -- Southwestern Region
Mark D. Magarian(3)............  33    Senior Vice President -- Human Resources
James Mitchell.................  38    President -- Eastern Region
Mark W. Peterson...............  45    President -- Western Region
Linda M. Sunbury...............  38    Senior Vice President -- Finance


-------------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.


(3) To commence employment in January 2000.



     MAURICE J. GALLAGHER, JR. has served as the chairman of our board of directors since our inception. Mr. Gallagher was a founder of ValuJet Airlines, Inc. in 1993 and served as a director of ValuJet from 1993 until November 1997 and served as vice chairman from 1994 to 1997.



     ROLLA P. HUFF was elected as our chief executive officer and president and as a member of our board of directors as of November 1, 1999. From March 1999 to September 1999, Mr. Huff served as president and chief operating officer of Frontier Corporation and served as executive vice president and chief financial officer of that corporation from May 1998 to March 1999. From July 1997 to May 1998, Mr. Huff was president of AT&T Wireless for the Central U.S. region and Mr. Huff served as senior vice president and chief financial officer of that company from March 1995 to July 1997. From July 1994 to March 1995, Mr. Huff was financial vice president of mergers and acquisitions for AT&T.



     TIMOTHY P. FLYNN has served as a member of our board of directors since 1996. Mr. Flynn served as a member of the board of directors of ValuJet Airlines since he participated in its founding in 1993 until November 1997. Mr. Flynn and Mr. Gallagher are affiliated in a number of other transactions.



     JACK L. HANCOCK has served as a member of our board of directors since 1996. Mr. Hancock was vice president of systems technology and executive vice president, product and technology for

PacBell from 1988 to 1993. He has served as a member of the boards of directors of Union Bank of California and Wittaker Corporation since 1994.



     DAVID KRONFELD was elected to serve as a member of our board of directors in February 1998. Mr. Kronfeld is the founder of JK&B Management, L.L.C., a venture capital firm, and has managed its affairs since 1995. Since 1989, Mr. Kronfeld has also been a partner at Boston Capital Ventures, a venture capital firm where he specialized in the telecommunications and software industries.



     MARK J. MASIELLO was elected to serve as a member of our board of directors in November 1999. Mr. Masiello is a principal of Providence Equity Partners, Inc., which provides investment management services to Providence Equity Partners III L.P. ("PEP") and has since its founding in 1998 served as a member of Providence Equity Partners III LLC, the general partner of PEP. Mr. Masiello has been with Providence since 1989 and he currently serves as a director of VIA NET.WORKS, Inc., Netcom Internet Limited and Netcom Canada Inc.



     THOMAS NEUSTAETTER was elected to serve as a member of our board of directors in February 1998. Since March 1999, Mr. Neustaetter has been an executive member of JK&B Capital. From January 1996 to December 1999, Mr. Neustaetter was a partner of The Chatterjee Group, an investment firm which is an affiliate of Soros Fund Management. Before joining The Chatterjee Group, he was the president and founder of Bancroft Capital, a general consulting firm, from December 1994 to December 1996. Mr. Neustaetter also serves as a director of 21st Century Telecom Group, Inc., Gloss.com, Update Marketing, Selectica, Inc. and Vector Holdings.



     PAUL J. SALEM was elected to serve as a member of our board of directors in May 1999. Since 1997, Mr. Salem served as a managing director of Providence Equity Partners, Inc., which provides investment management services to PEP and has since its founding in 1998 served as a member of Providence Equity Partners III LLC, the general partner of PEP. Mr. Salem also served as a vice president of Providence Ventures Inc. from 1992 to 1996. Mr. Salem has served as a director of MetroNet Communications Corp. since July 1996 and as a director of Verio, Inc. since 1996.



     JAMES BALL joined our company as president -- midwest region in November 1999. From September 1998 until November 1999, Mr. Ball served as regional vice president for a 12-city region with Chicago-based Level 3 Communications. Before September 1998, Mr. Ball held senior management positions at Epoch Internet from November 1997 to August 1998 and MFS Telecom from August 1993 to October 1997.



     JOHN BOERSMA has served as our vice president -- operations since May 1997 and was designated senior vice president -- operations in May 1999. He served as vice president of carrier relations for ICG Telecom Group, Inc. from 1996 to 1997. In that capacity, he was responsible for ICG Telecom's relationship with local exchange carriers and implementation, purchase agreements and service quality. Mr. Boersma served as vice president, northern California operations of ICG Telecom from April 1994 to September 1996.



     DAVID S. CLARK has since December 1999 served as our senior vice president -- investor relations. Mr. Clark served as our vice president -- marketing from May 1997 until May 1999 when he was designated senior vice president -- sales and marketing. Mr. Clark has been in the telecommunications industry for 11 years, with responsibilities including engineering, purchasing, product development, client acquisition and maintenance, marketing and advertising. From 1989 to 1997, Mr. Clark was employed by North American Telecom, his last position being vice president of communications services.



     S. GREGORY CLEVENGER will join our company as senior vice president -- corporate development in January 2000. From March 1997 to December 1999, Mr. Clevenger was vice president of investment banking at Goldman, Sachs & Co. in the communications, media and entertainment group in Singapore and New York. From September 1992 to March 1997, Mr. Clevenger was an associate and vice president in the investment banking division of Morgan Stanley & Co. Incorporated in New

York, Hong Kong and Singapore in a variety of groups including the global telecommunications group and the global project finance and leasing group. From May 1990 to September 1992, Mr. Clevenger was an associate and vice president at Argent Group Ltd. in New York.



     MICHAEL R. DALEY joined our company as executive vice president and chief financial officer in November 1999. From November 1998 to November 1999, Mr. Daley served as executive vice president and chief financial officer of Concentrix Corporation. From 1984 through ACC Corp.'s merger with Teleport Communications Group, Inc. in 1998, Mr. Daley served in various capacities at ACC Corp., including as executive vice president and chief financial officer from March 1994 to October 1998 with responsibilities including operations support, investor relations, human resources, legal, mergers and acquisitions and business development.



     KENT F. HEYMAN has served as our vice president and general counsel since June 1996 and was designated senior vice president in December 1999. Mr. Heyman has 18 years of legal experience, most recently as chairman of the litigation department and senior trial counsel of the Dowling, Magarian, Aaron & Heyman law firm. Mr. Heyman has served as a California Superior Court Judge pro tempore presiding over trial, settlement conference and other proceedings from 1990 to 1996.



     GEORGE LONGYEAR has served as our president -- southwestern region since October 1999. From April 1998 until October, 1999, Mr. Longyear served as branch director in our Atlanta office. Mr. Longyear has over nine years telephone industry experience, most recently with MCI Communications from 1991 to 1997 where he held various senior sales and management positions in their local service group and state government and university segment.



     MARK D. MAGARIAN will join our company as senior vice president -- human resources in January 2000. Mr. Magarian practiced law and specialized in labor and employment law from 1993 until December 1999.



     JAMES MITCHELL has served as our president -- eastern region since February 1998. Mr. Mitchell has over nine years of telephone industry experience, serving from 1990 to 1998 in various sales and marketing management roles with MCI, his last position being regional sales and marketing manager for the southeast region.



     MARK W. PETERSON has served as our president -- western region since March 1997. From 1993 to 1996, Mr. Peterson was a marketing and communications consultant and a law student. He previously served as head of corporate affairs for WestAir Holding, Inc. from 1988 to 1992.



     LINDA M. SUNBURY has served as our vice president and principal accounting officer since June 1996 and served as our chief financial officer from January 1998 to November 1999. Ms. Sunbury was designated senior vice president in May 1999 and since December 1999 has served as senior vice president -- finance. Ms. Sunbury has over 15 years accounting and administrative experience, having held similar positions in the airline industry. Most recently, Ms. Sunbury was vice president of administration for Business Express, Inc. dba the Delta Connection from 1994 to 1996. While Ms. Sunbury was at Business Express, creditors of Business Express filed an involuntary petition for bankruptcy in January 1996. Business Express subsequently reorganized and emerged from bankruptcy in April 1997. Before that, Ms. Sunbury served as controller for WestAir Holding, Inc. from 1988 to 1994.



     Messrs. Kronfeld and Neustaetter were initially selected to serve on our board of directors by the holders of our Series A convertible preferred stock. The Series A convertible preferred stock was automatically converted into common stock upon our initial public offering.



     Messrs. Salem and Masiello were selected to serve on our board of directors by the purchasers of our Series B convertible preferred stock and by the entities who have agreed to purchase our Series C convertible preferred stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS


     The following table shows information known to us with respect to beneficial ownership of common stock as of December 27, 1999, by (A) each director, (B) all executive officers and directors as a group and (C) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock.



                                                           NUMBER OF SHARES        PERCENT OF
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED(1)    OWNERSHIP(1)
------------------------                                 ---------------------    ------------
Providence Equity Partners III LLC(2)..................        5,003,969              17.7%
Maurice J. Gallagher, Jr., chairman of the board and
  director(3)..........................................        3,300,608              14.2%
David Kronfeld, director(4)............................        2,061,070               8.5%
Timothy P. Flynn, director(5)..........................          898,500               3.9%
Rolla P. Huff, president, chief executive officer and
  director.............................................          150,000                 *
Jack L. Hancock, director(6)...........................           37,200                 *
Thomas Neustaetter, director...........................            8,800                 *
Mark J. Masiello, director(7)..........................               --                --
Paul J. Salem, director(7).............................               --                --
All executive officers and directors as a group (19
  persons) (3)(4)(5)(6)(7)(8)..........................        6,975,982              28.7%


-------------------------

 *  Less than 1% of total.

(1) In accordance with the Commission's rules, each beneficial owner's holdings have been calculated assuming the full exercise of options and the conversion of all shares of convertible preferred stock held by the holder which are currently exercisable or convertible or which will become exercisable or convertible within 60 days after the date indicated and no exercise of options or conversion of preferred stock held by any other person.


(2) Includes 4,111,112 shares of Series B convertible preferred stock and 892,857 shares of Series C convertible preferred stock subject to an agreement to purchase. The shares of Series B convertible preferred stock are, and the shares of Series C convertible preferred stock will be, convertible into common stock on a one-for-one basis. The address of this beneficial owner is 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.


(3) Includes options to purchase 40,000 shares of common stock which are presently exercisable and 3,170,878 shares of common stock owned by the various partnerships, trusts or corporations with respect to which Mr. Gallagher is a general partner, beneficiary and/or controlling stockholder. Also includes 44,730 shares owned by a trust for the benefit of Mr. Gallagher's minor children with respect to which Mr. Gallagher disclaims any beneficial ownership interest. Mr. Gallagher's address is 3291 N. Buffalo Drive, Las Vegas, Nevada 89129.


(4) Includes 1,139,571 shares of common stock, 555,556 shares of Series B convertible preferred stock and 357,143 shares of Series C convertible preferred stock subject to an agreement to purchase, all of which are owned by partnerships in which Mr. Kronfeld is a general partner or manager of a general partner. The shares of Series B convertible preferred stock are, and the shares of Series C convertible preferred stock will be, convertible into common stock on a one-for-one basis. Mr. Kronfeld's address is JK&B Management, L.L.C., 205 North Michigan, Suite 808, Chicago, Illinois 60601.



(5) Includes options to purchase 7,200 shares which are presently exercisable or will become exercisable within 60 days after the date of this prospectus and 102,000 shares of common stock owned by various partnerships or corporations with respect to which Mr. Flynn is a general partner and/or controlling stockholder.


(6) Includes options to purchase 7,200 shares that are presently exercisable or will become exercisable within 60 days after the date of this prospectus.



(7) Excludes 4,111,112 shares of Series B convertible preferred stock owned by, and 892,857 shares of Series C convertible preferred stock subject to an agreement to purchase by, Providence Equity Partners III L.P. and its affiliates. Mr. Masiello and Mr. Salem disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the general partner of Providence Equity Partners III L.P.



(8) Includes options to purchase 94,200 shares owned by executive officers not named above which are presently exercisable or which will become exercisable within 60 days after the date of this prospectus.


SELLING STOCKHOLDERS

     The selling stockholders listed in the table below have agreed to sell the number of shares of common stock indicated opposite their respective names. The table sets forth information about common stock held of record by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of shares of common stock in this offering. Information with respect to ownership has been furnished by the respective selling stockholders. There is and has been no material relationship during our history between us or any affiliate of ours and any selling stockholder except as described in the footnotes appearing at the end of the following table.


                                                SHARES OWNED       SHARES       SHARES OWNED
                                                BEFORE THIS     SOLD IN THIS     AFTER THIS
SELLING STOCKHOLDER(1)                            OFFERING        OFFERING        OFFERING
----------------------                          ------------    ------------    ------------
Wellington Management Company, LLP............     18,870          18,870              --
FamCo Value Income Partners L.P...............     10,786          10,786              --
Pilgrim High Yield Fund.......................     10,178          10,178              --
DFG Corporation...............................      8,090           8,090              --
FamCo Income Partners L.P. ...................      6,741           6,741              --
FamCo Offshore Ltd. ..........................      5,393           5,393              --
ZPG Securities................................      1,348           1,348              --


---------------

(1) Each selling stockholder currently owns warrants to purchase the number of shares indicated.

                           DESCRIPTION OF SECURITIES

GENERAL -- CAPITAL STOCK


     The following description is a summary of the material terms of our capital stock. It is not a complete description of all of the terms of our capital stock. You should read this description of our capital stock as well as the Nevada Revised Statutes, our articles of incorporation, including the certificates of designation of our preferred stock, and our by-laws. Copies of our articles and by-laws have been filed as exhibits to the registration statement of which this prospectus is a part.



     Our authorized capital stock consists of 60,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share. As of December 27, 1999, 23,231,368 shares of common stock and 5,277,779 shares of Series B convertible preferred stock were outstanding and 3,463,815 shares of common stock were subject to outstanding options and warrants. As of December 27, 1999, there were approximately 180 holders of record of the common stock and five holders of record of the Series B convertible preferred stock. We have agreed to issue 1,250,000 shares of Series C convertible preferred stock to two of our significant stockholders and their affiliates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     If we issue preferred stock in the future, the preferred stock will have the rights, terms and preferences specified by our board of directors in a certificate filed with the Secretary of State of Nevada. As of the date of this prospectus, we have authorized the issuance of up to 5,278,000 shares of Series B convertible preferred stock and have agreed to authorize up to 1,250,000 shares of Series C convertible preferred stock with the voting, dividend, liquidation and conversion rights described below. The issuance of preferred stock by the board of directors in the future could adversely affect the rights of holders of our then outstanding capital stock. For example, an issuance of preferred stock could result in a class of securities outstanding with preferences over the common stock with respect to dividends and liquidations and/or a class of securities with voting rights equal to or greater than those of the common stock. We have no present plan to issue any additional series of preferred stock other than the Series C convertible preferred stock and Series D convertible preferred stock. See "-- Anti-Takeover Provisions of Articles of Incorporation."


SERIES B CONVERTIBLE PREFERRED STOCK


     The Series B convertible preferred stock has the following rights and preferences:



     Dividends accrued at the rate of 10% per year from their issuance on May 4, 1999, until November 21, 1999 and must be paid before any dividends may be paid on our common stock. Effective as of November 22, 1999, we elected to terminate the accrual of dividends since our common stock price per share exceeded $27.00 for 20 consecutive trading days. Except as described below, accrued dividends will be paid in common stock at the time the Series B convertible preferred stock is converted into common stock if the dividends have not been paid before that time.



     On any matter submitted to our stockholders, holders of shares of Series B convertible preferred stock will be treated as if they hold the number of shares of common stock into which their shares of Series B convertible preferred stock could be converted and will be allowed to vote those shares along with the holders of our common stock. In addition, the holders of shares of Series B convertible preferred stock will have the right to approve any action to:



     - issue preferred stock ranking equal or senior to the Series B convertible preferred stock;


     - dispose of assets in excess of a fixed dollar amount, merge or consolidate or sell our company;

     - liquidate our company;

     - alter the terms of the Series B convertible preferred stock;



     - pay dividends on common stock or other securities junior to the Series B convertible preferred stock other than dividends payable in common stock;


     - enter into transactions with our affiliates other than transactions covered by specified exceptions;

     - make acquisitions in excess of a fixed dollar amount;

     - incur additional debt in excess of fixed amounts;

     - make material changes to our business plan;

     - hire a chief executive officer;

     - organize subsidiaries or enter into joint ventures unless specified conditions are met; and


     - issue additional common stock that would result in an increase in the number of shares of common stock into which the Series B convertible preferred stock may be converted.



     If we were to take one of these restricted actions without the approval of the holders of the Series B convertible preferred stock, the holders of the Series B convertible preferred stock may have the right to require us to seek a sale of our company. To avoid having to sell our company if one of the restricted actions described above is not approved, we have the right to redeem the Series B convertible preferred stock at predetermined prices. If we elect not to redeem the Series B convertible preferred stock and the required sale of our company is not effected within six months, then the holders of the Series B convertible preferred stock, along with the holders of the Series C convertible preferred stock if they then have similar rights, would be entitled to elect a majority of our board of directors.



     The approval rights described above will terminate if fewer than 1,759,260 shares of Series B convertible preferred stock remain outstanding and the shares of Series B convertible preferred stock outstanding constitute less than 5% of the outstanding common stock assuming conversion of all outstanding shares of Series B convertible preferred stock. Based on the number of shares of common stock to be outstanding after this offering, 5% of the common stock would be approximately 1,650,000 shares.



     The holders of the Series B convertible preferred stock have approved the issuance of the Series C convertible preferred stock and Series D convertible preferred stock, each of which will rank equal to the Series B convertible preferred stock.



     The holders of the Series B convertible preferred stock have the right to representation on our board of directors as discussed below under "-- Series B and C Preferred Stock Board Representation."



     Upon our liquidation, the holders of the Series B convertible preferred stock are entitled to receive their liquidation amount on a pro rata basis with the holders of any series of preferred stock which ranks equally with the Series B convertible preferred stock and before any amounts may be paid to holders of our common stock or other junior securities. The liquidation amount will be the greater of (a) $9.00 per share plus accrued and unpaid dividends or (b) the amount the holders of Series B convertible preferred stock would have received if the Series B convertible preferred stock had been converted into common stock. The holders of the Series B convertible preferred stock have the right to elect that a sale of our company be treated as a liquidation for these purposes. If the liquidation or sale occurs before May 4, 2002, the accrued dividends will not be paid to the extent the holders of Series B convertible preferred stock will receive more than $22.50 per share.

     A holder of shares of Series B convertible preferred stock may convert those shares into common stock at any time. Initially, each share of Series B convertible preferred stock may be converted into one share of common stock. The number of shares of common stock into which each share of Series B convertible preferred stock can be converted may be adjusted as a result of stock splits, stock dividends and other issuances of additional stock.



     After the earlier of May 24, 2000 or the date on which the holders of Series B convertible preferred stock or Series C convertible preferred stock exercise their demand registration rights, which are discussed below, we have the right to require the conversion of the Series B convertible preferred stock if our common stock price exceeds $27.00 per share for 20 consecutive trading days. If we require conversion before May 4, 2002, no accrued dividends will be paid.



     The holders of Series B convertible preferred stock have the right to require us to redeem the Series B convertible preferred stock after May 4, 2005 or upon a sale of our company. The redemption price will be equal to the greater of:


     - $9.00 per share plus accrued and unpaid dividends; or


     - the value of the common stock into which the Series B convertible preferred stock is then convertible.



     If we fail to redeem all shares of Series B convertible preferred stock within six months of the date specified by the holders of the Series B convertible preferred stock, then the holders of the Series B convertible preferred stock, along with the holders of the Series C convertible preferred stock if they then have similar rights, will have the right to elect a majority of our board of directors.



     The purchasers of Series B convertible preferred stock have demand and piggyback registration rights.


SERIES C CONVERTIBLE PREFERRED STOCK


     The Series C convertible preferred stock after issuance, which is expected in December 1999, will have the following rights and preferences:



     Dividends will accrue at the rate of 10% per year, are cumulative and must be paid before any dividends may be paid on our common stock. Except as described below, accrued dividends will be paid in common stock at the time the Series C convertible preferred stock is converted into common stock if the dividends have not been paid before that time.



     On any matter submitted to our stockholders, holders of shares of Series C convertible preferred stock will be treated as if they hold the number of shares of common stock into which their shares of Series C convertible preferred stock could be converted and will be allowed to vote those shares along with the holders of our common stock. In addition, the holders of shares of Series C convertible preferred stock will have the right to approve any action to:



     - issue preferred stock ranking equal or senior to the Series C convertible preferred stock;


     - dispose of assets in excess of a fixed dollar amount, merge or consolidate or sell our company;

     - liquidate our company;


     - alter the terms of the Series C convertible preferred stock;



     - pay dividends on common stock or other securities junior to the Series C convertible preferred stock other than dividends payable in common stock;


     - enter into transactions with our affiliates other than transactions covered by specified exceptions;

     - make acquisitions in excess of a fixed dollar amount;

     - incur additional debt in excess of fixed amounts;

     - make material changes to our business plan;


     - hire a chief executive officer;



     - organize subsidiaries or enter into joint ventures unless specified conditions are met; and



     - issue additional common stock that would result in an increase in the number of shares of common stock into which the Series C convertible preferred stock may be converted.



     If we were to take one of these restricted actions without the approval of the holders of the Series C convertible preferred stock, the holders of the Series C convertible preferred stock may have the right to require us to seek a sale of our company. To avoid having to sell our company if one of the restricted actions described above is not approved, we have the right to redeem the Series C convertible preferred stock at predetermined prices. If we elect not to redeem the Series C convertible preferred stock and the required sale of our company is not effected within six months, then the holders of the Series C convertible preferred stock, along with the holders of the Series B convertible preferred stock if they then have similar rights, would be entitled to elect a majority of our board of directors.



     The approval rights described above will terminate if fewer than 416,667 shares of Series C convertible preferred stock remain outstanding.



     Concurrently with the issuance of the Series C convertible preferred stock, the purchasers of the Series C convertible preferred stock will consent to the issuance of the Series D convertible preferred stock, which will rank equally with the Series B convertible preferred stock and Series C convertible preferred stock.



     The holders of the Series C convertible preferred stock have the right to representation on our board of directors as discussed below under "-- Series B and C Preferred Stock Board Representation."



     Upon our liquidation, the holders of the Series C convertible preferred stock are entitled to receive their liquidation amount on a pro rata basis with the holders of any series of preferred stock which ranks equally with the Series C convertible preferred stock and before any amounts may be paid to holders of our common stock or other junior securities. The liquidation amount will be the greater of (a) $28.00 per share plus the greater of $2.80 per share or the accrued and unpaid dividends or (b) the amount the holders of Series C convertible preferred stock would have received if the Series C convertible preferred stock had been converted into common stock. The holders of the Series C convertible preferred stock have the right to elect that a sale of our company be treated as a liquidation for these purposes. If the liquidation or sale occurs before 30 months after issuance, the accrued dividends will not be paid to the extent the holders of Series C convertible preferred stock will receive more than $58.80 per share.



     A holder of shares of Series C convertible preferred stock may convert those shares into common stock at any time. Initially, each share of Series C convertible preferred stock may be converted into one share of common stock. The number of shares of common stock into which each share of Series C convertible preferred stock can be converted may be adjusted as a result of stock splits, stock dividends and other issuances of additional stock.



     After the earlier of 386 days after the issuance of the Series C convertible preferred stock or the date on which the holders of Series B convertible preferred stock or Series C convertible preferred stock exercise their demand registration rights, which are discussed below, we have the right to require the conversion of the Series C convertible preferred stock if our common stock price exceeds

$56.00 per share for 20 consecutive trading days. If we require conversion within 30 months after issuance, no accrued dividends in excess of $2.80 per share will be paid.


     The holders of Series C convertible preferred stock have the right to require us to redeem the Series C convertible preferred stock after six years after issuance or upon a sale of our company. The redemption price will be equal to the greater of:


     - $28.00 per share plus the greater of $2.80 per share or accrued and unpaid dividends; or


     - the value of the common stock into which the Series C convertible preferred stock is then convertible.



     If we fail to redeem all shares of Series C convertible preferred stock within six months of the date specified by the holders of the Series C convertible preferred stock, then the holders of the Series C convertible preferred stock (along with the holders of the Series B convertible preferred stock if they then have similar rights) will have the right to elect a majority of our board of directors.



     The purchasers of Series C convertible preferred stock have demand and piggyback registration rights.


SERIES B AND C PREFERRED STOCK BOARD REPRESENTATION


     The purchasers of the Series B convertible preferred stock and Series C convertible preferred stock have the right to nominate two or more directors depending on the size of our board of directors and the percentage of our stock represented by the purchasers' Series B convertible preferred stock, Series C convertible preferred stock and common stock received upon conversion of the Series B convertible preferred stock or Series C convertible preferred stock. The purchasers of the Series B convertible preferred stock and Series C convertible preferred stock also have the right to have one of their board representatives serve on each committee of our board of directors and on the board of each of our subsidiaries. After the issuance of the Series C convertible preferred stock, the holders of the Series B convertible preferred stock and Series C convertible preferred stock will be entitled to nominate two directors. Paul J. Salem and Mark J. Masiello have been elected to the board of directors after being designated by the holders of Series B convertible preferred stock and those entities which have agreed to purchase the Series C convertible preferred stock.



     The right to nominate directors will terminate if fewer than 1,759,260 shares of Series B convertible preferred stock remain outstanding, fewer than 416,667 shares of Series C convertible preferred stock remain outstanding and the shares of Series B convertible preferred stock, Series C convertible preferred stock and common stock issued upon conversion of the Series B convertible preferred stock or Series C convertible preferred stock constitute less than 5% of the outstanding common stock assuming conversion of all outstanding shares of Series B convertible preferred stock and Series C convertible preferred stock.


SERIES D CONVERTIBLE PREFERRED STOCK


     For a description of the terms of the Series D convertible preferred stock, see "Description of Series D Convertible Preferred Stock."


OUTSTANDING WARRANTS


     As of December 27, 1999, there are outstanding warrants to purchase approximately 285,815 shares of common stock. These warrants were originally issued in September 1997 to purchasers of units consisting of our senior secured notes and the warrants. Each holder of a warrant may purchase shares of common stock at a price of $.02 per share at any time on or before October 1, 2004.

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering and the concurrent offering, we will have outstanding 27,669,962 shares of common stock. The estimated 4,438,594 shares of
common stock and the estimated        shares which may be issued upon conversion
of the Series D convertible preferred stock to be sold in this offering and the concurrent offering, any additional shares sold upon exercise of the over-allotment option granted to the underwriters, any shares of common stock which may be issued as dividends on our Series D convertible preferred stock, the 9,612,695 shares sold in our prior public offerings, approximately 337,720 shares issued upon exercise of stock options and any common stock issued on future stock option exercises will be freely tradable without restriction or further registration under the Securities Act unless those shares are held by our "affiliates" as defined by the Securities Act.



     The remaining 13,280,953 shares of our common stock, plus 6,527,779 shares of common stock which may be issued upon conversion of the Series B convertible preferred stock and Series C convertible preferred stock, are "restricted securities" under the Securities Act because they were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted securities may not be sold except in compliance with the registration requirements of the Securities Act or under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. After sale under Rule 144 under the Securities Act, these shares will be freely tradable without restriction or registration under the Securities Act. Substantially all of our restricted securities, other than the 6,527,779 shares of common stock which may be issued upon conversion of the Series B convertible preferred stock and Series C convertible preferred stock, currently qualify for sale under Rule 144.



     The holders of:



     - approximately 7,874,505 shares of our common stock;



     - 5,277,779 shares of the Series B convertible preferred stock;



     - warrants to purchase approximately 285,815 shares of common stock, excluding holders including those shares for sale in this offering; and



     - the rights to acquire the 1,250,000 shares of Series C convertible preferred stock to be issued by us have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for the shares offered by this prospectus. See "Underwriting." After the 90 day period, all of these securities other than the 5,277,779 shares of the Series B convertible preferred stock and 1,250,000 shares of Series C convertible preferred stock will be eligible for sale in the public market upon compliance with Rule 144 under the Securities Act.


     Sales of a substantial amount of common stock in the public market, or the perception that sales could occur, could reduce the price of our stock.

REGISTRATION RIGHTS OF SECURITY HOLDERS


     The holders of the 5,277,779 shares of our outstanding Series B convertible preferred stock, the holders of the 1,250,000 shares of Series C convertible preferred stock to be issued, the holders of approximately 684,691 shares of common stock that have been or may be acquired upon exercise of the warrants and the holders of 2,634,480 shares of common stock received upon conversion of the Series A convertible preferred stock upon our initial public offering have the right to demand that their common stock be registered with the SEC.

     The holders of the 5,277,779 shares of our outstanding Series B convertible preferred stock, the holders of the 1,250,000 shares of Series C convertible preferred stock to be issued, the holders of approximately 684,691 shares of common stock that have been or may be acquired upon exercise of the warrants and the holders of an additional 2,661,481 shares of common stock have piggyback registration rights under agreements with us. Some of these holders have elected to include shares in this offering.


FUTURE SALE OF STOCK TO EMPLOYEES

     We plan to seek to attract and retain employees in part by offering stock options and other purchase rights for a significant number of our shares of common stock. These plans may dilute the percentage of ownership of our then existing stockholders.

CONTROL SHARE ACQUISITIONS


     Sections 78.3791 through 78.3793 of the Nevada Revised Statutes generally apply to any acquisition of outstanding voting securities of an issuing corporation which results in the acquiror owning more than 20% of the issuing corporation's then outstanding voting securities. An issuing corporation is any Nevada corporation with at least 200 stockholders, at least 100 of which are stockholders of record and Nevada residents, and which conducts business in Nevada.



     The securities acquired in a covered acquisition are denied voting rights unless a majority of the security holders of the issuing corporation approve the granting of voting rights. If permitted by the issuing corporation's articles of incorporation or by-laws then in effect, voting securities acquired in the covered acquisition are redeemable by the issuing corporation at the average price paid for the securities by the acquiror if the acquiring person has not given timely notice to the issuing corporation or if the stockholders of the issuing corporation vote not to grant voting rights to the acquiring person's securities.



     Unless the issuing corporation's articles of incorporation or by-laws then in effect provide otherwise, if the acquiring person acquired securities having 50% or more of the voting power of the issuing corporation's outstanding securities and the stockholders of the issuing corporation grant voting rights to the acquiring person, then any stockholders of the issuing corporation who voted against granting voting rights to the acquiring person may demand that the issuing corporation purchase, for fair value, all or any portion of his securities.



     Our articles of incorporation and by-laws do not limit the effect of these provisions.


TRANSFER AGENT


     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.


LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS


     The right of the stockholders to sue any director for misconduct in conducting our affairs is limited by our articles of incorporation and Nevada statutes to cases for damages resulting from breaches of fiduciary duties involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not grounds for suit. The statute does not limit the liability of directors or officers for monetary damages under the federal securities laws.



     We also have the obligation, under our by-laws, to indemnify any director or officer of ours for expenses incurred in connection with any legal action brought or threatened which relates to any action or omission alleged to have been committed while acting in the scope of the person's duties.

This indemnification is to be provided only if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to our best interests. With respect to criminal actions, the indemnification is to be provided only if the person had no reasonable cause to believe the person's conduct was unlawful.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or other controlling persons under the foregoing provisions, we have been informed that in the opinion of the SEC indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ANTI-TAKEOVER PROVISIONS OF ARTICLES OF INCORPORATION


     Our articles of incorporation authorize our board of directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more designated series or classes. As of December 27, 1999, 5,278,000 shares of preferred stock have been designated as Series B convertible preferred stock, 5,277,779 shares of Series B convertible preferred stock were outstanding and we have agreed to authorize and issue 1,250,000 shares of Series C convertible preferred stock. We may also issue up to 3,450,000 shares of Series D convertible preferred stock in the concurrent offering. We previously issued 6,571,427 shares of Series A convertible preferred stock which reverted to authorized but unissued shares of preferred stock when we closed our initial public offering of common stock. Our board of directors, without approval of the stockholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation and other provisions of a particular series of preferred stock, which could, among other things, adversely affect the voting power or other rights of the holders of common stock and, under some circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company. Our board of directors has no present intention to authorize the issuance of any additional series of preferred stock other than the Series C convertible preferred stock and the Series D convertible preferred stock being offered concurrently with this offering.


BOARD OF DIRECTORS


     Our by-laws provide that our board of directors is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Because only one class of directors stands for election or re-election each year, classifying our board of directors prevents persons seeking to acquire control of our company from electing more than a minority of directors in any year, thereby delaying, deferring or preventing a change in control. Our by-laws provide that our board of directors shall consist of between three and nine members, with the exact number to be determined from time to time by our board of directors. Our board of directors currently consists of eight directors and, as a result, the size of each class is two or three.


STOCKHOLDER ACTION AND SPECIAL MEETINGS


     Our by-laws provide that:


     - all action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and


     - the number of directors is set by resolution of our board of directors.



These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. Our by-laws provide that special meetings of stockholders may be called by the board of directors, the chairman of the board, the president or the holders of at least a majority of the shares of our common stock issued and outstanding and entitled to vote.


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

            DESCRIPTION OF THE SERIES D CONVERTIBLE PREFERRED STOCK


     The following is a summary of the material provisions of the certificate of designation and the Series D convertible preferred stock. Copies of the certificate of designation and the form of Series D convertible preferred stock share certificate are available upon request at our address set forth under "Where You Can Find More Information." This summary is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the certificate of designation. The definitions of capitalized terms used in the following summary that are not defined herein are defined in the certificate of designation.


GENERAL


     At the consummation of this offering, we will issue 3,000,000 shares of our % Series D Cumulative Convertible Preferred Stock, $0.001 par value per share. When issued, the Series D convertible preferred stock will be validly issued, fully paid and nonassessable. The holders of the Series D convertible preferred stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or any other of our securities of any class. We have applied to have the Series D convertible preferred stock approved for listing on the Nasdaq National Market.


RANKING


     The Series D convertible preferred stock will, with respect to dividend rights and rights on liquidation, dissolution or winding-up, rank:



     - junior to all our existing and future debt obligations;



     - junior to "Senior Stock," which is each class of our capital stock or series of preferred stock established after the Series D convertible preferred stock by our board of directors that has terms which expressly provide that the class or series will rank senior to the Series D convertible preferred stock;



     - on a parity with "Parity Stock," which is our Series B convertible preferred stock and Series C convertible preferred stock and each class of capital stock or series of preferred stock established after the Series D convertible preferred stock by our board of directors that has terms which expressly provide that the class or series will rank on a parity with the Series D convertible preferred stock; and



     - senior to "Junior Stock," which is our common stock and any other class of our capital stock established after the Series D convertible preferred stock by our board of directors whose terms do not expressly provide that the class or series ranks senior to, or on a parity with, our Series D convertible preferred stock.



     While any shares of Series D convertible preferred stock are outstanding, we may not authorize, create or increase the authorized amount of any class or series of capital stock that ranks senior to the Series D convertible preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up without the consent of the holders of at least 66 2/3% of the outstanding shares of Series D convertible preferred stock. We may, however, without the consent of any holder of Series D convertible preferred stock, create additional classes of common stock, increase the authorized number of shares of preferred stock or issue series of preferred stock that ranks on a parity with, or junior to, the Series D convertible preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding-up. See "-- Voting Rights."


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

DIVIDENDS


     Subject to the rights of any holders of Senior Stock and Parity Stock, holders of shares of Series D convertible preferred stock will be entitled to receive, when, as and if declared by our board of directors out of our funds which are legally available for payment, cumulative dividends at the annual rate
of      % of the liquidation preference of $50 per share of Series D convertible
preferred stock. This is equivalent to $     per share annually.



     Dividends on the Series D convertible preferred stock will be payable
quarterly on                ,                ,                and
               of each year commencing        , 2000. Dividends will accrue from
the most recent date as to which dividends have been paid or, if no dividends have been paid, from the date of the original issuance of the Series D convertible preferred stock. Each dividend will be payable to holders of record as they appear on our stock records at the close of business on the record date next preceding the quarterly dividend payment date. Each record date will be established by our board of directors and will be not more than 60 days nor less than 15 days before the respective quarterly dividend payment date.



     Dividends will be cumulative from the quarterly dividend payment date, whether or not in any dividend period or periods we have funds legally available for the payment of dividends. Accumulations of dividends on shares of Series D convertible preferred stock will not bear interest. Dividends payable on the Series D convertible preferred stock for any period greater or less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.



     At our option, any dividend on the Series D convertible preferred stock will be payable:



     - in cash, or



     - in shares of our common stock.



     If we pay dividends in shares of common stock, the number of shares of common stock to be issued on each dividend payment date will be determined by dividing the total dividend to be paid on all of the outstanding shares of Series D convertible preferred stock by the product of (x) 95% and (y) the average of the daily closing prices of the common stock for the five consecutive trading days ending on and including the fourth trading day before the dividend payment date.



     The transfer agent is authorized and directed in the certificate of designation to:



     - aggregate any fractional shares of common stock that are distributable as dividends;



     - sell them at the best available price; and



     - distribute the proceeds to the holders of the Series D convertible preferred stock in proportion to their respective interests.



     We will pay the expenses of the transfer agent with respect to any sale of the aggregated fractional shares, including brokerage commissions. If the sale by the transfer agent of the aggregated fractional interests would be restricted, we will agree with the transfer agent on other appropriate arrangements for the cash realization of fractional interests.



     All shares of common stock distributed on the related dividend payment date in payment of dividends on the Series D convertible preferred stock will be freely transferable without restriction under the Securities Act.



     We will not declare or pay, or set apart any sum for the payment of dividends on any outstanding share of the Series D convertible preferred stock for any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of the dividend, on all outstanding shares of Series D convertible preferred stock.



     We will not:



          (1) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock; or



          (2) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise; unless:



             (a) all accrued and unpaid dividends with respect to the Series D convertible preferred stock at the time these actions are taken have been paid or funds have been set apart for payment of these dividends; and



             (b) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series D convertible preferred stock.



     We will not declare or pay any dividend on any Parity Stock unless full cumulative dividends have been paid on the Series D convertible preferred stock for all prior dividend periods unless the dividend declared on any Parity Stock is declared ratably in proportion to accrued and unpaid dividends on the Series D convertible preferred stock and the Parity Stock.



     Notwithstanding anything herein to the contrary, we may:



     - declare and pay dividends on Parity Stock which are payable solely in shares of Parity Stock or Junior Stock;



     - declare and pay dividends on Junior Stock which are payable solely in shares of Junior Stock;



     - declare and pay dividends on Parity Stock or Junior Stock by increasing the liquidation value of the Parity Stock or Junior Stock, as applicable;



     - repurchase, redeem or otherwise acquire Junior Stock in exchange for Junior Stock; or



     - repurchase, redeem or otherwise acquire Parity Stock in exchange for Parity Stock or Junior Stock.



     For the foreseeable future, we intend to pay all dividends on the Series D convertible preferred stock in shares of our common stock, other than cash paid instead of fractional shares. If, in the future, we were to consider paying cash dividends on the Series D convertible preferred stock we would have to comply with the restrictions contained in our debt indenture and the terms of our outstanding series of preferred stock. See "Risk Factors--Our debt covenants and preferred stock could limit how we conduct our business and our ability to raise additional funds."


REDEMPTION

  Mandatory Redemption


     On                , 2012, subject to legal availability of funds, we will
be required to redeem all of the outstanding shares of the Series D convertible preferred stock at a redemption price, payable in cash, equal to the liquidation preference plus accumulated and unpaid dividends, if any, whether or not declared, to the date of redemption. We will not be required to make sinking fund payments with respect to the Series D convertible preferred stock. The certificate of designation for the Series D convertible preferred stock will provide that we will take all actions required or permitted under Nevada law to permit the redemption.

  Provisional Redemption


     On or after                , 2002 but before                , 2003, if the
closing price of our common stock equals or exceeds 150% of the Conversion Price for at least 20 trading days within any 30 trading day period, we may redeem Series D convertible preferred stock (a "Provisional Redemption"). If we redeem
the Series D convertible preferred stock, the redemption price will be      % of
the liquidation preference, plus accumulated and unpaid dividends, if any, whether or not declared, to the redemption date (the "Provisional Redemption Date").



     If we undertake a Provisional Redemption, the holders of shares of Series D convertible preferred stock called for redemption also will receive an "additional payment" in an amount equal to the present value of the dividends that would have been payable on the Series D convertible preferred stock for the
period from the Provisional Redemption Date to                , 2003. The
present value will be calculated using a formula set forth in the certificate of designation.



     We may pay the redemption price, including any additional payment, at our option, in cash, in shares of common stock or a combination thereof. However, we may not pay in common stock unless we satisfy conditions specified in the certificate of designation before the Provisional Redemption Date.



     We will notify the holders of Series D convertible preferred stock not less than 30 nor more than 60 days before any Provisional Redemption Date.


LIQUIDATION PREFERENCE


     Upon our voluntary or involuntary liquidation, dissolution or winding-up, and subject to the rights of our creditors and holders of Senior Stock and Parity Stock, each holder of Series D convertible preferred stock will be entitled to be paid, out of our assets available for distribution to stockholders, an amount equal to the liquidation preference of $50 per share of Series D convertible preferred stock held by the holder, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up, before any distribution is made on any Junior Stock, including our common stock. If, upon our voluntary or involuntary liquidation, dissolution or winding-up, there are not sufficient assets to pay the amounts payable with respect to the Series D convertible preferred stock and all other Parity Stock in full, all accumulated and unpaid dividends on the Series D convertible preferred stock and all Parity Stock will be paid in full and then the holders of the Series D convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the other respective amounts to which they are entitled. After payment of the full amount of the liquidation preference of the Series D convertible preferred stock and any accrued and unpaid dividends, the holders of shares of Series D convertible preferred stock will not be entitled to any further participation in any distribution of our assets.



     Neither the sale, conveyance, exchange or transfer, whether for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor our consolidation or merger with or into, one or more entities will be deemed to be a liquidation, dissolution or winding-up.



     The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series D convertible preferred stock even though it is substantially in excess of the par value thereof.


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

VOTING RIGHTS


     The holders of Series D convertible preferred stock have no voting rights, except as otherwise required under Nevada law or as provided in the certificate of designation.



     If:



          (1) dividends on the Series D convertible preferred stock are in arrears and unpaid for six or more dividend periods, whether or not consecutive;



          (2) we fail to redeem all of the Series D convertible preferred stock in cash on the Mandatory Redemption Date; or



          (3) we fail to offer to repurchase or, if the offer to repurchase is accepted, to repurchase shares of Series D convertible preferred stock if a Non-Stock Change of Control occurs (each a "Voting Rights Triggering Event");



then the holders of the outstanding shares of Series D convertible preferred stock, voting separately and as a class together with the holders of any Parity Stock upon which like rights have been conferred and are exercisable, will be entitled to elect to serve on our board of directors the lesser of:



     (a) two additional members to the board of directors, or



     (b) that number of directors constituting at least 25% of the members of the board of directors,



and the number of members of the board of directors will be immediately and automatically increased by that number. The voting rights of the Series D convertible preferred stock will continue until all Voting Rights Triggering Events are cured or waived, at which time the term of any directors elected pursuant to the provisions of this paragraph will terminate and the number of directors constituting the board of directors will be immediately and automatically decreased by that number.



     Without the approval of the holders of at least 66 2/3% of the then outstanding shares of Series D convertible preferred stock, we may not amend the Change of Control provisions of the Series D convertible preferred stock.



     Without the approval of the holders of at least a majority of the then outstanding shares of Series D convertible preferred stock, we may not:



     - amend the certificate of designation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the Series D convertible preferred stock;



     - authorize the issuance of any additional shares of Series D convertible preferred stock; or



     - waive any Voting Rights Triggering Event or compliance with any provision of the Series D convertible preferred stock.



     Except as expressly set forth above,



          (1) the creation, authorization or issuance of any shares of Junior Stock or Parity Stock, including the designation of a series thereof within the existing class of preferred stock, or



          (2) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock,



will not require the consent of the holders of Series D convertible preferred stock and will not be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of Series D convertible preferred stock.

CONVERSION RIGHTS


     Shares of Series D convertible preferred stock will be convertible, in whole or in part, at any time after the issue date, at the option of the holders thereof, into shares of common stock initially at the conversion price of
$       per share, subject to adjustment as described below ("Conversion
Price"). The right to convert shares of Series D convertible preferred stock called for redemption will terminate at the close of business on the relevant redemption date.



     Conversion of shares of Series D convertible preferred stock, or a specified portion thereof, may be effected by delivering certificates evidencing the shares being converted, together with written notice of conversion and a proper assignment of the certificates to us or in blank, to the office or agency to be maintained by us for that purpose. Initially, Continental Stock Transfer & Trust Company will maintain that office for us.



     Each conversion will be deemed to have been effected immediately before the close of business on the date on which the certificates for shares of Series D convertible preferred stock have been surrendered to, and, if applicable, payment of an amount equal to the dividends payable on the shares received by, us. We will issue a certificate evidencing the common stock distributed upon conversion as soon as reasonably practical after the conversion date.


     All shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act.


     Holders of shares of Series D convertible preferred stock at the close of business on a record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of the shares following the record date and before the dividend payment date. However, shares of Series D convertible preferred stock surrendered for conversion during the period between the close of business on any record date and the opening of business on the corresponding payment date, must be accompanied by payment of an amount equal to the dividend payable on the shares on the dividend payment date unless the shares are converted after the issuance of a notice of redemption with respect to a redemption date during the period between the record date and the dividend payment date. A holder of shares of Series D convertible preferred stock on a record date who tenders the shares for conversion on the dividend payment date will receive the dividend payable on the dividend payment date and the converting holder need not include payment of the amount of the dividend upon surrender of the shares for conversion. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares.



     Fractional shares of common stock will not be issued upon conversion but, instead, we will pay a cash adjustment based on the closing price of the common stock on the business day before the conversion date.


     The Conversion Price is subject to adjustment upon certain events, including:


          (1) any redemption payment or payment of a dividend or other distribution payable in shares of common stock to all holders of any class of our capital stock, other than the issuance of shares of common stock in connection with the payment:



             (a) in redemption for, of dividends on or on the conversion of the Series D convertible preferred stock,



             (b) in redemption for, of dividends on or on the conversion of the Series B preferred stock or Series C preferred stock, in accordance with the terms thereof as in effect on the issue date of the Series D convertible preferred stock, or

             (c) to all holders of the Series D convertible preferred stock based on the number of shares of common stock into which the Series D convertible preferred stock is then convertible;



          (2) any issuance to all holders of shares of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of our common stock at less than market value as of the date of conversion or exchange; provided no adjustment will be made if the holder of shares of the Series D convertible preferred stock would be entitled to receive the rights, options or warrants upon conversion of the Series D convertible preferred stock into common stock and, provided further, if the rights, options or warrants are only exercisable if certain triggering events occur, then the Conversion Price will not be adjusted until the triggering events occur;


          (3) any subdivision, combination or reclassification of common stock;


          (4) any distribution to all holders of our common stock consisting exclusively of cash that, when aggregated with:



             (a) all other cash distributions made within the then preceding 12 months in respect of which no adjustment has been made, and



             (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock concluded within the then preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization, after excluding any cash distributed in a transaction involving:



                (x) our merger or consolidation,



                (y) the sale or transfer to another corporation of substantially all of our assets, or



                (z) any statutory exchange of securities with another corporation, in which no adjustment to the Conversion Price is made pursuant to the last paragraph under the caption Conversion Rights;



          (5) the completion of a tender or exchange offer by us or any of our subsidiaries for shares of our common stock that involves an aggregate consideration that, together with:



             (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of our common stock expiring within the then preceding 12 months in respect of which no adjustment has been made, and



             (b) the aggregate amount of any cash distributions referred to in clause 4 above to all holders of shares of our common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization immediately before the expiration of the tender offer where the tender offer price or exchange offer price per share of our common stock is less than the closing price per share of our common stock on the date after the tender offer or exchange offer expires; or



          (6) a distribution to all holders of our common stock of evidences of indebtedness, shares of capital stock other than our common stock or assets, including securities, but excluding those dividends and those issuances of rights, options, warrants and other distributions for which an adjustment to the Conversion Price as referred to above is applicable.

     No adjustment of the Conversion Price will be required to be made:


        - until cumulative adjustments amount to one percent of the Conversion Price, or



        - with respect to rights, options or warrants issued pursuant to certain of our employee benefit plans.



     We also may from time to time decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during the period. We will give at least 15 days' notice of any such decrease. In addition, we will be permitted to reduce the Conversion Price in order to make any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock not taxable to the recipients. If we elect to reduce the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations, if and to the extent they are applicable.



     If at any time we distribute property to our stockholders and the distribution would be taxable as a dividend for federal income tax purposes and, pursuant to the antidilution provisions described above or under the caption
"-- Change of Control," the Conversion Price of the Series D convertible preferred stock is reduced, the reduction may be deemed to be the receipt of taxable income by holders of the Series D convertible preferred stock.



     If we distribute rights, options or warrants, other than those referred to in clause 2 above, to all holders of common stock, so long as the rights, options or warrants have not expired or been redeemed, the holder of any shares of Series D convertible preferred stock surrendered for conversion will be entitled to receive a number of rights, options or warrants equal to:



          (1) for each share of common stock issued upon conversion of the Series D convertible preferred stock, the number of rights, options or warrants which a holder of a share of common stock is then entitled, if the conversion occurs on or before the distribution of separate certificates evidencing the rights, options or warrants, and



          (2) the number of rights, options or warrants which the holder of Series D Convertible Preferred Stock would have received had the holder converted the Series D convertible preferred stock into common stock immediately before the distribution of certificates, if the conversion occurs after the distribution of certificates evidencing the rights, options or warrants.



     Except as stated above or under the caption "-- Change of Control," the Conversion Price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.


     In case of:


          (1) our merger or consolidation;



          (2) any sale or transfer to another corporation of our property as an entirety or substantially as an entirety; or



          (3) any statutory exchange of securities with another corporation, other than in connection with a merger or acquisition (each of the above, an "Exchange Event");



there will be no adjustment of the Conversion Price unless the Exchange Event causes a Common Stock Change of Control (as defined under the caption "-- Change of Control").



     Upon the occurrence of an Exchange Event, other than a merger or consolidation in which:



          (1) we are the continuing corporation, and


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


          (2) the common stock outstanding immediately before the merger or consolidation is not exchanged for cash, securities or other property of another corporation,



and subject to any adjustment to the Conversion Price if the Exchange Event causes a Common Stock Change of Control, each share of the then outstanding Series D convertible preferred stock will, without the consent of the holder, become convertible only into the kind and amount of securities, cash or other property receivable upon the Exchange Event by a holder of the number of shares of common stock into which the Series D convertible preferred stock was convertible immediately before the Exchange Event, assuming the holder of common stock failed to exercise any rights of election as to the kind or amount of securities, cash or other property receivable upon the Exchange Event.



     In the case of a cash merger of us into another company or any other cash transaction of the type mentioned above, the effect of these provisions would be that after the transaction each share of Series D convertible preferred stock would be convertible at the Conversion Price then in effect into the amount of cash a holder of a share of Series D convertible preferred stock would have been entitled to receive had the share of Series D convertible preferred stock been converted into common stock immediately before the effective date of the cash merger or transaction. Depending upon the terms of the cash merger or transaction, this amount could be more or less than the liquidation preference of the Series D convertible preferred stock.


EXPIRATION OF CONVERSION RIGHTS


     On or after           , 2003, we may, at our option, cancel the conversion
rights of the Series D convertible preferred stock. We may exercise this option if the closing price of our common stock equals or exceeds 140% of the Conversion Price for at least 20 trading days within any 30 trading day period. In order for us to exercise this option, we must issue a press release for publication on the Dow Jones News Service, or a comparable news service, before the opening of business on the second trading day after any period in which the condition in the preceding sentence has been met. The press release will announce that we are canceling the conversion rights of the Series D convertible preferred stock and the date the conversion rights will expire. The press release will also provide the Conversion Price and the closing price of our common stock, each as of the close of business of the previous day.



     We must notify the holders of the Series D convertible preferred stock of the expiration of their conversion rights by first-class mail not more than four business days after we issue the press release. We will select the date upon which the conversion rights will expire, which date will be not less than 30 nor more than 60 days after the date we issue the press release. The conversion rights will terminate at the close of business on the expiration date.


CHANGE OF CONTROL


  Definitions



     A "Change in Control" shall be deemed to have occurred at the time of:



          (1) the sale, lease, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all our assets to any "person," as that term is used in Section 13(d)(3) of the Exchange Act;



          (2) the adoption of a plan relating to our liquidation, dissolution or winding-up;



          (3) the closing of any transaction, including any merger or consolidation, as a result of which any "person" (as defined above) other than any Permitted Holder becomes the beneficial owner (as that term is defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that a person will be deemed to have beneficial ownership of all shares the person has the right to acquire whether the right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of our voting stock; or



          (4) the first day on which a majority of the members of our board of directors are not Continuing Directors, as defined in the certificate of designation.



     "Permitted Holders" means:



          (1) Providence Equity Partners Inc., JK&B Capital, L.P. or any of their affiliates;



          (2) any of Maurice J. Gallagher, Jr., Timothy P. Flynn, Rolla P. Huff or their respective spouses or lineal descendants and their respective spouses (collectively, the "Individual Family Holders") whether acting in their own name or as a majority of persons having the power to exercise the voting rights attached to, or having investment power over, shares held by others;



          (3) any affiliate of any member of the Individual Family Holders;



          (4) any trust principally for the benefit of one or more members of the Individual Family Holders, whether or not any member of the Individual Family Holders is a trustee of the trust; and



          (5) any charitable foundation whose majority of members, trustees or directors, as the case may be, are persons referred to in (2) above.



     The term "Common Stock Change in Control" means any Change in Control in which more than 50% of the value of the consideration received by holders of our common stock, as determined in good faith by our board of directors, consists of common stock of another company that for each of the 10 consecutive trading days ending on and including the record date of the transaction resulting in the Change of Control has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market; provided a Change in Control will not be a Common Stock Change in Control unless either:



          (1) we continue to exist after the occurrence of the Change in Control and the outstanding shares of Series D convertible preferred stock continue to exist as outstanding shares of Series D convertible preferred stock; or



          (2) not later than the occurrence of the Change in Control, the outstanding shares of Series D convertible preferred stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to our business, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Series D convertible preferred stock.


     The term "Non-Stock Change in Control" means any Change in Control other than a Common Stock Change in Control.


  Non-Stock Change of Control



     If a Non-Stock Change of Control occurs, each holder of Series D convertible preferred stock will have the right, at the holder's option, to require us to repurchase all of its shares of Series D convertible preferred stock. Within 30 days after the occurrence of a Non-Stock Change of Control, we are obligated to give to all holders of shares of Series D convertible preferred stock notice (the "Company Notice") of the occurrence of the Non-Stock Change of Control and of the repurchase right arising as a result thereof. We must also deliver a copy of the Company Notice to our transfer agent.

     The Company Notice will specify:



     - the date, which must be no earlier than 30 nor later than 60 days after the date of the notice, on which we will repurchase any validly tendered shares of Series D convertible preferred stock (the "Repurchase Date"); and



     - that any validly tendered shares will be repurchased at a price equal to 100% of the liquidation preference of the Series D convertible preferred stock, together with accumulated and unpaid dividends, if any, whether or not declared, to the Repurchase Date (the "Repurchase Price").



     We may, at our option, instead of paying the Repurchase Price in cash, pay the Repurchase Price in common stock valued at 95% of the average of the daily closing prices of the common stock for the five trading days immediately preceding and including the third day before the Repurchase Date; provided that we may not pay in common stock unless we satisfy conditions specified in the certificate of designation prior to the Repurchase Date.



     To exercise the repurchase right, a holder of shares of Series D convertible preferred stock must deliver, on or before the 30(th) day after the date of the Company Notice, written notice to the transfer agent of the holder's exercise of the repurchase right, together with the shares of Series D convertible preferred stock with respect to which the right is being exercised.



  Common Stock Change of Control



     If a Common Stock Change in Control occurs, each share of the Series D convertible preferred stock will be convertible solely into common stock of the kind received by holders of our common stock as the result of the Common Stock Change in Control and the Conversion Price in effect will be adjusted immediately after the Change in Control as described below.



     If:



          (1) a Common Stock Change in Control occurs;



          (2) 100% of the consideration received by a holder of our common stock is common stock of the successor, acquiror or other third party, with cash, if any, being paid only with respect to any fractional interests resulting from the Common Stock Change in Control; and



          (3) all our common stock is exchanged for, converted into, or acquired for, common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party;



then, the Conversion Price will be adjusted by multiplying the Conversion Price by a fraction, of which the numerator will be one and the denominator will be the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of our common stock as a result of the Common Stock Change in Control.



     If a Common Stock Change of Control occurs and all the conditions listed in the previous paragraph are not met, the Conversion Price will be adjusted by multiplying the Conversion Price by a fraction, of which the numerator will be the Purchaser Stock Price and the denominator will be the average of the closing prices for our common stock during the 10 trading days ending on and including the record date for determining the holders of common stock entitled to receive cash, securities, property or other assets in connection with the Common Stock Change in Control, as adjusted in good faith by our board of directors to appropriately reflect any of the events referred to in clauses (1) through (6) under the heading "-- Conversion Rights."



     The term "Purchaser Stock Price" means the product of (x) the number of shares of common stock received as consideration for each share of our common stock, and (y) the average of the closing prices for the common stock received as consideration for the ten consecutive trading days ending on and including the record date for the determination of the holders of our common stock entitled to receive consideration in the Common Stock Change of Control, or, if there is no record date, the date on which the holders of our common stock have the right to receive the consideration, in each case, as adjusted in good faith by our board of directors to appropriately reflect any of the events referred to in clauses (1) through (6) under the heading "-- Conversion Rights"; provided, if no closing prices exist, then the Purchaser Stock Price will be set at a price determined in good faith by our board of directors.



     The foregoing Conversion Price adjustments will apply in situations where more than 50% of the value received by holders of our common stock consists of common stock of another company that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market. If consideration for our common stock is solely common stock of another company, each share of Series D convertible preferred stock will be convertible into the same number of shares of common stock of the other company receivable by a holder of the number of shares of our common stock into which a share of Series D convertible preferred stock was convertible immediately before the transaction. If consideration for the common stock consists only partly of common stock of another company, each share of Series D convertible preferred stock will be convertible into shares of common stock of the other company with a value equal to the value of the shares of our common stock into which a share of Series D convertible preferred stock was convertible immediately before the transaction.


CONSOLIDATION, MERGER AND SALE OF ASSETS


     Without the consent of the holders of at least a majority of the outstanding shares of Series D convertible preferred stock, we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person unless certain conditions are met and:



          (1)(a) the successor, transferee or lessee is organized under the laws of the United States, any state thereof or the District of Columbia or (b) the shares of Series D convertible preferred stock will become shares of the successor, transferee or lessee, having in respect of the successor, transferee or lessee the same powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereon, as the Series D convertible preferred stock had immediately before the transaction; or



          (2)(a) the consideration received by holders of our common stock consists entirely of cash or (b) each share of Series D convertible preferred stock is converted into the right to receive an amount of cash at least equal to the greater of:



             (x) the liquidation preference, plus accumulated and unpaid dividends thereon, if any, whether declared or undeclared, to the date the transaction is completed; and



             (y) the amount of cash which would have been received by the holder if the share of Series D convertible preferred stock had been converted into common stock immediately before the completion of the transaction.



SEC REPORTS AND REPORTS TO HOLDERS



     Whether or not we are required to file reports with the SEC, if any shares of Series D convertible preferred stock are outstanding, we will file with the SEC all reports and other information we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See "Where You Can Find More Information." We will supply each holder of Series D convertible preferred stock, upon request, without cost to the holder, copies of these reports or other information.


TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT


     The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series D convertible preferred stock will be Continental Stock Transfer & Trust Company.

                                  UNDERWRITING


     Under the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter named below, the number of shares set forth opposite the name of the underwriter.



                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc.....................................
Goldman, Sachs & Co. .......................................
ING Barings LLC.............................................
Warburg Dillon Read LLC ....................................
                                                              ---------
  Total.....................................................  4,500,000
                                                              =========



     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.



     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., ING Barings LLC and Warburg Dillon Read LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may
allow, and these dealers may reallow, a concession not in excess of $     per
share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.



     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.



     Our officers and directors, the selling stockholders and certain other stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for the shares offered by this prospectus.



     In addition, we have agreed that, for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for:



     - the shares of common stock offered by this prospectus;



     - the shares of Series D convertible preferred stock offered in the concurrent offering;



     - any shares of common stock which may be issued by us upon exercise of outstanding warrants and conversion of outstanding convertible preferred stock;

     - any shares of common stock which may be issued as dividends on or upon the conversion of the Series D convertible preferred stock offered in the concurrent offering; and



     - shares issued and options granted under our existing stock option plan.



     Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.



     The common stock is quoted on the Nasdaq National Market under the symbol "MGCX".


     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders in connection with this offering. With respect to the underwriting discounts and commissions to be paid by us, these amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                   PAID BY US
                                          -----------------------------          PAID BY
                                          NO EXERCISE     FULL EXERCISE    SELLING STOCKHOLDERS
                                          ------------    -------------    --------------------
    Per share...........................  $               $                    $
    Total...............................  $               $                    $


     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.


     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.


     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.



     In addition, in connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market, before the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when the limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $568,000.



     The underwriters named herein are also acting as underwriters of the concurrent offering. An affiliate of ING Barings LLC provides cash management services to us for which it receives customary fees. Bear, Stearns & Co. Inc. issued a fairness opinion in connection with the issuance of the Series C convertible preferred stock for which they received a customary fee. The representatives have performed certain other investment banking and advisory services for us for which they have received customary fees. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.



     Our company and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


                                 LEGAL MATTERS


     Various legal matters regarding the validity of the common stock offered by this prospectus will be passed upon for us by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own approximately 21,600 shares of our common stock. Kronish Lieb Weiner & Hellman LLP, New York, New York, is acting as counsel to the underwriters in connection with various legal matters relative to the common stock offered by this prospectus.


                                    EXPERTS


     The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of these firms as experts in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

     We must comply with the periodic reporting and other informational requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Copies of our periodic reports and proxy statements and of other information filed by us with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us. The address of the SEC's Web site is http://www.sec.gov. Our Internet address is http://www.mgci.com.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities being offered. This prospectus does not contain all the information included in the registration statement, parts of which are omitted as allowed by the rules of the SEC. For further information about us and the securities offered, please refer to the registration statement. The registration statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses shown above. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed with the SEC as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.

     The following documents filed by us with the SEC are incorporated into this prospectus by reference:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;


     - our Current Reports on Form 8-K dated July 19, 1999 and October 14, 1999; and


     - all reports filed by us to comply with Section 13(a) or 15(d) of the Exchange Act since the end of the quarter covered by our Quarterly Report on Form 10-Q for our quarter ended September 30, 1999.

     All documents filed by us as required by Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus and are made a part of this prospectus from the date of filing of these documents.

     Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated by reference modifies or supersedes an earlier statement. Any earlier statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. THESE DOCUMENTS ARE AVAILABLE TO YOU WITHOUT CHARGE UPON YOUR WRITTEN OR ORAL REQUEST. TO REQUEST THESE DOCUMENTS, PLEASE CONTACT KENT F. HEYMAN, ESQ., SENIOR VICE PRESIDENT AND GENERAL COUNSEL, MGC COMMUNICATIONS, INC., 171 SULLYS TRAIL, SUITE 202, PITTSFORD, NEW YORK 14534 (TELEPHONE 716-218-6540).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            MGC COMMUNICATIONS, INC.

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Independent Auditors' Report................................  F-3
Consolidated Balance Sheets as of September 30, 1999
  (unaudited) and December 31, 1998 and 1997................  F-4
Consolidated Statements of Operations for the nine months
  ended September 30, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............  F-5
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity for the nine months ended September
  30, 1999 (unaudited) and for the years ended December 31,
  1998, 1997 and 1996.......................................  F-6
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............  F-7
Notes to Consolidated Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
MGC Communications, Inc.:

     We have audited the accompanying consolidated balance sheets of MGC Communications, Inc. (a Nevada corporation) and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGC Communications, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
March 2, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MGC Communications, Inc.

     We have audited the accompanying statements of operations, stockholders' equity and cash flows of MGC Communications, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of MGC Communications, Inc. for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Las Vegas, Nevada
August 18, 1997

                            MGC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   DECEMBER 31,
                                                              SEPTEMBER 30,    --------------------
                                                                  1999           1998        1997
                                                              -------------    --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   93,224      $ 11,886    $ 45,054
  Investments held-to-maturity..............................           --            --       7,797
  Investments available-for-sale............................       50,177         9,851          --
  Restricted investments....................................       30,375        20,797      18,482
  Accounts receivable, less allowance for doubtful accounts
    of $478, $257 and $216..................................       16,145         6,360       1,200
  Prepaid expenses..........................................          599           208         277
                                                               ----------      --------    --------
         Total current assets...............................      190,520        49,102      72,810
Property and equipment, net.................................      151,159       116,380      24,617
Investments held-to-maturity................................           --            --      49,913
Investments available-for-sale..............................       35,560        63,212          --
Restricted investments......................................           --        18,582      39,092
Deferred financing costs, net of accumulated amortization of
  $1,686, $1,065 and $198...................................        4,093         4,714       5,448
Other assets................................................          482           129          97
                                                               ----------      --------    --------
         Total assets.......................................   $  381,814      $252,119    $191,977
                                                               ==========      ========    ========
LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt........................   $      283      $    332    $    381
Accounts payable:
  Trade.....................................................        8,912         5,314         462
  Property and equipment....................................       15,276        18,577       3,123
Accrued interest............................................       10,400         5,200       5,328
Accrued other expenses......................................        8,492         2,473         786
                                                               ----------      --------    --------
         Total current liabilities..........................       43,363        31,896      10,080
Senior Secured Notes, net of unamortized discount of $2,875,
  $3,307 and $3,882.........................................      157,125       156,693     156,118
Other long-term debt........................................          269           270         138
                                                               ----------      --------    --------
         Total liabilities..................................      200,757       188,859     166,336
                                                               ----------      --------    --------
Commitments and contingencies
Redeemable preferred stock:
  8% Series A Convertible Preferred Stock, 6,571,450 shares
    authorized, 5,148,570 issued and outstanding at December
    31, 1997................................................           --            --      16,665
  10% Series B Convertible Preferred Stock, 5,278,000 shares
    authorized and 5,277,779 issued and outstanding.........       46,663            --          --
Stockholders' equity:
  Preferred stock, 44,722,221 shares authorized but
    unissued................................................           --            --          --
  Common stock, $0.001 par value, 60,000,000 shares
    authorized, 22,810,060, 17,190,428 and 8,799,600 issued,
    22,800,920, 17,190,428 and 8,799,600 shares
    outstanding.............................................           23            17           9
  Additional paid-in capital................................      227,955       108,991      22,118
  Accumulated deficit.......................................      (91,062)      (44,392)    (12,463)
  Less: treasury stock......................................          (76)           --          --
                                                               ----------      --------    --------
                                                                  136,840        64,616       9,664
  Accumulated other comprehensive income....................         (360)          817          --
  Notes receivable from stockholders for issuance of common
    stock...................................................       (2,086)       (2,173)       (688)
                                                               ----------      --------    --------
         Total stockholders' equity.........................      134,394        63,260       8,976
                                                               ----------      --------    --------
         Total liabilities, redeemable preferred stock and
           stockholders' equity.............................   $  381,814      $252,119    $191,977
                                                               ==========      ========    ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                           NINE MONTHS                    YEAR ENDED
                                       ENDED SEPTEMBER 30,               DECEMBER 31,
                                     -----------------------   --------------------------------
                                        1999         1998         1998        1997       1996
                                     ----------   ----------   ----------   ---------   -------
                                           (UNAUDITED)
Operating revenues:
Telecommunication services.........  $   34,922   $   11,772   $   18,249   $   3,791   $     1
                                     ----------   ----------   ----------   ---------   -------
Operating expenses:
  Cost of operating revenues
     (excluding depreciation)......      31,449       10,575       17,129       3,928       305
  Selling, general and
     administrative................      27,469       11,250       17,877       6,440       841
  Depreciation and amortization....      12,406        3,149        5,238       1,274        54
  Write-off of purchased
     software......................          --           --           --          --       355
                                     ----------   ----------   ----------   ---------   -------
                                         71,324       24,974       40,244      11,642     1,555
                                     ----------   ----------   ----------   ---------   -------
     Loss from operations..........     (36,402)     (13,202)     (21,995)     (7,851)   (1,554)
Other income (expense):
  Gain on sale of investments......         252           --          223          --        --
  Interest income..................       5,228        6,989        8,771       2,507        63
  Interest expense.................     (13,822)     (16,080)     (19,064)     (5,492)       --
                                     ----------   ----------   ----------   ---------   -------
     Net loss......................     (44,744)     (22,293)     (32,065)    (10,836)   (1,491)
Accrued preferred stock dividend...      (1,926)          --           --        (136)       --
                                     ----------   ----------   ----------   ---------   -------
Net loss applicable to common
  stockholders.....................  $  (46,670)  $  (22,293)  $  (32,065)  $ (10,972)  $(1,491)
                                     ==========   ==========   ==========   =========   =======
Basic and diluted loss per share of
  common stock.....................  $    (2.50)  $    (1.69)  $    (2.26)  $   (1.30)  $ (2.11)
                                     ==========   ==========   ==========   =========   =======
Basic and diluted weighted average
  shares outstanding...............  18,670,645   13,171,681   14,178,729   8,458,991   707,359
                                     ==========   ==========   ==========   =========   =======


          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

 CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                         REDEEMABLE
                                       PREFERRED STOCK         COMMON STOCK       ADDITIONAL                 TREASURY STOCK
                                    ---------------------   -------------------    PAID-IN     ACCUMULATED   ---------------
                                      SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL       DEFICIT     SHARES   AMOUNT
                                    ----------   --------   ----------   ------   ----------   -----------   ------   ------
BALANCE AT JANUARY 1, 1996........          --   $     --      240,000    $--      $      1     $     --         --    $ --
Common stock issued for services
  contributed by stockholder......          --         --      480,000      1             1           --         --      --
Common stock issued for cash......          --         --    6,456,000      6        12,274           --         --      --
Net loss..........................          --         --           --     --            --       (1,491)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT DECEMBER 31, 1996......          --         --    7,176,000      7        12,276       (1,491)        --      --
Common stock issued for cash......          --         --    1,458,600      2         4,860           --         --      --
Common stock issued for notes
  receivable......................          --         --      165,000     --           688           --         --      --
Proceeds from offering allocated
  to warrants.....................          --         --           --     --         3,885           --         --      --
Warrants issued for common stock
  commitment......................          --         --           --     --           409           --         --      --
Net loss..........................          --         --           --     --            --      (10,836)        --      --
8% Series A Convertible Preferred
  Stock issued for cash...........   5,148,570     16,665           --     --            --           --         --      --
Accrued preferred stock
  dividend........................          --         --           --     --            --         (136)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT DECEMBER 31, 1997......   5,148,570     16,665    8,799,600      9        22,118      (12,463)        --      --
Common stock issued for cash......          --         --      100,680     --           774           --         --      --
Common stock issued for notes
  receivable......................          --         --      189,000     --         1,485           --         --      --
Warrants and options exercised for
  common stock....................          --         --      133,309     --            14           --         --      --
8% Series A Convertible Preferred
  Stock issued for cash...........   1,422,857      4,980           --     --            --           --         --      --
Accrued preferred stock
  dividend........................          --         --           --     --            --         (654)        --      --
Common stock issued for cash......          --         --    4,025,000      4        62,959           --         --      --
Conversion of preferred stock to
  common stock....................  (6,571,427)   (21,645)   3,942,839      4        21,641          790         --      --
Unrealized gain on investments
  available-for-sale..............          --         --           --     --            --           --         --      --
Net loss..........................          --         --           --     --            --      (32,065)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT DECEMBER 31, 1998......          --         --   17,190,428     17       108,991      (44,392)        --      --
Unrealized loss on investments
  available-for-sale..............          --         --           --     --            --           --         --      --
Common stock issued...............          --         --    5,027,001      5       118,309           --         --      --
Warrants and options exercised for
  common stock....................          --         --      592,631      1           655           --         --      --
Payments on stockholder's note....          --         --           --     --            --           --         --      --
Repurchase of common stock........          --         --       (9,140)    --            --           --      9,140     (76)
10% Series B Convertible Preferred
  Stock issued for cash...........   5,277,779     46,663           --     --            --           --         --      --
Accrued preferred stock
  dividend........................          --         --           --     --            --       (1,926)        --      --
Net loss..........................          --         --           --     --            --      (44,744)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT SEPTEMBER 30, 1999
  (unaudited).....................   5,277,779   $ 46,663   22,800,920    $23      $227,955     $(91,062)     9,140    $(76)
                                    ==========   ========   ==========    ===      ========     ========     ======    ====

                                          NOTES
                                     RECEIVABLE FROM     ACCUMULATED
                                    STOCKHOLDERS FOR        OTHER           TOTAL
                                       ISSUANCE OF      COMPREHENSIVE   STOCKHOLDERS'
                                      COMMON STOCK         INCOME           EQUITY
                                    -----------------   -------------   --------------
BALANCE AT JANUARY 1, 1996........       $    --           $    --         $      1
Common stock issued for services
  contributed by stockholder......            --                --                2
Common stock issued for cash......            --                --           12,280
Net loss..........................            --                --           (1,491)
                                         -------           -------         --------
BALANCE AT DECEMBER 31, 1996......            --                --           10,792
Common stock issued for cash......            --                --            4,862
Common stock issued for notes
  receivable......................          (688)               --               --
Proceeds from offering allocated
  to warrants.....................            --                --            3,885
Warrants issued for common stock
  commitment......................            --                --              409
Net loss..........................            --                --          (10,836)
8% Series A Convertible Preferred
  Stock issued for cash...........            --                --               --
Accrued preferred stock
  dividend........................            --                --             (136)
                                         -------           -------         --------
BALANCE AT DECEMBER 31, 1997......          (688)               --            8,976
Common stock issued for cash......            --                --              774
Common stock issued for notes
  receivable......................        (1,485)               --               --
Warrants and options exercised for
  common stock....................            --                --               14
8% Series A Convertible Preferred
  Stock issued for cash...........            --                --               --
Accrued preferred stock
  dividend........................            --                --             (654)
Common stock issued for cash......            --                --           62,963
Conversion of preferred stock to
  common stock....................            --                --           22,435
Unrealized gain on investments
  available-for-sale..............            --               817              817
Net loss..........................            --                --          (32,065)
                                         -------           -------         --------
BALANCE AT DECEMBER 31, 1998......        (2,173)              817           63,260
Unrealized loss on investments
  available-for-sale..............            --            (1,177)          (1,177)
Common stock issued...............            --                --          118,314
Warrants and options exercised for
  common stock....................            --                --              656
Payments on stockholder's note....            11                --               11
Repurchase of common stock........            76                --               --
10% Series B Convertible Preferred
  Stock issued for cash...........            --                --               --
Accrued preferred stock
  dividend........................            --                --           (1,926)
Net loss..........................            --                --          (44,744)
                                         -------           -------         --------
BALANCE AT SEPTEMBER 30, 1999
  (unaudited).....................       $(2,086)          $  (360)        $134,394
                                         =======           =======         ========


          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                  NINE MONTHS
                                                                     ENDED                       YEAR ENDED
                                                                 SEPTEMBER 30,                  DECEMBER 31,
                                                              --------------------    ---------------------------------
                                                                1999        1998        1998        1997         1996
                                                              --------    --------    --------    ---------    --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
Net loss....................................................  $(44,744)   $(22,293)   $(32,065)   $ (10,836)   $ (1,491)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................    12,406       3,149       5,238        1,274          54
    Write-off of purchased software.........................        --          --          --           --         355
    Gain on sale of investments.............................      (252)         --        (223)          --          --
    Amortization of debt discount...........................       432         431         575          144          --
    Amortization of deferred financing costs................       621         658         867          198          --
    Stock issued for services rendered......................        --          --          --           --           2
  Changes in assets and liabilities:
    Increase in accounts receivable, net....................    (9,785)     (2,531)     (5,160)      (1,190)         (9)
    (Increase) decrease in prepaid expenses and other.......      (391)         47          69         (254)        (23)
    Increase in other assets................................      (403)        (40)        (32)         (91)         (5)
    Increase in accounts payable -- trade...................     3,598       2,862       4,852          386          76
    Increase in accrued interest and other expenses.........     9,292       8,644       1,695        5,879          99
                                                              --------    --------    --------    ---------    --------
      Net cash used in operating activities.................   (29,226)     (9,073)    (24,184)      (4,490)       (942)
                                                              --------    --------    --------    ---------    --------
Cash flows from investing activities:
  Purchase of property and equipment, net of payables.......   (46,888)    (58,681)    (81,597)     (20,207)     (2,287)
  Decrease in accounts payable-property
    and equipment...........................................    (3,301)         --          --           --          --
  Purchase of investments held-to-maturity..................        --     (42,622)    (42,622)     (57,710)         --
  Sale (purchase) of investments available-for-sale, net....   (13,599)         --      28,309           --
  Sale (purchase) sale of restricted investments............     9,004       8,355      18,195      (57,574)         --
                                                              --------    --------    --------    ---------    --------
      Net cash used in investing activities.................   (54,784)    (92,948)    (77,715)    (135,491)     (2,287)
                                                              --------    --------    --------    ---------    --------
Cash flows from financing activities:
  Proceeds from issuance of Senior Secured Notes net of
    discount of $4,026......................................        --          --          --      155,974          --
  Costs associated with issuance of Senior Secured Notes and
    warrants................................................        --        (133)       (133)      (5,237)         --
  Proceeds from issuance of 8% Series A Convertible
    Preferred Stock, net of issuance costs..................        --       4,980       4,980       16,665          --
  Proceeds from issuance of 10% Series B Convertible
    Preferred Stock, net of issuance costs..................    46,663          --          --           --          --
  Proceeds from issuance of warrants........................        --          --          --        3,885          --
  (Payments) proceeds on other long term debt, net..........      (296)       (210)        133         (164)         --
  Proceeds received on stockholders note....................        11          --          --           --          --
  Proceeds from issuance of common stock....................   118,970      63,750      63,751        6,015      11,126
                                                              --------    --------    --------    ---------    --------
      Net cash provided by financing activities.............   165,348      68,387      68,731      177,138      11,126
                                                              --------    --------    --------    ---------    --------
      Net (decrease) increase in cash.......................    81,338     (33,634)    (33,168)      37,157       7,897
Cash and cash equivalents at beginning of period............    11,886      45,054      45,054        7,897          --
                                                              --------    --------    --------    ---------    --------
Cash and cash equivalents at the end of period..............    93,224      11,420    $ 11,886    $  45,054    $  7,897
                                                              --------    --------    --------    ---------    --------
Supplemental schedule of non-cash investing and financing
  activities:
  Stock issued for services rendered........................  $     --    $     --    $     --    $      --    $      2
                                                              ========    ========    ========    =========    ========
  Increase in property and equipment purchases included in
    accounts/notes payable -- property and equipment........  $    247    $  8,455    $ 15,504    $   2,434    $  1,372
                                                              ========    ========    ========    =========    ========
  Stock issued (repurchased) for notes receivable...........  $    (76)   $  1,485    $  1,485    $     688    $     --
                                                              ========    ========    ========    =========    ========
  Warrants issued as consideration in debt offering
    capitalized as deferred financing costs.................  $     --    $     --    $     --    $     409    $     --
                                                              ========    ========    ========    =========    ========
  Increase in accrued preferred stock dividends.............  $  1,926    $     --    $     --    $     136    $     --
                                                              ========    ========    ========    =========    ========
  Other disclosures:
  Cash paid for interest net of amounts capitalized.........  $  7,570    $ 10,996    $ 19,192    $     164    $     --
                                                              ========    ========    ========    =========    ========


          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS
                                   UNAUDITED)

(1) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements of MGC Communications, Inc. (the "Company"), a Nevada corporation, include the accounts of the Company and its wholly-owned subsidiaries, MGC Lease Corporation and MGC LJ.Net, Inc. All significant inter-company balances have been eliminated.

     The Company was organized on October 16, 1995 as a competitive local exchange carrier to provide low cost alternative communication services to residential and small business users through the utilization of Company owned switches and network architecture leased from incumbent local exchange carriers. During the year ended December 31, 1998, the Company operated in Las Vegas, Atlanta, Chicago, southern Florida, and selected areas of southern California including Los Angeles and San Diego with substantially all of its operating revenues being derived from the Las Vegas, southern California, and Atlanta operations.

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     The financial statements for the nine months ended September 30, 1999 and 1998 and the related amounts in the Notes to Consolidated Financial Statements are unaudited, but in the opinion of management reflect all normal and recurring adjustments necessary for a fair presentation of the results of those periods.

REVENUE RECOGNITION


     The Company recognizes operating revenues from the sale of communication services including local dialtone, long distance, Internet access and data services. Operating revenues are also recognized from installation charges as well as from access charges billed to other long distance carriers for utilizing the Company's network. Telecommunication revenues and accounts receivable are recognized when calls are terminated or when the installation services are completed. Accounts receivable include both billed and unbilled amounts and are reduced by an estimate for uncollectible amounts. Due to current disputes and pending arbitration and litigation, the Company has recognized switched access revenues based on management's best estimate of the probable collections from such revenue. For the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996, the Company has recognized in operating revenues switched access revenues of approximately $12.1 million, $5.3 million, $7.4 million, $.7 million and $0, respectively. Included in trade accounts receivable in the accompanying balance sheets as of September 30, 1999 and December 31, 1998 and 1997 are receivables related to switched access of approximately $12.3 million, $3.6 million and $.7 million, respectively.


CASH AND CASH EQUIVALENTS

     The Company considers short-term investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents.

                            MGC COMMUNICATIONS, INC.

RESTRICTED INVESTMENTS

     Restricted investments consist of U.S. Treasury Notes which are restricted in that they must be used for the repayment of interest on certain debt and are stated at amortized cost plus accrued interest. Management designated these investments as held-to-maturity securities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying value of the restricted investments approximates the fair value.

ADVERTISING COSTS

     The Company expenses advertising costs in the period incurred. For the years ended December 31, 1998, 1997 and 1996, the Company had expensed advertising costs of $810,000, $125,000 and $0, respectively.

INVESTMENTS

     Investments classified as available-for-sale at December 31, 1998 were classified as held-to-maturity as of December 31, 1997. During the fourth quarter of 1998, the Company sold investments, previously classified as held-to-maturity, prior to their maturity date. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the classification of these investments has been appropriately changed in the accompanying consolidated financial statements.

     Available-for-sale securities represent investments principally in commercial paper and government securities. The commercial paper reflected as of December 31, 1998 matures in March of 1999 and the government securities mature periodically through September 30, 2001. The unamortized cost basis of these investments at December 31, 1998 is approximately $72,246,000. The cost basis for which the realized gain was calculated on available-for-sale securities was $72,023,000 using the specific identification method.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Direct and indirect costs of construction are capitalized, and include $3,175,000 and $188,000 of interest costs related to construction during 1998 and 1997, respectively. Depreciation is computed using the straight-line method over estimated useful lives beginning in the month an asset is put into service.

     Estimated useful lives of property and equipment are as follows:

Buildings................................  40 years
Telecommunications and other switching
  equipment..............................  5-10 years
Computer hardware and software...........  3-5 years
Office furniture & equipment.............  3-5 years
Leasehold improvements...................  the lesser of the estimated useful lives or term of lease


     The Company capitalizes costs associated with the design, deployment and expansion of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase software from vendors. Capitalized internal

                            MGC COMMUNICATIONS, INC.

software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages. Capitalized internal labor costs for the years ending December 31, 1997 and December 31, 1998 were not material.


DEFERRED FINANCING COSTS

     Deferred financing costs are amortized to interest expense over the life of the related financing using the effective interest method.

INCOME TAXES

     The Company has applied the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the consequences of temporary differences between amounts reported for financial reporting and income tax purposes. SFAS No. 109 requires recognition of a future tax benefit of net operating loss carryforwards and certain other temporary differences to the extent that realization of such benefit is more likely than not; otherwise, a valuation allowance is applied.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1998 and 1997, the carrying value of all financial instruments (accounts receivable, accounts payable and long-term debt) approximates fair value due to the short term nature of the instruments or interest rates, which are comparable with current rates.

LONG-LIVED ASSETS


     Management periodically evaluates the carrying value of its long-lived assets, including property, equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may exceed the undiscounted future net cash flow expected to be generated by such assets. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized down to the asset's fair value based on the present value of the discounted cash flows of the related asset or other relevant measures. Management believes no material impairment in the value of long-lived assets exists at December 31, 1998 or 1997.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130 as reflected in the accompanying consolidated financial statements.


     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes additional standards for segment reporting in

                            MGC COMMUNICATIONS, INC.

financial statements and is effective for fiscal years beginning after December 15, 1997. The Company currently operates in only one segment, communications services, and hence, separate segment reporting is not applicable.


     The American Institute of Certified Public Accountants recently issued Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activities." SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses all start-up costs as incurred and the application of SOP 98-5 will have no material impact on the Company's consolidated financial statements.

CONCENTRATION OF SUPPLIERS

     The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of collocation space and fiber optic transmission facilities owned by the suppliers. The Company is currently vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company's orders for customers and is at risk with regard to regulatory agreements that govern the rates to be charged to the Company.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATION

     Certain reclassifications, which have no effect on net income, have been made in the prior period financial statements to conform to the current presentation.

(2) PLAN OF OPERATIONS

     In September 1997, the Company completed an offering of units consisting of in the aggregate $160 million of 13% Senior Secured Notes due in 2004 (the "Notes") and warrants to purchase shares of common stock, as discussed in Note
4. During May and June 1998, the Company sold an aggregate of 4,025,000 shares of common stock at $17.00 per share as discussed in Note 5. The Company expects to continue its expansion into new markets and its development of new services. The Company expects to fund its capital requirements through existing resources, debt or equity financing and internally generated funds.

     Management recognizes the Company must generate additional resources or consider modifications to its expansion plans. To the extent the Company is unable to achieve its funding plan, management has contingency plans which include curtailing capital expenditure activities, reducing infrastructure costs associated with expansion and development plans and achieving profitable operations as soon as practicable. However, no assurance can be given the Company will be successful in raising additional capital, achieving profitable results, or entering into new markets.

     Management also recognizes certain risks are inherent to the industry. Such risks and assumptions include, but are not limited to, the Company's ability to successfully market its existing

                            MGC COMMUNICATIONS, INC.

and proposed services to current and new customers in existing and planned markets, successfully develop commercially viable data and Internet offerings, access markets, install switches and obtain suitable locations for its switches, negotiate suitable interconnect agreements with the incumbent carriers, obtain an acceptable level of cooperation from the incumbent carriers, all in a timely manner, at reasonable cost and on satisfactory terms and conditions, as well as competitive, regulatory, legislative and judicial developments that could materially affect the Company's future results.


(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                   DECEMBER 31,
                                               SEPTEMBER 30,    -------------------
                                                   1999           1998       1997
                                               -------------    --------    -------
Buildings and property.......................    $  5,298       $  2,653    $   278
Switching equipment..........................     113,132         57,045     21,621
Leasehold improvements.......................         860            740        956
Computer hardware and software...............       3,629          2,218      1,404
Office equipment and vehicles................       1,532            901        300
                                                 --------       --------    -------
                                                  124,451         63,557     24,559
Less accumulated depreciation and
  amortization...............................     (18,834)        (6,555)    (1,317)
                                                 --------       --------    -------
                                                  105,617         57,002     23,242
Switching equipment under construction.......      45,542         59,378      1,375
                                                 --------       --------    -------
  Net property and equipment.................    $151,159       $116,380    $24,617
                                                 ========       ========    =======

(4) DEBT

     Long-term borrowings at December 31, 1998 and 1997 consist of the following:

                                                                DECEMBER 31,
                                                            --------------------
                                                              1998        1997
                                                            --------    --------
                                                               (IN THOUSANDS)
13% Senior Secured Notes, due October 1, 2004, net of
unamortized discount of $3,307 and $3,882.................  $156,693    $156,118
10% note payable in monthly installments through February
  1999....................................................       225         441
Other.....................................................       377          78
                                                            --------    --------
                                                             157,295     156,637
Less current portion......................................      (332)       (381)
                                                            --------    --------
                                                            $156,963    $156,256
                                                            ========    ========

                            MGC COMMUNICATIONS, INC.

     Maturities of long-term debt for each of the next six years ending December 31, consist of the following:

                                                            (IN THOUSANDS)
1999......................................................     $    332
2000......................................................          174
2001......................................................           96
2002......................................................           --
2003......................................................           --
2004......................................................      156,693
                                                               --------
                                                               $157,295
                                                               ========

     In September 1997, the Company completed an offering of units consisting of in the aggregate $160 million of 13% Senior Secured Notes due in 2004 and warrants to purchase 774,720 shares of common stock (collectively the "1997 Offering").


     The Notes bear interest at the rate of 13% per annum, payable semi-annually in arrears on April 1 and October 1, commencing April 1, 1998. As set forth in the Indenture pursuant to which the Notes were issued the Company is required to hold in a trust account sufficient funds to provide for payment in full of interest on the Notes through October 1, 2000. The accompanying consolidated financial statements reflect approximately $39.4 million as restricted investments as security for the interest payments on the Notes. In addition, the Notes are secured by a security interest in certain telecommunications equipment owned by the Company or which may be acquired in the future. As of December 31, 1998, the Notes were secured by a security interest in telecommunications equipment with a net book value of $85.3 million.


     The Company has recorded the commitment fee as non-cash consideration in connection with the 1997 Offering. The value of the warrants issued as a commitment fee was determined based on a value of the Company's common stock at $4.68 per share less the exercise price of $.02 per share specified in the warrant agreement. All such warrants were exercised in January and February 1998.

     The Notes may be redeemed at the option of the Company, in whole or in part, on or after October 1, 2001, at a premium declining to par in 2003, plus accrued and unpaid interest and liquidated damages, if any, through the redemption date as follows:

        YEAR                                                   PERCENTAGE
        ----                                                   ----------
        2001.................................................    106.50
        2002.................................................    103.25
        2003 and thereafter..................................    100.00

     In the event of a sale by the Company prior to October 1, 2000 of its capital stock in one or more equity offerings, up to a maximum of 35% of the aggregate principal amount of the Notes originally issued may, at the option of the Company, be redeemed from the net cash proceeds at a redemption price equal to 113% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, provided at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of such redemption. As of the date of these consolidated financial statements, management has no intention of redeeming the Notes prior to their stated redemption date.

                            MGC COMMUNICATIONS, INC.

     The Indenture contains certain covenants that among other things, limit the ability of the Company and its restricted subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and lease back transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its restricted subsidiaries, conduct certain lines of business, issue or sell equity interests of the Company's restricted subsidiaries or enter into certain mergers and consolidations. As of December 31, 1998, management believes it is in compliance with all debt covenants.


     In January 1998, the Company filed a registration statement offering to exchange the Notes for 13% Series B Senior Secured Notes due 2004 under the Securities Act of 1933, as amended. Terms of the 13% Series B Senior Secured Notes due 2004 are substantially the same as the Notes. The exchange was consummated in March 1998.



     In conjunction with the 1997 Offering, the Company engaged an investment-banking firm that determined a value for each warrant and share of common stock. Consistent with this determination, the Company has allocated a portion of the 1997 Offering proceeds to the warrants based on a value of $4.68 per share of common stock less the exercise price of $.02 per share specified in the warrant agreement.



     The warrants are currently exercisable and expire on October 1, 2004. The agreement pursuant to which the warrants were issued required an anti-dilution adjustment if the November 1997 preferred stock offering was consummated at a price less than $5.00 per share. As further discussed in Note 5, the Company completed the November 1997 preferred stock offering for $3.50 per share. Accordingly, the number of shares issuable upon exercise of the warrants was increased from 774,200 to 862,923. This increase has been reflected in the accompanying consolidated financial statements as of December 31, 1998 and 1997. Expenses allocated to the warrants in connection with the 1997 Offering were $141,000.



     In conjunction with the 1997 Offering, certain persons deposited an aggregate of $15.0 million in escrow (the "Common Stock Commitment"), which funds were to have been applied to the purchase of shares of Common Stock in the event the Company failed to sell at least $15.0 million of preferred stock within a certain period of time. Since sufficient preferred stock was issued within the time period, the investors received a return of their funds contributed to escrow. As a commitment fee for the Common Stock Commitment, the Company issued to all such persons contributing to the escrow funds warrants to purchase an aggregate of 90,000 shares of Common Stock at $.02 per share.


     In conjunction with the 1997 Offering, the authorized capital stock of the Company was increased to 60,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share.


     Associated with the 1997 Offering, expenses of $68,000 were paid to a related party for charter services in 1997.


(5) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

COMMON STOCK

     On December 6, 1996, the Board of Directors approved a four-hundred-for-one stock split, effected in the form of a stock dividend distributed on December 31, 1996 to shareholders of record as of June 8, 1996. All share and per share data presented in the consolidated financial statements and notes thereto have been retroactively restated to give effect to this stock split.

                            MGC COMMUNICATIONS, INC.

     During 1995, in exchange for expending cash to incorporate the Company, a shareholder received 240,000 shares of $.001 par value common stock valued at $.0042 per share. The Company capitalized the value of the issued shares as organization costs included in other assets in the accompanying consolidated financial statements, which costs are being amortized over 60 months using the straight-line method.

     In April 1996, the Company issued 480,000 shares of $.001 par value common stock valued at $.0042 per share in exchange for services rendered by a stockholder.

     During 1996, NevTEL LLC ("LLC") was formed for the purpose of funding the development stage of MGC Communications, Inc. In June 1996, the Company and LLC entered into an agreement whereby LLC would acquire 3,696,000 shares of $.001 par value common stock of the Company for $.83 per share. The agreement called for LLC to advance funds for operating expenses incurred by the Company (to be applied against the purchase price of the stock) until the Company produced operating revenues, at which time the remaining purchase price would be remitted to the Company, the Company's common stock would be issued to LLC owners and LLC would terminate. The agreement stipulated that the funds advanced for operating expenses were to be paid back to LLC if the Company did not generate operating revenue by December 31, 1996. The Company began revenue generating activities in December 1996. The shares were issued to LLC owners on December 31, 1996, at which time LLC terminated and the remaining purchase price was owed to the Company. Such amount was transferred to the Company in February 1997 and is classified as amounts receivable for shares issued at December 31, 1996.

     In December 1996, the Company offered 4,068,600 shares of $.001 par value common stock at $3.33 per share through a private placement. In connection with this offering, the Company issued 1,308,600 shares and 2,760,000 shares of $.001 par value common stock and received proceeds of $4,362,000 and $9,200,000 during the years ended December 31, 1997 and 1996, respectively.

     In June 1997, the Company approved agreements with two key members of management granting them rights to purchase a total of 150,000 shares at $3.33 per share and 165,000 shares at $4.17 per share. In both cases, the Company retains the right to repurchase these shares at their cost in the event of termination of employment for any reason and has agreed to finance the purchase price of the shares purchased at $4.17 per share over a period of three years. During September 1997, the members of management exercised their rights and the respective aforementioned shares were issued. The Company received $500,000 for the 150,000 shares issued at $3.33 per share. The $688,000 owed to the Company for the 165,000 shares issued at $4.17 per share has been classified in the accompanying consolidated statements of redeemable preferred stock and stockholders' equity as notes receivable from stockholders for issuance of common stock.

     During 1998, the Company issued 100,680 shares of $.001 par value common stock at prices ranging from $5.83 to $8.33 per share, for total proceeds to the Company of $774,000.

     During 1998, the Company approved agreements with 11 key members of management to purchase a total of 189,000 shares of common stock. The purchase price of these shares ranged from $5.83 to $8.33 per share. In each case, the Company retains the right to repurchase these shares at their cost in the event of termination of employment for any reason and has agreed to finance a portion of the purchase price of the shares over a period of three years. The $1,485,000 owed to the Company is classified in the accompanying statements of redeemable preferred stock and stockholders' equity as notes receivable from stockholders for issuance of common stock.

                            MGC COMMUNICATIONS, INC.

     During May and June 1998, the Company sold 4,025,000 shares of common stock at $17.00 per share pursuant to a registration statement on Form S-1, which was declared effective by the Securities and Exchange Commission on May 11, 1998. In connection with the initial public offering of the Company's common stock, the Company effected a six for ten reverse stock split, which has been reflected in the accompanying consolidated financial statements. In addition to the reverse stock split, the Company's 6,571,427 outstanding shares of 8% Series A Convertible Preferred Stock (the "Series A Preferred Stock") as discussed below, were converted to 3,942,839 shares of the Company's common stock upon completion of the initial public offering. The conversion of the Series A Preferred Stock has been reflected in the accompanying consolidated financial statements.

REDEEMABLE PREFERRED STOCK

     The Company has authorized the issuance of up to 50,000,000 shares of preferred stock. In November 1997, the Company designated 6,571,450 shares as 8% Series A Convertible Preferred Stock.

     In November 1997, the Company completed a private placement offering in which 5,148,570 shares of the Series A Preferred Stock were issued at $3.50 per share, for total proceeds to the Company of approximately $16.7 million, net of expenses.

     In January 1998, the Company completed an additional private placement offering in which 1,422,857 shares of Series A Preferred Stock were issued at $3.50 per share for total proceeds to the Company of approximately $5.0 million, net of expenses. The terms of the offering were substantially identical to those of the previous preferred stock offering.

     Each share of Series A Preferred Stock was automatically converted into common stock on a six for ten basis upon the consummation of the Company's IPO. In accordance with the terms of the Series A Preferred Stock, the accrued dividends were reversed at the time of conversion.

(6) STOCK OPTION PLAN

     In June 1996, the Company adopted a stock option plan which allows the Board of Directors to grant incentives to employees in the form of incentive stock options and non-qualified stock options. As of December 31, 1997, the Company had reserved 1,440,000 shares of common stock to be issued under the plan. In March 1998, the Board of Directors approved an additional 1,200,000 shares of common stock to be issued under the plan.

     In July 1998, the Company filed a registration statement on Form S-8 to register the shares of the Company's common stock reserved for issuance under the MGC Communications, Inc. Stock Option Plan.

     Under the plan, substantially all options have been granted to employees at a price equal to the then-current market price, as estimated by management, and vest primarily over a 5-year period. All options expire within ten years of the date of grant.

                            MGC COMMUNICATIONS, INC.

     Stock option transactions during 1998, 1997 and 1996 are as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                             NUMBER      EXERCISE
                                                            OF SHARES     PRICE
                                                            ---------    --------
Outstanding at December 31, 1995..........................         --        --
Granted...................................................    811,860     $1.35
Canceled..................................................    (30,000)    $1.67
                                                            ---------
Outstanding at December 31, 1996..........................    781,860     $1.35
Granted...................................................    274,560     $5.78
Canceled..................................................     (3,300)    $5.08
                                                            ---------
Outstanding at December 31, 1997..........................  1,053,120     $2.50
Granted...................................................    865,700     $8.48
Exercised.................................................     (7,380)    $1.77
Canceled..................................................    (85,240)    $5.84
                                                            ---------
Outstanding at December 31, 1998..........................  1,826,200     $5.18
                                                            =========
Exercisable at December 31, 1996..........................     11,760     $3.33
                                                            =========
Exercisable at December 31, 1997..........................    165,720     $1.47
                                                            =========
Exercisable at December 31, 1998..........................    378,660     $2.07
                                                            =========

     For options granted during the year ended December 31, 1998, the weighted average fair value of options on the date of grant, estimated using the Black-Scholes option pricing model, was $6.70 using the following assumptions: dividend yield of 0%; expected option life of 6.5 years; and risk free interest rate of 5.06% and an expected volatility of 80.5%.

     The weighted average fair value of the options issued during the years ended December 31, 1997 and 1996, substantially all of which were granted at a price equal to the then current market price as estimated by management, was estimated to be $4.03 and $.92, respectively, using an option pricing model with the following assumptions: dividend yield of 0%; expected option life of 6.5 years; and risk free interest rate at December 31, 1997 and 1996 of 5.06% and 6.12%, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                 WEIGHTED
                    NUMBER        AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                  OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
    RANGE OF      AT DEC. 31,   CONTRACTUAL   EXERCISE   AT DEC. 31,   EXERCISE
 EXERCISE PRICE      1998          LIFE        PRICE        1998        PRICE
----------------  -----------   -----------   --------   -----------   --------
  $0.83 to $3.50     745,980    7.38 years     $ 1.33      320,400      $1.37
  $5.00 to $6.50     488,920    8.97 years     $ 5.99       56,760      $5.84
 $7.50 to $10.00     496,800    9.58 years     $ 8.45        1,500      $8.33
$12.50 to $17.00      94,500    9.44 years     $14.10           --      $  --
                   ---------                               -------
 $0.83 to $17.00   1,826,200    8.51 years     $ 5.18      378,660      $2.07
                   =========                               =======

     The Company applied Accounting Principles Board Opinion No. 25 in accounting for its plan. No compensation expense was recognized for the years ended December 31, 1998, 1997 and 1996.

                            MGC COMMUNICATIONS, INC.

Had the Company determined compensation expense using the fair value based method defined in SFAS No. 123, the Company's loss for the years then ended would have increased by $565,000, $7,000 and $10,000, respectively.

(7) LOSS PER SHARE

     SFAS No. 128, "Earnings Per Share," requires the Company to calculate its earnings per share based on basic and diluted earnings per share, as defined. Basic and diluted loss per share for the years ended December 31, 1998, 1997 and 1996 were computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding.

     The Company's warrants, preferred stock and stock options granted and issued during 1998, 1997 and 1996, and outstanding as of December 31, 1998 and 1997, are antidilutive and have been excluded from the diluted loss per share calculation for the years ended December 31, 1998, 1997 and 1996. Had the Company shown the effects of dilution, the warrants, preferred stock and options would have added an additional 1.8 million, 1.6 million and 0.5 million shares to the weighted average shares outstanding for the years ended December 31, 1998, 1997 and 1996, respectively.

(8) INCOME TAXES

     The net deferred tax asset as of December 31, 1998 and 1997 is as follows (in thousands):

                                                               1998       1997
                                                             --------    -------
Deferred Tax Asset
Net operating loss carry-forward...........................  $ 17,804    $ 4,529
  Start-up expenditures....................................       164        220
  Other....................................................       534        141
                                                             --------    -------
                                                               18,502      4,890
  Less: valuation allowance................................   (15,517)    (4,309)
                                                             --------    -------
  Net deferred tax asset...................................     2,985        581
                                                             --------    -------
Deferred Tax Liability
  Excess of tax depreciation over book.....................     2,769        481
  Other....................................................       216        100
                                                             --------    -------
  Net deferred tax liability...............................     2,985        581
                                                             --------    -------
Net........................................................  $     --    $    --
                                                             ========    =======

     SFAS No. 109 requires recognition of the future tax benefit of these assets to the extent realization of such benefits is more likely than not; otherwise, a valuation allowance is applied. At December 31, 1998 and 1997, the Company determined that $15,517,000 and $4,309,000, respectively, of tax benefits did not meet the realization criteria because of the Company's historical operating results. Accordingly, a valuation allowance was applied to reserve against the applicable deferred tax asset.

     At December 31, 1998 and 1997, the Company had net operating loss carry-forwards available for income tax purposes of approximately $50,869,000 and $12,940,000, respectively, which expire principally from 2011 to 2018.

                            MGC COMMUNICATIONS, INC.

(9) COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     The Company has entered into various leasing agreements for its switching facilities, offices, and office equipment. The facility which houses the Company's headquarters in Las Vegas is owned by an entity principally owned by two of the Company's principal stockholders and directors. Management believes the terms and conditions of this agreement are equal to the terms which would be available from an unaffiliated lessor.

     Future minimum lease obligations in effect as of December 31, 1998 are as follows (in thousands):

Payments during the year ending December 31:
  1999......................................................  $1,389
  2000......................................................   1,272
  2001......................................................   1,166
  2002......................................................     977
  2003......................................................     159
  Thereafter................................................     342
                                                              ------
                                                              $5,305
                                                              ======

     Rent expense was $850,000, $207,000 and $33,000 for the years ended December 31, 1998, 1997 and 1996, respectively, of which $614,000 was paid to a related party during 1998.

PURCHASE COMMITMENTS

     In the ordinary course of business, the Company enters into purchase agreements with its vendors of telecommunications equipment. As of September 30, 1999 and December 31, 1998, the Company had a total for all vendors of approximately $53.4 million and $15.4 million, respectively, of remaining purchase commitments for purchases of switching equipment.

LITIGATION

     The Company is party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

INTERCONNECTION AGREEMENTS

     The Company has interconnection agreements with five incumbent local exchange carriers. These agreements expire on various dates through July 2000.

     The Company is dependent on the cooperation of the incumbent local exchange carriers to provide access service for the origination and termination of its local and long distance traffic. Historically, these access charges can make up a significant percentage of the overall cost of providing these services. To the extent the access services of the local exchange carriers are used, the Company and its customers are subject to the quality of service, equipment failures and service interruptions of the local exchange carriers.

                            MGC COMMUNICATIONS, INC.

(10) RISKS AND UNCERTAINTIES

     Certain rates in the interconnection agreements have been established by the Federal Communications Commission (FCC) and are subject to adjustment upon final negotiations. The Company has recorded costs of operating revenues related to the Sprint (Nevada) interconnection agreement at amounts which are management's best estimates of the probable outcome of the final negotiated rates, which are less than the FCC established rates. The difference, which totals approximately $3.4 million, $1.7 million and $1.1 million at September 30, 1999, December 31, 1998 and 1997, respectively, has not been recorded in the accompanying consolidated financial statements. Management believes that the resolution of this matter will not have an adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(11) RELATED PARTY TRANSACTION

     In May 1997, the Company entered into an agreement with a company, the owner of which is a former officer and current stockholder of the Company, for the purchase of certain computer software pursuant to which the Company paid the contract price of $600,000 in six equal monthly installments beginning July 1, 1997. In addition, the Company has paid $656,000 and $40,000 during 1998 and 1997, respectively, under such agreement to support and maintain the Company's proprietary operations support system. Management believes the terms and conditions of this agreement are equal to the terms which would be available from an unaffiliated party.

(12) SUBSEQUENT EVENTS (UNAUDITED)

PREFERRED STOCK OFFERINGS


     On April 5, 1999, the Company entered into a Securities Purchase Agreement with Providence Equity Partners III L.P. ("Providence"), JK&B Capital III L.P. ("JK&B III") and Wind Point Partners III L.P. ("Wind Point") under which Providence, JK&B III and Wind Point and their affiliates (the "Purchasers") agreed to purchase 5,277,779 shares of newly issued Series B Convertible Preferred Stock ("Series B Preferred Stock") at $9.00 per share(the "Transaction") for a total consideration of $47.5 million. The Transaction was consummated on May 4, 1999. Net proceeds to the Company were approximately $46.5 million.



     Dividends accrued on the Series B Preferred Stock at the rate of 10% per annum from the issue date until November 21, 1999 and are payable in preference to any dividends that may be paid with respect to the Company's Common Stock. Effective as of November 22, 1999, the Company elected to terminate the accrual of dividends since the Company's stock price exceeded $27.00 per share for 20 consecutive trading days (the "Market Threshold").



     The Series B Preferred Stock is convertible into Common Stock at any time at the option of the holder. Initially, the conversion price is $9.00 per share and each share of Series B Preferred Stock is convertible into one share of Common Stock. The conversion price is subject to adjustment as a result of stock splits, stock dividends and certain other issuances of additional stock.


     After the earlier of May 24, 2000 or the date on which the holders of Series B Preferred Stock exercise their demand registration rights, the Company has the right to require the conversion of the Series B Preferred Stock if the Company's stock price exceeds the Market Threshold referenced above. If the Company requires conversion within three years after closing, no accrued dividends will be paid.

                            MGC COMMUNICATIONS, INC.

     The holders of Series B Preferred Stock have the right to require us to redeem the Series B Preferred Stock after May 4, 2005 or upon a sale of the Company. The redemption price will be equal to the greater of (x) $9.00 per share plus accrued and unpaid dividends, or (y) the value of the common stock into which the Series B Preferred Stock is then convertible. If the Company fails to redeem all shares of Series B Preferred Stock within six months of the date specified by the holders of the Series B Preferred Stock, then the holders of the Series B Preferred Stock, along with the holders of the Series C Preferred Stock if they then have similar rights, will have the right to elect a majority of the Company's Board of Directors.



     In November 1999, the Company entered into an agreement with Providence, JK&B III and their affiliates (the "Purchasers") under which the Purchasers are to purchase 1,250,000 shares of newly issued Series C Convertible Preferred Stock at $28.00 per share for a total consideration of $35.0 million. Of the total consideration, $4.9 million may be paid by an interest-bearing promissory note due in March 2000.



     Dividends will accrue on the Series C Preferred Stock at the rate of 10% per annum, are cumulative and are payable in preference to any dividends that may be paid with respect to the Company's Common Stock. No accrued dividends in excess of $2.80 per share will be paid if the Company requires conversion of the Series C Preferred Stock within 30 months of issuance. Conversion may be required by the Company if the Company's stock price exceeds $56.00 per share for 20 consecutive trading days.



     The Series C Preferred Stock is convertible into Common Stock at any time at the option of the holder. Initially, the conversion price is $28.00 per share and each share of Series C Preferred Stock is convertible into one share of Common Stock. The conversion price is subject to adjustment as a result of stock splits, stock dividends and certain other issuances of additional stock.



     The holders of Series C Preferred Stock have the right to require the Company to redeem the Series C Preferred Stock after six years after issuance or upon a sale of the Company. The redemption price will be equal to the greater of
(x) $28.00 per share plus the greater of $2.80 per share or accrued and unpaid dividends, or (y) the value of the Common Stock into which the Series C Preferred Stock is then convertible.



     If the Company fails to redeem all shares of Series C Preferred Stock within six months of the date specified by the holders of the Series C Preferred Stock, then the holders of the Series C Preferred Stock, along with the holders of the Series B Preferred Stock if they then have similar rights, will have the right to elect a majority of the Company's Board of Directors.



     The Series B Preferred Stock and Series C Preferred Stock will vote along with the Common Stock on an as-converted basis. The holders of the Series B Preferred Stock and Series C Preferred Stock have the right to nominate two or more directors depending on the size of the Company's Board of Directors and the percentage of the Company's stock represented by the outstanding Series B Preferred Stock and Series C Preferred Stock. The holders of the Series B Preferred Stock and Series C Preferred Stock also have the right to have their Board representative serve on each committee of the Company's Board and on the Board of each of the Company's subsidiaries.


COMMON STOCK OFFERING

     In July 1999, the Company issued 5,000,000 shares of common stock and received net proceeds, after expenses, of approximately $118.1 million. In this offering, existing shareholders sold an additional 587,695 shares of common stock for which the Company did not receive any proceeds.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                4,500,000 SHARES


                            MGC COMMUNICATIONS, INC.

                                  COMMON STOCK

                                   [MGC LOGO]

                                  ------------

                                   PROSPECTUS


                                        , 2000


                                  ------------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                                  ING BARINGS

                            WARBURG DILLON READ LLC
                            ------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 28, 1999


PRELIMINARY PROSPECTUS


[MGC LOGO]                         3,000,000 SHARES
                               MGC COMMUNICATIONS, INC.
                        % SERIES D CONVERTIBLE PREFERRED STOCK

                               ------------------


     We are selling 3,000,000 shares of our      % Series D convertible
preferred stock, liquidation preference $50 per share. Each share of Series D convertible preferred stock is convertible at the option of the holder into
     shares of our common stock at a conversion price of $     per share,
subject to adjustments in certain circumstances. Other terms of the Series D convertible preferred stock described in this prospectus include:


     - The quarterly dividend will be $     per share, payable at our option in
       cash or shares of our common stock, beginning           , 2000.


     - On           , 2012, we will be required to redeem the Series D
       convertible preferred stock at a redemption price equal to the liquidation preference plus unpaid dividends.



     - On or after           , 2002 but before           , 2003, if the price of
       our common stock equals or exceeds 150% of the conversion price for a specific period, we may redeem, for cash, shares of our common stock or both, the Series D convertible preferred stock at a redemption price of
            % of the liquidation preference, plus (1) unpaid dividends and (2) a make whole payment for future dividends.



     - On or after             , 2003, we may cause the conversion rights on the
       Series D convertible preferred stock to expire if the trading price of our common stock equals or exceeds 140% of the conversion price for a specific period.



     We have applied to have the Series D convertible preferred stock listed on the Nasdaq National Market. Our common stock is quoted on the Nasdaq National Market under the symbol "MGCX". The last reported price of the common stock, on December 27, 1999, was $41.06 per share.



     Concurrently with this Series D convertible preferred stock offering, and by a separate prospectus, we are offering 4,438,594 shares of our common stock. The completion of the Series D convertible preferred stock offering and the common stock offering are not dependent on one another.



     The underwriters named in this prospectus may purchase up to 450,000 additional shares of Series D convertible preferred stock from us solely to cover over-allotments.

                               ------------------


      INVESTING IN THE SERIES D CONVERTIBLE PREFERRED STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------


                                                               PER SHARE         TOTAL
                                                              ------------    ------------
Public Offering Price                                         $               $
Underwriting Discount                                         $               $
Proceeds to MGC Communications (before expenses)              $               $



     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
  , 2000.


                               ------------------


SALOMON SMITH BARNEY                                    BEAR, STEARNS & CO. INC.

                               ------------------
GOLDMAN, SACHS & CO.

                                          ING BARINGS
                                                         WARBURG DILLON READ LLC

                    , 2000

                                    Page S-1

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
How We Intend to Use the Proceeds of this Offering..........   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Selected Consolidated Financial and Operating Data..........  21A
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   28
Management..................................................   47
Principal Stockholders......................................   50
Description of Securities...................................   52
Description of the Series D Convertible Preferred Stock.....   60
Federal Tax Considerations..................................  71B
Underwriting................................................   72
Legal Matters...............................................   74
Experts.....................................................   74
Where You Can Find More Information.........................   74
Index to Consolidated Financial Statements..................  F-1


                                    Page S-2

                                  THE OFFERING


Series D convertible preferred
stock offered by us...........   3,000,000 shares



Over-allotment option.........   We have granted the underwriters an option to
                                 purchase up to 450,000 additional shares of Series D convertible preferred stock to cover over-allotments.



Dividends.....................   Holders of Series D convertible preferred stock
                                 will be entitled to receive cumulative
                                 dividends at an annual rate of      % of the
                                 liquidation preference payable quarterly on
                                 each                ,                ,
                                                , and                ,
                                 commencing on                , 2000. Dividends
                                 will accrue from the date of the original issuance of the Series D convertible preferred stock. Any dividend on the Series D convertible preferred stock shall be, at our option, payable in cash or through the issuance of a number of shares of our common stock equal to the dividend amount divided by 95% of the average closing prices for our common stock during a specified period before the dividend payment date.



                                 For the foreseeable future, we intend to pay these dividends solely in shares of common stock. If, in the future, we were to consider paying cash dividends on the Series D convertible preferred stock we would have to comply with the restrictions contained in our debt indenture and the terms of our outstanding preferred stock. See "Description of the Series D Convertible Preferred Stock -- Dividends."



Conversion into common
stock.........................   Series D convertible preferred stock is
                                 convertible at the option of its holder, unless
                                 previously redeemed, at any time after the
                                 issue date, into shares of our common stock at
                                 a conversion rate of        shares of common
                                 stock for each share of Series D convertible
                                 preferred stock, representing a conversion
                                 price of $     per share of common stock,
                                 subject to adjustment in certain events. On or
                                 after                , 2003, we may cause the
                                 conversion rights on the Series D convertible preferred stock to expire if the trading price of our common stock equals or exceeds 140% of the conversion price for a specific trading period. See "Description of the Series D
                                 Convertible Preferred Stock -- Expiration of
                                 Conversion Rights."


Liquidation preference........   $50 per share. See "Description of the Series D
                                 Convertible Preferred Stock -- Liquidation
                                 Preference."


Redemption....................   We are required to redeem the Series D
                                 convertible preferred stock on                ,
                                 2012, at a redemption price equal to the
                                 liquidation preference plus accumulated and
                                 unpaid dividends, if any, whether or not
                                 declared to the date of redemption. On or after
                                           , 2002 but before           , 2003,
                                 if the closing price of our common stock equals or exceeds 150% of the conversion price, currently equal to

                                    Page S-5A

                                 $     per share, for a specified trading
                                 period, we may redeem the Series D convertible preferred stock for cash, shares of our common
                                 stock or both at a redemption price of      %
                                 of the liquidation preference, plus accumulated and unpaid dividends to the redemption date. In addition to the payments in the previous sentence, holders will receive a payment equal to the present value of the dividends that would have been payable on the Series D convertible preferred stock from the redemption
                                 date to                , 2003. See "Description
                                 of the Series D Convertible Preferred
                                 Stock -- Redemption."



Voting rights.................   Except as required by law or as specified in
                                 the certificate of designation, the holders of the Series D convertible preferred stock will not be entitled to any voting rights.



                                 If:



                                 - payments of dividends on the Series D
                                   convertible preferred stock are in arrears and unpaid for an aggregate of six or more quarterly dividend payments;



                                 - the Series D convertible preferred stock is
                                   not redeemed as required on              ,
                                   2012; or



                                 - the Series D convertible preferred stock is
                                   not repurchased as required following a
                                   Non-Stock Change of Control;



                                 then, the holders of the Series D convertible preferred stock, together with holders of other series of preferred stock having similar rights, will be entitled to elect the lesser of two directors to our board of directors or that number of directors constituting at least 25% of our board of directors, until all dividend arrearages have been paid or the Series D convertible preferred stock is redeemed. See "Description of the Series D Convertible Preferred Stock -- Voting Rights."



Change of control.............   Following a Non-Stock Change of Control, we
                                 must offer to repurchase the Series D
                                 convertible preferred stock at 100% of the liquidation preference plus accumulated and unpaid dividends to the date of repurchase.
                                 Upon the occurrence of a Common Stock Change of Control, we will adjust the conversion price.
                                 The terms "Non-Stock Change of Control" and
                                 "Common Stock Change of Control" are defined in "Description of the Series D Convertible
                                 Preferred Stock -- Change of Control."



Ranking.......................   The Series D convertible preferred stock will
                                 be, with respect to dividends and upon
                                 liquidation, dissolution or winding-up:



                                 - junior to all our existing and future debt
                                   obligations;



                                 - junior to each class of capital stock or
                                   series of preferred stock, the terms of which expressly provide that it ranks senior to the Series D convertible preferred stock;

                                    Page S-5B

                                 - on a parity with the Series B convertible
                                   preferred stock and Series C convertible preferred stock and each other class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks on a parity with the Series D convertible preferred stock; and



                                 - senior to all classes of our common stock and
                                   each other class of capital stock or series of preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series D convertible preferred stock.


                                 See "Description of the Series D Convertible
                                 Preferred Stock--Ranking."


Proposed Nasdaq National
Market symbol.................   MGCD


Use of proceeds...............   Capital expenditures related to the purchase
                                 and installation of DSL and other
                                 communications equipment, market expansion and for general corporate purposes, including working capital to fund our expanding sales, marketing and product development efforts.


Concurrent offering...........   Concurrently with this offering, and by
                                 separate prospectus, we are offering to sell
                                 4,438,594 shares of common stock and some of our stockholders are offering to sell 61,406 shares of common stock. The completion of this offering and the concurrent offering are not dependent on one another.

                                    Page S-5C

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                                   NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                   ----------------------------   --------------------
                                                    1996      1997       1998       1998        1999
                                                    ----      ----       ----       ----        ----
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues...............................  $     1   $ 3,791   $ 18,249   $ 11,772    $ 34,922
Cost of operating revenues, excluding
  depreciation...................................      305     3,928     17,129     10,575      31,449
Selling, general and administrative expenses.....      841     6,440     17,877     11,250      27,469
Loss from operations.............................   (1,554)   (7,851)   (21,995)   (13,202)    (36,402)
Net loss.........................................   (1,491)  (10,836)   (32,065)   (22,293)    (44,744)
Basic and diluted loss per share of common
  stock..........................................  $ (2.11)  $ (1.30)  $  (2.26)  $  (1.69)   $  (2.50)



                                                                      AS OF SEPTEMBER 30, 1999
                                                         --------------------------------------------------
                                                          ACTUAL    AS ADJUSTED(1)   AS FURTHER ADJUSTED(2)
                                                         --------   --------------   ----------------------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and investments
  available-for-sale, excluding restricted
  investments..........................................  $178,961     $  323,994           $  531,073
Restricted investments.................................    30,375         30,375               30,375
Property and equipment, net............................   151,159        151,159              151,159
Total assets...........................................   381,814        526,847              733,926
Long-term debt.........................................   157,677        157,677              157,677
Series B convertible preferred stock...................    46,663         46,663               46,663
Series C convertible preferred stock...................        --             --               34,500
Series D convertible preferred stock...................        --        145,033              145,033
Stockholders' equity...................................   134,394        134,394              306,973



                                                                                   NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                 ------------------------------   --------------------
                                                  1996       1997        1998       1998        1999
                                                  ----       ----        ----       ----        ----
                                                                (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(3)......................................  $(1,145)  $  (6,577)  $(16,757)  $(10,053)   $(23,996)
Cash flows used in operating activities........     (942)     (4,490)   (24,184)    (9,073)    (29,226)
Cash flows used in investing activities........   (2,287)   (135,491)   (77,715)   (92,948)    (54,784)
Cash flows provided by financing activities....   11,126     177,138     68,731     68,387     165,348
Insufficiency of earnings to cover combined
  fixed charges and preferred stock
  dividends(4).................................    1,491      11,024     35,104     22,593      43,818
Capital expenditures...........................    3,659      22,641     97,101     67,136      47,135
OPERATING DATA AT END OF PERIOD:
Total access lines in service..................       50      15,590     47,744     35,246     117,210
Central office collocation sites...............        9          25        207         85         288
Switches in service............................        1           3          7          4           7
Number of sales personnel
  Field sales..................................        7          23         50         39          95
  Inside sales.................................       --          --         31         53          33
                                                 -------   ---------   --------   --------    --------
         Total sales personnel.................        7          23         81         92         128


---------------

(1) Gives effect to the sale of 3,000,000 shares of Series D convertible preferred stock in this offering.



(2) Gives effect to the sale of 3,000,000 shares of Series D convertible preferred stock in this offering, the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999 and the sale of 4,438,594 shares of common stock in the concurrent offering.



(3) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts,

                                    Page S-6A
    investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.


(4) For purposes of calculating the insufficiency of earnings to cover combined fixed charges and preferred stock dividends: earnings consist of loss before income taxes plus fixed charges excluding capitalized interest and preferred stock dividends and fixed charges consist of interest expensed and capitalized, plus amortization of deferred financing costs, debt discount, preferred stock dividends and a portion of rent expense under operating leases deemed by us to represent an interest factor.

                                    Page S-6B

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE


     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could fluctuate widely in response to a variety of factors, including:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.


     In addition, the Nasdaq National Market, where many publicly held communications companies like us are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. The volatility of the trading price of our common stock may impact the trading price of our Series D convertible preferred stock.



FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE



     Our stock price will likely decline if the supply of our stock being sold in the open market exceeds the demand for our stock. Substantially all of our common stock is currently eligible for sale in the open market. The shares of common stock which may be issued in the concurrent offering or upon conversion of or as dividends on the Series D convertible preferred stock will also be freely tradeable. In addition, shares of our common stock issued upon exercise of stock options are freely tradeable under a currently effective registration statement. Sales and potential sales of substantial amounts of our common stock in the open market could cause the market price for our common stock and preferred stock to fall. See "Description of Securities -- Shares Eligible for Future Sale."



     The holders of some of our outstanding shares of common stock and convertible securities have demand registration rights which if exercised could result in a registration statement covering shares of common stock being filed by us. These holders also have the right to have shares of common stock included in any registration statement filed by us in the future. See "Description of Securities -- Registration Rights of Security Holders."


                                    Page S-15

OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS



     For a discussion of risks presented by our ability and the ability of others on whom we rely to successfully make computer systems and other technology Year 2000 compliant, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000" in this prospectus.



SOME PROVISIONS OF NEVADA LAW AND OUR ARTICLES OF INCORPORATION AND BY-LAWS COULD DISCOURAGE A TAKEOVER OF OUR COMPANY AND ADVERSELY AFFECT THE PRICE OF OUR STOCK



     After completion of this offering and the concurrent offering, our board of directors will have the authority to issue up to 40,022,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our capital stock may be adversely affected by the rights of the holders of any class of preferred stock that may be issued in the future. The issuance of future classes of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Other than the Series C convertible preferred stock and Series D convertible preferred stock, we have no current plans to issue shares of preferred stock.



     We are also subject to provisions of Nevada law which could have the effect of delaying, deterring or preventing a change of control of our company. In addition, our articles of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. See "Description of Securities -- Control Share Acquisitions," "-- Anti-Takeover Provisions of Articles of Incorporation," "-- Board of Directors," and "-- Stockholder Action and Special Meetings."



YOU CANNOT BE CERTAIN AS TO HOW THE PROCEEDS OF THIS OFFERING WILL BE APPLIED


     Our management will have broad discretion over the use of the proceeds raised in this offering, and you must rely on the judgment of management in the application of the proceeds. Please see "How We Intend to Use the Proceeds of this Offering" for more information related to our financing plan.


OUR FAILURE TO OBTAIN STATE REGULATORY APPROVAL BEFORE THIS OFFERING IS COMPLETED MAY HAVE ADVERSE CONSEQUENCES TO US



     Before issuing any equity, we must obtain the approval of the State of Georgia. Because of time constraints, we will not have obtained approval from the State of Georgia before closing this offering. After consultation with counsel, we believe the approval will be granted and that seeking approval after this offering should not result in any material adverse consequences to us, although we cannot assure you of a favorable result.



PAYMENT OF DIVIDENDS IN SHARES OF COMMON STOCK MAY NOT RESULT IN STATED DIVIDEND YIELD



     We expect to pay dividends in the form of our common stock. The number of shares of common stock to be issued on each dividend payment date will be determined by dividing the total dividend to be paid on all outstanding shares of Series D convertible preferred stock by 95% of the average closing prices for our common stock during a specified period before the dividend payment date. If the market price of common stock during the specified period is higher than the market price for the common stock on the dividend payment date and you sell your common stock at the lower price, your actual dividend yield could be lower than the stated dividend yield on the Series D convertible preferred stock. In addition, you are likely to incur commissions and other transaction costs in connection with the sale of the common stock.


                                    Page S-16

THE SERIES D CONVERTIBLE PREFERRED STOCK IS SUBORDINATED TO ALL OUR LIABILITIES AND RANKS EQUALLY WITH OUR OUTSTANDING PREFERRED STOCK



     If we file for bankruptcy, liquidate or wind up our business, our assets will be available to pay obligations on the Series D convertible preferred stock only after all indebtedness and other liabilities, including our existing senior secured notes, have been paid. In addition, any remaining assets will be, after payment of any accrued and unpaid dividends, shared ratably among the holders of our Series D convertible preferred stock, Series B convertible preferred stock and, when issued, our Series C convertible preferred stock and any other parity security. There may not be sufficient assets remaining to pay amounts due on any or all of the Series D convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and any other parity security then outstanding. As of September 30, 1999, the Series D convertible preferred stock would have been junior in right of payment to our $157.7 million of long-term debt and would have ranked equally in right of payment with $84.4 million of liquidation preference of Series B convertible preferred stock and Series C convertible preferred stock (assuming the Series C convertible preferred stock had been issued on that date).



OUR SERIES D CONVERTIBLE PREFERRED STOCK IS A NEW ISSUE OF SECURITIES AND HAS NEVER BEEN PUBLICLY TRADED



     Before this offering, there has been no trading market for the Series D convertible preferred stock. We have applied to have the Series D convertible preferred stock listed for quotation on the Nasdaq National Market; however, no assurance can be given as to the liquidity of, or trading market for, the Series D convertible preferred stock. If an active market for the Series D convertible preferred stock fails to develop or be sustained, the trading price of the Series D convertible preferred stock could be materially adversely affected.



OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS



     This prospectus contains "forward-looking statements," which you can generally identify by our use of forward-looking words including "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing:



     - our plans and strategies;



     - our anticipation of profitability or cash flow from operations;



     - the development of our business;



     - the expected market for our services and products;



     - our anticipated capital expenditures;



     - changes in regulatory requirements; and



     - other statements contained in this prospectus regarding matters that are not historical facts.



     We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to, those described above.


                                    Page S-17

               HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING


     The net proceeds we receive from the sale of the Series D convertible preferred stock we are offering are estimated to be approximately $145.0 million, after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive $166.9 million if the over-allotment granted to the underwriters with respect to the Series D convertible preferred stock is exercised in full.



     The net proceeds we receive from the sale of the 4,438,594 shares of common stock being offered concurrently with this offering are estimated to be approximately $172.6 million, based on an assumed offering price of $41.06 per share, the closing price of our common stock on December 27, 1999, and after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive approximately $198.9 million if the over-allotment option granted to the underwriters with respect to the common stock is exercised in full.


     Neither this offering nor the concurrent offering of common stock are conditioned on the other and one offering may be completed without the other.


     We intend to use the net proceeds from both offerings, as follows:



Capital expenditures related to the purchase and
  installation of DSL and other communications
  equipment                                             $157.0 million
                                                        --------------
Market expansion and general corporate purposes,
including working capital to fund expanded sales,
marketing and product development efforts               $160.6 million



     However, management will have broad discretion in determining the uses and exact amounts for each use of the net proceeds. In addition, we may use a portion of the net proceeds for acquisitions, although we are not involved in any acquisition negotiations at this time. See "Risk Factors -- We will face additional risks if we acquire other businesses" and "Risk Factors -- You cannot be certain as to how the proceeds of this offering will be applied."


     Pending use of the net proceeds as described above, we intend to invest them in short-term, investment grade securities.

                                DIVIDEND POLICY


     We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors considers relevant. In addition, the terms of our outstanding indebtedness and preferred stock restrict our ability to pay cash dividends on our common stock and preferred stock.


                                    Page S-18

                                 CAPITALIZATION


     The following table shows our capitalization as of September 30, 1999, (A) on an actual basis, (B) as adjusted to reflect the sale of the 3,000,000 shares of Series D convertible preferred stock we are offering by means of this prospectus, and (C) as further adjusted to reflect the sale of the 3,000,000 shares of Series D convertible preferred stock we are offering by means of this prospectus, the sale of 1,250,000 shares of Series C convertible preferred stock which is expected to close in December 1999, and the sale of 4,438,594 shares of common stock we are offering in the concurrent offering.


     You should read this table with our financial statements and the related notes appearing elsewhere in this prospectus.


                                                               SEPTEMBER 30, 1999
                                               --------------------------------------------------
                                                ACTUAL    AS ADJUSTED(1)   AS FURTHER ADJUSTED(2)
                                               --------   --------------   ----------------------
                                                             (DOLLARS IN THOUSANDS)
Cash and cash equivalents and investments
  available-for-sale, excluding restricted
  investments................................  $178,961     $ 323,994            $ 531,073
Restricted investments.......................    30,375        30,375               30,375
                                               --------     ---------            ---------
  Total cash and cash equivalents,
     investments available-for-sale and
     restricted investments..................  $209,336     $ 354,369            $ 561,448
                                               ========     =========            =========
13% senior secured notes due 2004............  $157,125     $ 157,125            $ 157,125
Other long-term debt.........................       552           552                  552
Series B convertible preferred stock.........    46,663        46,663               46,663
Series C convertible preferred stock.........        --            --               34,500
Series D convertible preferred stock.........        --       145,033              145,033
Stockholders' equity:
  Common stock, $0.001 par value, 60,000,000
     shares authorized, 22,800,920
     outstanding actual and as adjusted and
     27,239,514 as further adjusted..........        23            23                   27
  Additional paid-in-capital.................   227,955       227,955              400,530
  Accumulated deficit........................   (91,062)      (91,062)             (91,062)
  Less: treasury stock.......................       (76)          (76)                 (76)
  Accumulated other comprehensive income.....      (360)         (360)                (360)
  Notes receivable from stockholders for
     issuance of common stock................    (2,086)       (2,086)              (2,086)
                                               --------     ---------            ---------
  Total stockholders' equity.................   134,394       134,394              306,973
                                               --------     ---------            ---------
Total capitalization.........................  $338,734     $ 483,767            $ 690,846
                                               ========     =========            =========


-------------------------

(1) Gives effect to the sale of 3,000,000 shares of Series D convertible preferred stock in this offering.



(2) Gives effect to the sale of 3,000,000 shares of Series D convertible preferred stock in this offering, the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999 and the sale of 4,438,594 shares of common stock in the concurrent offering.

                                    Page S-19

                           [INTENTIONALLY LEFT BLANK]

                                    Page S-20

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     You should read the following selected consolidated financial and operating data with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which can be found elsewhere in this prospectus. The selected consolidated statement of operations data presented below for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by KPMG LLP (1996) and Arthur Andersen LLP (1997 and 1998), independent auditors.



                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                            ----------------------------   ----------------------
                                                            1996(1)    1997       1998       1998         1999
                                                            -------   -------   --------   ---------    ---------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
STATEMENT OF OPERATIONS DATA:
Operating revenues........................................  $     1   $ 3,791   $ 18,249   $  11,772    $  34,922
Cost of operating revenues, excluding depreciation........      305     3,928     17,129      10,575       31,449
Selling, general and administrative expenses..............      841     6,440     17,877      11,250       27,469
Loss from operations......................................   (1,554)   (7,851)   (21,995)    (13,202)     (36,402)
Net loss..................................................   (1,491)  (10,836)   (32,065)    (22,293)     (44,744)
Basic and diluted loss per share of common stock..........  $ (2.11)  $ (1.30)  $  (2.26)  $   (1.69)   $   (2.50)



                                           AS OF DECEMBER 31,                      AS OF SEPTEMBER 30, 1999
                                      -----------------------------   --------------------------------------------------
                                      1996(1)     1997       1998      ACTUAL    AS ADJUSTED(2)   AS FURTHER ADJUSTED(3)
                                      -------   --------   --------   --------   --------------   ----------------------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and
investments, excluding restricted
investments.........................  $ 7,897   $102,764   $ 84,949   $178,961     $ 323,994            $ 531,073
Restricted investments..............       --     57,574     39,379     30,375        30,375               30,375
Property and equipment, net.........    3,250     24,617    116,380    151,159       151,159              151,159
Total assets........................   12,339    191,977    252,119    381,814       526,847              733,926
Long-term debt......................       --    156,637    157,295    157,677       157,677              157,677
Series A convertible preferred
  stock.............................       --     16,665         --         --            --                   --
Series B convertible preferred
  stock.............................       --         --         --     46,663        46,663               46,663
Series C convertible preferred
  stock.............................       --         --         --         --            --               34,500
Series D convertible preferred
  stock.............................       --         --         --         --       145,033              145,033
Stockholders' equity................   10,792      8,976     63,260    134,394       134,394              306,973



                                                                                             NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                          ------------------------------   ----------------------
                                                          1996(1)     1997        1998       1998         1999
                                                          -------   ---------   --------   ---------    ---------
                                                                          (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(4)...............................................  $(1,145)  $  (6,577)  $(16,757)  $ (10,053)   $ (23,996)
Cash flows used in operating activities.................     (942)     (4,490)   (24,184)     (9,073)     (29,226)
Cash flows used in investing activities.................   (2,287)   (135,491)   (77,715)    (92,948)     (54,784)
Cash flows provided by financing activities.............   11,126     177,138     68,731      68,387      165,348
Insufficiency of earnings to cover combined fixed
  charges and preferred stock dividends(5)..............    1,491      11,024     35,104      22,593       43,818
Capital expenditures....................................    3,659      22,641     97,101      67,136       47,135
OPERATING DATA AT END OF PERIOD:
Total access lines in service...........................       50      15,590     47,744      35,246      117,210
Central office collocation sites........................        9          25        207          85          288
Switches in service.....................................        1           3          7           4            7
Number of sales personnel
    Field sales.........................................        7          23         50          39           95
    Inside sales........................................       --          --         31          53           33
                                                          -------   ---------   --------   ---------    ---------
         Total..........................................        7          23         81          92          128


---------------


(1) No data is presented for periods before 1996 since we commenced our operation in December 1996 and no revenues or expenses were recognized and no cash transactions occurred between our inception on October 16, 1995 and December 31, 1995.



(2) Gives effect to the sale of 3,000,000 shares of Series D convertible preferred stock in this offering.


                                   Page S-21A

(3) Gives effect to the sale of 3,000,000 shares of Series D convertible preferred stock in this offering, the sale of 1,250,000 shares of Series C convertible preferred stock, which are expected to be issued in December 1999, and the sale of 4,438,594 shares of common stock in the concurrent offering.



(4) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.



(5) For purposes of calculating the insufficiency of earnings to cover combined fixed charges and preferred stock dividends: earnings consist of loss before income taxes plus fixed charges excluding capitalized interest and preferred stock dividends and fixed charges consist of interest expensed and capitalized, plus amortization of deferred financing costs, debt discount, preferred stock dividends and a portion of rent expense under operating leases deemed by us to represent an interest factor.


                                   Page S-21B

                             PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS


     The following table shows information known to us with respect to beneficial ownership of common stock as of December 27, 1999, by (A) each director, (B) all executive officers and directors as a group and (C) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock.



                                                           NUMBER OF SHARES        PERCENT OF
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED(1)    OWNERSHIP(1)
------------------------                                 ---------------------    ------------
Providence Equity Partners III LLC(2)..................        5,003,969              17.7%
Maurice J. Gallagher, Jr., chairman of the board and
  director(3)..........................................        3,300,608              14.2%
David Kronfeld, director(4)............................        2,061,070               8.5%
Timothy P. Flynn, director(5)..........................          898,500               3.9%
Rolla P. Huff, president, chief executive officer and
  director.............................................          150,000                 *
Jack L. Hancock, director(6)...........................           37,200                 *
Thomas Neustaetter, director...........................            8,800                 *
Mark J. Masiello, director(7)..........................               --                --
Paul J. Salem, director(7).............................               --                --
All executive officers and directors as a group (19
  persons) (3)(4)(5)(6)(7)(8)..........................        6,975,982              28.7%


-------------------------
  *  Less than 1% of total.
 (1) In accordance with the Commission's rules, each beneficial owner's holdings have been calculated assuming the full exercise of options and the conversion of all shares of convertible preferred stock held by the holder which are currently exercisable or convertible or which will become exercisable or convertible within 60 days after the date indicated and no exercise of options or conversion of preferred stock held by any other person.


 (2) Includes 4,111,112 shares of Series B convertible preferred stock and 892,857 shares of Series C convertible preferred stock subject to an agreement to purchase. The shares of Series B convertible preferred stock are, and the shares of Series C convertible preferred stock will be, convertible into common stock on a one-for-one basis. The address of this beneficial owner is 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.


 (3) Includes options to purchase 40,000 shares of common stock which are presently exercisable and 3,170,878 shares of common stock owned by the various partnerships, trusts or corporations with respect to which Mr. Gallagher is a general partner, beneficiary and/or controlling stockholder. Also includes 44,730 shares owned by a trust for the benefit of Mr. Gallagher's minor children with respect to which Mr. Gallagher disclaims any beneficial ownership interest. Mr. Gallagher's address is 3291 N. Buffalo Drive, Las Vegas, Nevada 89129.


 (4) Includes 1,139,571 shares of common stock, 555,556 shares of Series B convertible preferred stock and 357,143 shares of Series C convertible preferred stock subject to an agreement to purchase, all of which are owned by partnerships in which Mr. Kronfeld is a general partner or manager of a general partner. The shares of Series B convertible preferred stock are, and the shares of Series C convertible preferred stock will be, convertible into common stock on a one-for-one basis. Mr. Kronfeld's address is JK&B Management, L.L.C., 205 North Michigan, Suite 808, Chicago, Illinois 60601.



 (5) Includes options to purchase 7,200 shares which are presently exercisable or will become exercisable within 60 days after the date of this prospectus and 102,000 shares of common stock owned by various partnerships or corporations with respect to which Mr. Flynn is a general partner and/or controlling stockholder.


                                    Page S-50

 (6) Includes options to purchase 7,200 shares that are presently exercisable or will become exercisable within 60 days after the date of this prospectus.



 (7) Excludes 4,111,112 shares of Series B convertible preferred stock owned by, and 892,857 shares of Series C convertible preferred stock subject to an agreement to purchase by, Providence Equity Partners III L.P. and its affiliates. Mr. Masiello and Mr. Salem disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the general partner of Providence Equity Partners III L.P.



(8) Includes options to purchase 94,200 shares owned by executive officers not named above which are presently exercisable or which will become exercisable within 60 days after the date of this prospectus.


                                    Page S-51

This indemnification is to be provided only if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to our best interests. With respect to criminal actions, the indemnification is to be provided only if the person had no reasonable cause to believe the person's conduct was unlawful.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or other controlling persons under the foregoing provisions, we have been informed that in the opinion of the SEC indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


ANTI-TAKEOVER PROVISIONS OF ARTICLES OF INCORPORATION


     Our articles of incorporation authorize our board of directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more designated series or classes. As of November 19, 1999, 5,278,000 shares of preferred stock have been designated as Series B preferred stock, 5,277,779 shares of Series B preferred stock were outstanding and we have agreed to authorize and issue 1,250,000 shares of Series C preferred stock. We may also issue up to 3,450,000 shares of Series D convertible preferred stock in this offering. We previously issued 6,571,427 shares of Series A convertible preferred stock which reverted to authorized but unissued shares of preferred stock when we closed our initial public offering of common stock. Our board of directors, without approval of the stockholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation and other provisions of a particular series of preferred stock, which could, among other things, adversely affect the voting power or other rights of the holders of our outstanding capital stock and, under some circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company. Our board of directors has no present intention to authorize the issuance of any additional series of preferred stock other than the Series C preferred stock and the Series D convertible preferred stock being offered.


BOARD OF DIRECTORS


     Our by-laws provide that our board of directors is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Because only one class of directors stands for election or re-election each year, classifying our board of directors prevents persons seeking to acquire control of our company from electing more than a minority of directors in any year, thereby delaying, deferring or preventing a change in control. Our by-laws provide that our board of directors shall consist of between three and nine members, with the exact number to be determined from time to time by our board of directors. Our board of directors currently consists of eight directors and, as a result, the size of each class is two or three.


STOCKHOLDER ACTION AND SPECIAL MEETINGS


     Our by-laws provide that:


     - all action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and


     - the number of directors is set by resolution of our board of directors.



These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. Our by-laws provide that special meetings of stockholders may be called by the board of directors, the chairman of the board, the president or the holders of at least a majority of the shares of our common stock issued and outstanding and entitled to vote.


                                    Page S-59

     No adjustment of the Conversion Price will be required to be made:



        - until cumulative adjustments amount to one percent of the Conversion Price, or



        - with respect to rights, options or warrants issued pursuant to certain of our employee benefit plans.



     We also may from time to time decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during the period. We will give at least 15 days' notice of any such decrease. In addition, we will be permitted to reduce the Conversion Price in order to make any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock not taxable to the recipients. If we elect to reduce the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations, if and to the extent they are applicable. See "Federal Tax Considerations."



     If at any time we distribute property to our stockholders and the distribution would be taxable as a dividend for federal income tax purposes and, pursuant to the antidilution provisions described above or under the caption
"-- Change of Control," the Conversion Price of the Series D convertible preferred stock is reduced, the reduction may be deemed to be the receipt of taxable income by holders of the Series D convertible preferred stock. See "Federal Tax Considerations."



     If we distribute rights, options or warrants, other than those referred to in clause 2 above, to all holders of common stock, so long as the rights, options or warrants have not expired or been redeemed, the holder of any shares of Series D convertible preferred stock surrendered for conversion will be entitled to receive a number of rights, options or warrants equal to:



          (1) for each share of common stock issued upon conversion of the Series D convertible preferred stock, the number of rights, options or warrants which a holder of a share of common stock is then entitled, if the conversion occurs on or before the distribution of separate certificates evidencing the rights, options or warrants, and



          (2) the number of rights, options or warrants which the holder of Series D Convertible Preferred Stock would have received had the holder converted the Series D convertible preferred stock into common stock immediately before the distribution of certificates, if the conversion occurs after the distribution of certificates evidencing the rights, options or warrants.



     Except as stated above or under the caption "-- Change of Control," the Conversion Price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.



     In case of:



          (1) our merger or consolidation;



          (2) any sale or transfer to another corporation of our property as an entirety or substantially as an entirety; or



          (3) any statutory exchange of securities with another corporation, other than in connection with a merger or acquisition (each of the above, an "Exchange Event");



there will be no adjustment of the Conversion Price unless the Exchange Event causes a Common Stock Change of Control (as defined under the caption "-- Change of Control").



     Upon the occurrence of an Exchange Event, other than a merger or consolidation in which:



          (1) we are the continuing corporation, and


                                    Page S-67

                           FEDERAL TAX CONSIDERATIONS


     The following is a summary of the material U.S. federal tax considerations relevant to the purchase, ownership and disposition of our Series D convertible preferred stock and common stock. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly on a retroactive basis. This summary applies only to investors who hold our Series D convertible preferred stock or common stock as capital assets, within the meaning of section 1221 of the Internal Revenue Code. This summary does not discuss the tax consequences to special classes of investors, including:



     - brokers or dealers in securities or currencies,



     - financial institutions,



     - tax-exempt entities,



     - life insurance companies,



     - persons holding our Series D convertible preferred stock or common stock as a part of a hedging, short sale or conversion transaction or a straddle,



     - investors whose functional currency is not the United States dollar,



     - persons who hold our Series D convertible preferred stock or common stock through partnerships or other pass-through entities, or



     - except as specifically noted, foreign holders and certain U.S.
       expatriates.



     State, local and foreign tax consequences of ownership of our Series D convertible preferred stock and common stock are not summarized.



     We have not requested, and do not intend to request, any rulings from the Internal Revenue Service concerning the federal tax consequences of an investment in our Series D convertible preferred stock or common stock. You are advised to consult with your own tax advisor regarding the consequences of acquiring, holding or disposing of our Series D convertible preferred stock or common stock in light of current tax laws, your particular investment circumstances, and the application of state, local and foreign tax laws.



     When we refer in the summary to a "United States Holder," we mean a beneficial owner of Series D convertible preferred stock or common stock that is:



     - a citizen or resident of the United States for United States federal income tax purposes;



     - a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;



     - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or



     - a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.



     When we refer in the summary to a "Non-United States Holder," we mean a beneficial owner of Series D convertible preferred stock or common stock that is not a United States Holder.


                                   Page S-71B

UNITED STATES HOLDERS

  Distributions


     We have the right to pay distributions on the Series D convertible preferred stock in cash or in shares of our common stock. If we distribute our common stock, the distribution will be subject to federal income tax to the same extent as a cash distribution. The amount of the distribution for federal income tax purposes will be the fair market value of the common stock on the date the distribution is paid, which may be different than the price we used to determine the number of shares of common stock to be distributed in payment of the dividend.



     A cash distribution on the Series D convertible preferred stock or common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to the distribution as determined under U.S. federal income tax principles. The amount of our earnings and profits at any time will depend upon our future actions and financial performance. If the amount of the distribution exceeds our current and accumulated earnings and profits allocable to the distribution, the distribution will be treated as a nontaxable return of capital and will be applied against and reduce your adjusted tax basis in the stock, but not below zero. The reduction in tax basis will increase the amount of any gain, or reduce the amount of any loss, which you would otherwise realize on the sale or other taxable disposition of the stock. If the distribution exceeds both our current and accumulated earnings and profits allocable to the distribution and your adjusted tax basis in your stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on your holding period for the stock.



     Corporate investors in our Series D convertible preferred stock or common stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of the dividends-received deduction, including:



     - the 46-day holding period required by section 246(c) of the Internal Revenue Code,



     - the rules in section 246A of the Internal Revenue Code that reduce the dividends-received deduction for dividends on certain debt-financed stock, and



     - the rules in section 1059 of the Internal Revenue Code that reduce the basis of stock in respect of certain extraordinary dividends.



Corporate investors should also consider the effect of the dividends-received deduction on the determination of alternative minimum tax liability.



  Redemption for cash or common stock



     If we redeem our Series D convertible preferred stock for cash, the redemption will be taxable to you. The redemption generally will be treated as a sale or exchange if you do not own, actually or constructively within the meaning of section 318 of the Internal Revenue Code, any of our stock other than the redeemed Series D convertible preferred stock. If you do own, actually or constructively, other stock of ours, a cash redemption of your Series D convertible preferred stock may be taxable in accordance with the treatment described above for distributions. The treatment as a distribution will not apply if the redemption:


     (1) is "substantially disproportionate" with respect to you under section 302(b)(2) of the Internal Revenue Code, or

     (2) is "not essentially equivalent to a dividend" under section 302(b)(1) of the Internal Revenue Code.

                                   Page S-71C

A distribution to you will be "not essentially equivalent to a dividend" if it results in a meaningful reduction in your stock interest in us, which should be the case if:



     - your proportionate ownership interest, taking into account any actual ownership of stock and any stock constructively owned, is reduced,



     - your relative stock interest in us is minimal, and



     - you exercise no control over our business affairs.



     If a cash redemption of your Series D convertible preferred stock is treated as a sale or exchange, it will result in capital gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in the Series D convertible preferred stock redeemed, except to the extent that the redemption price includes unpaid dividends which we declare before the redemption. The capital gain or loss will be long term if you have held the Series D convertible preferred stock for more than one year. Any cash you receive in discharge of dividend arrearages on the Series D convertible preferred stock will be treated as a distribution on the Series D convertible preferred stock to the extent of the dividends in arrears, taxable in accordance with the treatment described above for distributions.



     If the cash you receive on redemption of your Series D convertible preferred stock is taxed as a dividend, your tax basis (reduced for amounts, if any, treated as return of capital) in the redeemed Series D convertible preferred stock will be transferred to any remaining other stock of ours you own, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under section 1059 of the Internal Revenue Code in an amount equal to the nontaxed portion of the dividend. If you do not actually own any other of our stock, having a remaining stock interest only constructively, you may lose the benefit of your tax basis in the Series D convertible preferred stock but the tax basis may be shifted to the stock of the related person whose stock you constructively own.



     If we redeem our Series D convertible preferred stock for common stock, the exchange should constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. You will not recognize gain or loss on the exchange unless some of the common stock is received in discharge of dividend arrearages, in which case the redemption will be treated as a distribution on the Series D convertible preferred stock to the extent of the dividends in arrears. The amount constituting a distribution will be taxed as a dividend to the extent of our current or accumulated earnings and profits allocable to the distribution, in accordance with the treatment described above for distributions. Your tax basis in our common stock received pursuant to the redemption generally will equal your tax basis in the Series D convertible preferred stock surrendered in exchange, and your holding period for the common stock generally will include the period you held your Series D convertible preferred stock. However, the tax basis of common stock received in discharge of dividend arrearages will be its fair market value on the date received and the holding period of that stock will commence on the day after its receipt. If you receive cash instead of a fractional share of common stock, you will be treated for federal income tax purposes as if you had received the fractional share and then we redeemed it for cash. That deemed redemption should result in capital gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in the fractional share of common stock redeemed.



     If we redeem our Series D convertible preferred stock for common stock and cash (other than cash paid instead of a fractional share of common stock), you will not recognize any loss on the exchange. You may recognize gain on the exchange to the extent the amount of cash and the fair market value of the common stock received (other than any amount treated as received in discharge of dividend arrearages) exceeds your adjusted tax basis in the Series D convertible preferred stock redeemed; however, the gain you recognize will be limited to the amount of cash you receive. This


                                   Page S-71D
gain should generally be capital gain, but it may be treated as dividend income if a redemption of your Series D convertible preferred stock for cash would have been treated as "essentially equivalent to a dividend" as described above.



     Under certain circumstances, section 305(c) of the Internal Revenue Code requires that any excess of the redemption price of preferred stock over its issue price be treated as constructively distributed on a periodic basis prior to actual receipt. These rules will apply to the mandatory redemption if the liquidation preference of the Series D convertible preferred stock exceeds the issue price by more than .25% of the liquidation preference multiplied by the number of complete years to the mandatory redemption date. The constructive distribution rules will not apply to our provisional redemption rights if:



     - you are not "related" to us within the meaning of Treasury regulations under section 305(c),



     - there are no plans, arrangements or agreements that effectively require or are intended to compel us to exercise our provisional redemption rights, and



     - our exercise of the right to redeem would not reduce the yield of the Series D convertible preferred stock, as determined under the regulations.


We intend to take the position that the existence of our provisional redemption rights does not result in a constructive distribution under section 305(c).

  Conversion


     You generally will not recognize gain or loss on conversion of shares of Series D convertible preferred stock into our common stock, except with respect to any cash paid for fractional shares of common stock. However, you may recognize gain or dividend income to the extent there are dividends in arrears on your stock at the time of conversion into common stock. Your tax basis in the common stock received upon conversion of Series D convertible preferred stock generally will be equal to your tax basis in the Series D convertible preferred stock converted and the holding period of the common stock generally will include your holding period for the Series D convertible preferred stock. However, the tax basis of any common stock received on conversion which is treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of that common stock will commence on the day after its receipt.



     You may be deemed to have received a constructive distribution of stock taxable as a dividend if the conversion ratio of the Series D convertible preferred stock is adjusted to reflect a cash or property distribution on our common stock or to prevent dilution in the case of certain issuances of rights or warrants to purchase common stock at below market prices. Although an adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest in our company generally will not be considered to result in a constructive distribution of stock, some of the possible adjustments could trigger this rule. If a nonqualifying adjustment is made, or if we fail to make an adjustment in certain cases, you might be deemed to have received a taxable stock dividend. If so, the amount of the dividend to be included in income would be the fair market value of the additional common stock to which you would be entitled by reason of the increase in your proportionate equity interest in our company.


  Sale or other taxable disposition


     If you sell or dispose of your Series D convertible preferred stock or common stock in a taxable transaction other than a redemption or conversion by us, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and your tax basis in the Series D convertible preferred stock or common stock. The gain or loss will be long-term capital gain or loss if your holding period for the stock exceeds one year. For corporate


                                   Page S-71E
taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains -- the excess of the taxpayer's net long-term capital gains over his net short-term capital losses -- are subject to a maximum tax rate of 20%.


NON-UNITED STATES HOLDERS

  Distributions


     Distributions received by you as a Non-United States Holder in respect of the Series D convertible preferred stock, whether in cash or shares of common stock, and distributions in respect of common stock, to the extent considered dividends for U.S. federal income tax purposes, generally will be subject to withholding of United States federal income tax at a 30% rate or at a lower rate specified by an applicable income tax treaty, unless the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to a United States permanent establishment you maintain. For distributions of common stock, any amounts we withhold will reduce the value of the common stock distributed to you. If the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to your United States permanent establishment, the dividend will be subject to federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax.



     In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business or, where a tax treaty applies, are attributable to your United States permanent establishment may, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate specified by an applicable income tax treaty.



     For purposes of obtaining a reduced rate of withholding under an income tax treaty, you will be required to provide information concerning your country of residence and entitlement to tax treaty benefits. If you claim exemption from withholding with respect to dividends effectively connected with your conduct of a business within the United States, you must provide appropriate certification, currently Internal Revenue Service Form 4224, to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax, you may obtain a refund of any excess withheld amounts by timely filing an appropriate claim for refund.



     If a distribution exceeds our current and accumulated earnings and profits allocable to the distribution, it will be treated first as a return of your tax basis in the stock to the extent of your basis and then as gain from the sale of a capital asset, which would be taxable as described below. Any withholding tax on distributions in excess of our current and accumulated earnings and profits is refundable to you upon the timely filing of an appropriate claim for refund with the Internal Revenue Service.



     Under currently applicable Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above, and, under the current interpretation of these Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations currently scheduled to be effective with respect to dividends paid after December 31, 2000, a Non-United States Holder of our stock who wishes to claim the benefit of an applicable treaty rate, and to avoid backup withholding as discussed below, will be required to satisfy applicable certification and other requirements. However, under either set of regulations, some payments to foreign partnerships and other fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty.


                                   Page S-71F

  Disposition of Series D convertible preferred stock or common stock



     Generally, you will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Series D convertible preferred stock or common stock. However, you will be subject to federal income tax on the gain if:


          (1) the gain is effectively connected with your United States trade or, if a tax treaty applies, attributable to your United States permanent establishment;


          (2) you are an individual who is a former citizen of the United States who lost United States citizenship within the preceding ten-year period, or a former long-term resident of the United States who relinquished United States residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax; or


          (3) you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of disposition and either (a) you have a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business you maintain in the United States.


     You will also be subject to federal income tax on any gain from the sale of our Series D convertible preferred stock or common stock if we are or have been a "United States real property holding corporation" within the meaning of section 897(c)(2) of the Internal Revenue Code at any time you held the stock, or within the 5-year period preceding the sale of the stock if you hold the stock for more than five years. We believe:



     - we are not now a "United States real property holding corporation,"



     - we have not been a "United States real property holding corporation" at any time since we were formed, and



     - it is unlikely we will become a "United States real property holding corporation."



If we were a "United States real property holding corporation" or were to become a "United States real property holding corporation," you would be subject to U.S. income tax on any gain from your sale of Series D convertible preferred stock or from your sale of common stock if you beneficially own, or owned at any time during the specified 5-year period, more than 5 percent of the total fair market value of the class of stock you sold.



  Redemption and conversion of Series D convertible preferred stock



     As a Non-United States Holder, you generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of Series D convertible preferred stock into common stock, except with respect to any cash paid instead of fractional shares of common stock, which would be subject to the rules described under "Disposition of Series D convertible preferred stock or common stock." However, you may recognize gain or dividend income to the extent there are dividends in arrears on the Series D convertible preferred stock at the time of conversion into common stock.



     A redemption of Series D convertible preferred stock may result in a capital gain or loss or dividend income. See "United States
Holders -- Redemption for cash or common stock." To the extent the redemption results in a dividend, the tax consequences are described in "Non-United States Holders -- Distributions." To the extent the redemption results in capital gain, the tax consequences are described in "Non-United States Holders -- Disposition of Series D convertible preferred stock or common stock."


                                   Page S-71G

  Federal estate taxes


     If you are an individual Non-United States Holder, Series D convertible preferred stock or common stock you hold or are treated as owning at the time of your death will be included in your United States gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     We generally will be required to report to certain holders of our Series D convertible preferred stock or common stock and to the Internal Revenue Service the amount of any dividends paid to the holder in each calendar year and the amounts of tax withheld, if any, with respect to the dividend payments. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which a Non-United States Holder resides under the provisions of an applicable income tax treaty.



     Each holder of Series D convertible preferred stock or common stock, other than an exempt holder such as:



     - a corporation, tax-exempt organization, qualified pension or profit-sharing trust,



     - an individual retirement account, or



     - a nonresident alien individual who provides certification as to his or her status as a nonresident,



will be required to provide, under penalties of perjury, a certification setting forth:



     - the holder's name, address, correct federal taxpayer identification number, and



     - a statement that the holder is not subject to backup withholding.


     If a nonexempt holder fails to provide the required certification, we will be required to withhold 31% of the amount otherwise payable to the holder, and remit the withheld amount to the Internal Revenue Service as a credit against the holder's federal income tax liability. However, no backup withholding will be required with respect to any payment subject to the 30% United States withholding tax discussed above. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

     The Internal Revenue Service has finalized Treasury regulations regarding the backup withholding and information rules which are effective for payments made after December 31, 2000, subject to certain transition rules. In general, these regulations unify certification procedures and forms and clarify and modify reliance standards. Among other provisions, these regulations also include the new provisions discussed below regarding sales of stock outside the United States by or for a broker. A Non-United States Holder should consult its own tax advisor regarding the application of the new regulations.


     Payment of the proceeds of a sale of Series D convertible preferred stock or common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Series D convertible preferred stock or common stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes:



     - a United States person,



     - a "controlled foreign corporation,"


                                   Page S-71H

     - a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, or



     - for taxable years beginning after December 31, 2000, a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting, but not backup withholding, unless



     - the broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or



     - the beneficial owner otherwise establishes an exemption.



     For payments after December 31, 2000, certification will be required in the case of the disposition of shares of Series D convertible preferred stock or common stock held in an offshore account if the disposition is made through a foreign broker described in the immediately preceeding paragraph.


     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


     The foregoing discussion is for general information and is not tax advice. Accordingly, each prospective holder of Series D convertible preferred stock or common stock should consult its tax advisor as to the particular tax consequences to it of the Series D convertible preferred stock and common stock, including the applicability and effect of any state, local or foreign income tax laws, and any recent or prospective changes in applicable tax laws.


                                   Page S-71I

                                  UNDERWRITING


     Under the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter named below, the number of shares set forth opposite the name of the underwriter.


                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
Goldman, Sachs & Co. .......................................
ING Barings LLC.............................................
Warburg Dillon Read LLC.....................................
                                                              ---------
  Total.....................................................  3,000,000
                                                              =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.



     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., ING Barings LLC and Warburg Dillon Read LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may
allow, and these dealers may reallow, a concession not in excess of $     per
share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.



     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional shares of Series D convertible preferred stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.



     Our officers and directors and certain other stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for the shares offered by this prospectus.



     In addition, we have agreed that, for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for:



     - the shares of Series D preferred stock offered by this prospectus;



     - the shares of common stock offered in the concurrent offering;



     - any shares of common stock which may be issued by us upon exercise of outstanding warrants and conversion of outstanding convertible preferred stock;


                                    Page S-72

     - any shares of common stock which may be issued as dividends on or upon the conversion of the Series D convertible preferred stock offered by this prospectus; and



     - shares issued and options granted under our existing stock option plan.



     Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.



     The common stock is quoted on the Nasdaq National Market under the symbol "MGCX". We have applied to have the Series D convertible preferred stock listed on the Nasdaq National Market under the symbol "MGCD".



     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Series D convertible preferred stock.


                                                              PAID BY US
                                                     -----------------------------
                                                     NO EXERCISE     FULL EXERCISE
                                                     ------------    -------------
Per share..........................................  $               $
Total..............................................  $               $


     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of Series D convertible preferred stock and/or common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Series D convertible preferred stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Series D convertible preferred stock in the open market after the distribution has been completed to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Series D convertible preferred stock and/or common stock made for the purpose of preventing or retarding a decline in the market price of the Series D convertible preferred stock and/or common stock while the offering is in progress.


     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.


     Any of these activities may cause the price of the Series D convertible preferred stock and/or common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.



     In addition, in connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market, before the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when the limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in


                                    Page S-73
the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.



     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $467,000.



     The underwriters named herein are also acting as the underwriters of the concurrent offering. An affiliate of ING Barings LLC provides cash management services to us for which it receives customary fees. Bear, Stearns & Co. Inc. issued a fairness opinion in connection with the issuance of the Series C convertible preferred stock for which they received a customary fee. The representatives have performed certain other investment banking and advisory services for us for which they have received customary fees. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.



     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


                                 LEGAL MATTERS


     Various legal matters regarding the validity of the preferred stock offered by this prospectus will be passed upon for us by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own approximately 21,600 shares of our common stock. Kronish Lieb Weiner & Hellman LLP, New York, New York is acting as counsel to the underwriters in connection with various legal matters relative to the preferred stock offered by this prospectus.


                                    EXPERTS


     The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of these firms as experts in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

     We must comply with the periodic reporting and other information requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Copies of our periodic reports and proxy statements and of other information filed by us with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us. The address of the SEC's Web site is http://www.sec.gov. Our Internet address is http://www.mgci.com.


     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities being offered. This prospectus does not contain all the information included in the registration statement, parts of which are omitted as allowed by the rules of the SEC. For further information about us and the securities offered, please refer to the registration statement. The registration statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses shown above. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed with the SEC as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.


                                    Page S-74

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                            MGC COMMUNICATIONS, INC.

                     % SERIES D CONVERTIBLE PREFERRED STOCK

                                   [MGC LOGO]

                                  ------------

                                   PROSPECTUS


                                        , 2000


                                  ------------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                                  ING BARINGS

                            WARBURG DILLON READ LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                      S-BC1

                            MGC COMMUNICATIONS, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The fees and expenses to be paid in connection with this offering are as follows:


SEC filing fee..............................................    $104,591
NASD filing fee.............................................      30,500
NASDAQ listing fee*.........................................      35,000
Accounting fees and expenses*...............................     150,000
Legal fees and expenses*....................................     200,000
Printing expenses*..........................................     350,000
Miscellaneous*..............................................     164,909
                                                              ----------
          Total.............................................  $1,035,000
                                                              ==========


---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The articles of incorporation of the Company provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a stockholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company).



     The Company also has the obligation, pursuant to its by-laws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada General Corporation Law at the time of any such indemnification.

ITEM 16.  EXHIBITS

EXHIBIT INDEX


       EXHIBIT NO. AND DESCRIPTION
       ---------------------------
1.1    Underwriting Agreement.*
 4.1   Articles of Incorporation and Amendments.(1)
 4.2   By-laws.(2)
 4.3   Stockholders' Agreement dated as of November 26, 1997, among the Company, Maurice J. Gallagher, Jr., Nield J. Montgomery
       and certain investors identified therein.(1)
 4.4   Indenture dated as of September 29, 1997, between the
       Company and Marine Midland Bank, as Trustee.(1)
 4.5   Warrant Registration Rights Agreement dated as of September
       29, 1997, among the Company, Bear, Stearns & Co. Inc. and
       Furman Selz LLC.(1)
 4.6   Form of Amended and Restated Certificate of Designation of
       Series B Convertible Preferred Stock.
 4.7   Form of Amended and Restated Registration Rights Agreement
       dated             , 1999, among the Company and the
       purchasers of Series B Convertible Preferred Stock and
       Series C Convertible Preferred Stock.
 4.8   Form of Amended and Restated Securityholders' Agreement
       dated             , 1999, among the Company, the purchasers
       of Series B Convertible Preferred Stock and certain
       stockholders of the Company.
 4.9   Certificate of Change in Authorized Capital of MGC
       Communications, Inc.(3)
 4.10  Form of Certificate of Designation of Series C Convertible
       Preferred Stock.
 4.11  Certificate of Designation of Series D Convertible Preferred
       Stock.*
 5.1   Legal Opinion of Ellis, Funk, Goldberg, Labovitz & Dokson,
       P.C.*
12.1   Ratio of earnings to fixed charges and preferred
       dividends(4)
23.1   Consent of Arthur Andersen LLP.
23.2   Consent of KPMG LLP
24.1   Power of Attorney(4)


---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4, registration number 333-33837, filed with the Commission on August 18, 1997, and amendments thereto.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1, registration statement number 333-49085, filed with the Commission on April 1, 1998, and amendments thereto.


(3) Incorporated by reference to the Company's Registration Statement on Form S-3, registration statement number 333-79963, filed with the Commission on June 3, 1999, and amendments thereto.



(4) Previously filed with this registration statement.


 *  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933:

          (1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, then the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York on the 27th day of December, 1999.


                                          MGC COMMUNICATIONS, INC.

                                          By: /s/ ROLLA P. HUFF
                                          --------------------------------------
                                          Rolla P. Huff, President and
                                          Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.




/s/ ROLLA P. HUFF                                                                    December 27, 1999
---------------------------------------------------
Rolla P. Huff, President
(Chief Executive Officer) and Director

/s/ MICHAEL R. DALEY                                                                 December 27, 1999
---------------------------------------------------
Michael R. Daley, Executive Vice President (Chief
Financial Officer)

/s/ LINDA M. SUNBURY                                                                 December 27, 1999
---------------------------------------------------
Linda M. Sunbury, Senior Vice President
(Principal Accounting Officer)

/s/ MAURICE J. GALLAGHER, JR.*                                                       December 27, 1999
---------------------------------------------------
Maurice J. Gallagher, Jr., Director
(Chairman of the Board)

/s/ TIMOTHY P. FLYNN*                                                                December 27, 1999
---------------------------------------------------
Timothy P. Flynn, Director

                                                                                     December   , 1999
---------------------------------------------------
Jack L. Hancock, Director

/s/ DAVID KRONFELD*                                                                  December 27, 1999
---------------------------------------------------
David Kronfeld, Director

                                                                                     December   , 1999
------------------------------------------
Mark J. Masiello, Director

/s/ THOMAS NEUSTAETTER*                                                              December 27, 1999
------------------------------------------
Thomas Neustaetter, Director

                                                                                     December   , 1999
------------------------------------------
Paul J. Salem, Director

* /s/ MICHAEL R. DALEY
------------------------------------------
By: Michael R. Daley as Attorney-in-fact

                                 EXHIBIT INDEX


                      EXHIBIT NO. AND DESCRIPTION                   PAGE
                      ---------------------------                   ----
1.1   Underwriting Agreement.*
 4.1  Articles of Incorporation and Amendments.(1)
 4.2  By-laws.(2)
 4.3  Stockholders' Agreement dated as of November 26, 1997, among the Company, Maurice J. Gallagher, Jr., Nield J. Montgomery
      and certain investors identified therein.(1)
 4.4  Indenture dated as of September 29, 1997, between the
      Company and Marine Midland Bank, as Trustee.(1)
 4.5  Warrant Registration Rights Agreement dated as of September
      29, 1997, among the Company, Bear, Stearns & Co. Inc. and
      Furman Selz LLC.(1)
 4.6  Form of Amended and Restated Certificate of Designation of
      Series B Convertible Preferred Stock.
 4.7  Form of Amended and Restated Registration Rights Agreement
      dated             , 1999, among the Company and the
      purchasers of Series B Convertible Preferred Stock and
      Series C Convertible Preferred Stock.
 4.8  Form of Amended and Restated Securityholders' Agreement
      dated             , 1999, among the Company, the purchasers
      of Series B Convertible Preferred Stock and certain
      stockholders of the Company.
 4.9  Certificate of Change in Authorized Capital of MGC
      Communications, Inc.(3)
4.10  Form of Certificate of Designation of Series C Convertible
      Preferred Stock.
4.11  Certificate of Designation of Series D Convertible Preferred
      Stock.*
 5.1  Legal Opinion of Ellis, Funk, Goldberg, Labovitz & Dokson,
      P.C.*
12.1  Ratio of earnings to fixed charges and preferred
      dividends.(4)
23.1  Consent of Arthur Andersen LLP.
23.2  Consent of KPMG LLP.
24.1  Power of Attorney.(4)


---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4, registration number 333-33837, filed with the Commission on August 18, 1997, and amendments thereto.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1, registration statement number 333-49085, filed with the Commission on April 1, 1998, and amendments thereto.

(3) Incorporated by reference to the Company's Registration Statement on Form S-3, registration statement number 333-79963, filed with the Commission on
    May   , 1999, and amendments thereto.


(4) Previously filed with this registration statement.


 *  To be filed by amendment.